11/18

03037509

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co Ltd

*CURRENT ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4121 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/18/03

Exhibit 1

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to Shelf Registration Statement dated April 15, 2003 relating to the Unsecured Straight Bonds-Thirty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Thirty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-seventh Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the Annual Report 2003 (Exhibit 19) and the news releases dated April 15, 2003 (Exhibit 2).

Exhibit 2

April 15, 2003

37th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 37th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 37th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.09% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	April 15, 2003
8. Payment date:	April 28, 2003
9. Maturation date:	April 28, 2010
10. Application of funds procured:	Extending loans
11.Trustee:	Deutsche Securities Limited Morgan Stanley Japan Limited
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A

Exhibit 3

(TRANSLATION)

03 ... 7:21

Brief Statement of Financial Results for the Fiscal Year Ended March 2003 (Consolidated)

April 30, 2003

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2003 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the representative	President
Name	Shigeyoshi Kinoshita
Position of the person in charge:	Board Member, Director General manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone No.:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	April 30, 2003
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Fiscal Year (from April 1, 2002 to March 31, 2003)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/03	437,572	5.5%	146,695	(14.3%)	144,244	(16.1%)
3/02	414,918	10.4%	171,248	6.8%	171,836	6.9%

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/03	75,096	(21.5%)	513.09	–	12.2%	6.6%	33.0%
3/02	95,637	17.5%	653.18	631.65	17.6%	8.4%	41.4%

Notes: 1. Equity in earnings of affiliated companies: -3,577 million in fiscal 2002 and -920 million yen in fiscal 2001

2. Average outstanding shares (consolidated): 146,283,363 in fiscal 2002 and 146,417,279 in fiscal 2001

3. Change in accounting polices: none

4. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth of change from previous fiscal year.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
3/03	2,183,414	644,431	29.5%	4,405.09
3/02	2,166,865	582,737	26.9%	3,983.61

Note: Outstanding shares (consolidated) at fiscal year-end were 146,283,331 in fiscal 2002 and 146,283,497 in fiscal 2001.

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/03	47,550	(8,191)	7,906	166,739
3/02	(46,554)	(5,590)	67,639	120,163

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries: 16

Number of unconsolidated subsidiaries accounted for under equity method: 0

Number of unconsolidated affiliates accounted for under equity method: 3

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition): 1

Consolidated subsidiaries (exclusion): 1

Affiliates accounted for under equity method (addition): 0

Affiliates accounted for under equity method (exclusion): 0

2. Forecasts for the Next Fiscal Year (from April 1, 2003 to March 31, 2004)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Interim	218,500	63,100	34,400
Annual	437,100	126,300	70,200

Reference: The forecasted net income per share (annual): 479.61 yen

Annexed Materials

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 16 subsidiaries, and 3 affiliates as well as 1 other related company and 1 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance, guarantee business, and servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and insurance agency.

The following table explains the positioning and role of each Group Company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	———
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard as the main commodity	———
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance service	———
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with banks, etc. to provide credit guarantees for personal loans	———
	Servicing business	IR Loan Servicing, Inc.	Loan recovery business	Consolidated subsidiary
	Others	ASCOT CO., LTD.	Fiduciary business to open up, on the Internet, new customers with respect to consumer loans, business loans, and credit card	Equity method affiliate
		ACOM CAPITAL CO., LTD.	Financial services for ACOM (Special Purpose Company)	Consolidated subsidiary
		ACOM FUNDING CO., LTD.		
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM RESERCH INSTITUTE, INC.	Survey and research on trends in household expenditures	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other property	
		AB PARTNER CO., LTD.	Temporary employment agencies and back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		AVRS CO., LTD.	———	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
		1990 K PARTNERSHIP		
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM FUNDING CO., LTD. was established on July 10, 2002

2. AVRS CO., LTD., ACOM (USA) INC., and ACOM INTERNATIONAL, INC. suspended its operation, and further business scheme is under consideration.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
ACOM
Installment sales finance and loan business
JCK CREDIT CO., LTD. (Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Tokyo-Mitsubishi Cash One Ltd. (Equity-method affiliate)
Loan recovery business
IR Loan Servicing, Inc. (Consolidated subsidiary)
Fiduciary business to open up new customer with respect to consumer loans and credit card
ASCOT CO., LTD. (Equity-method affiliate)
Comprehensive rental business
ACOM RENTAL CO., LTD. (Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED (Consolidated subsidiary)
Research on trend in household expenditures
ACOM RESEARCH INSTITUTE, INC. (Consolidated subsidiary)
Insurance services
AJAST Ltd. (Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD. (Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD. (Consolidated subsidiary)
Temporary employment agencies and back-office service
AB PARTNER CO., LTD. (Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD. (Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD. (Equity method affiliate)
Financial services
ACOM CAPITAL CO., LTD. (Consolidated subsidiary)
ACOM FUNDING CO., LTD. (Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC. (Consolidated subsidiary)
Real estate leasing
Maruito Shokusan Co., Ltd. (Other related company)
Maruito Shoten Co., Ltd. (Subsidiary of other related company)

Note: AVRS CO., LTD., ACOM (USA) INC., and ACOM INTERNATIONAL, INC. suspended its operation, therefore, they are eliminated from the diagram.

2. Management Policy

(1) Basic Management Policy

We at ACOM Group, aim to develop alongside society, so that we can deepen the mutual trust that exists between ourselves and our stakeholders, based on the Group's corporate philosophy as expressed in our corporate mottos: "Serving humanity," "The customer comes first," and "Creative and innovative management." All these follow from our founding maxim: "Expand the circle of trust."

Being fully aware of the direction of the changes in the business environment surrounding the ACOM Group, including the economic slump that is still dragging on, the transition into an aging society with fewer children, the rapid development of the Internet society, and globally intensifying competition, we are endeavoring to build a strong business base, capable of coping with environmental changes quickly and flexibly.

The medium-term goal of our own corporate image is captured in our slogan, "Best Life Partner." At the same time we are pursuing the creation of "a trustworthy company that offers the highest customer satisfaction through advanced comprehensive financial services" targeting the entire consumer credit market, mainly in the business areas of loans, credit cards, installment sales finance, loan guarantees, and loan servicing.

(A) Thorough Observance of Business Ethics (Compliance)

With regard to the "improper statement of recalculations made by some of our branch offices," an incident that we disclosed on December 12, 2002 and January 22, 2003 and which was reported by several newspapers, we express our deepest apologies to our shareholders, trade partners and other concerned parties for any worries or difficulties that might have been caused.

To date the Group has positioned full compliance at the top of our management themes; in 1998 the "ACOM Code of Business Ethics" was laid down and distributed to all our directors, officers, and employees, which the Group has been trying to put into practice. The occurrence of this misconduct, however, forced us to recognize and deeply regret the insufficiency of our internal control system.

Henceforth, we will concentrate all our efforts on strengthening the internal control system by reviewing all our operations, and the provision of adequate education and training. Further, our entire Group will single-mindedly approach the thorough practice of legal compliance and business ethics. In this regard, we would like to request your continued support.

(B) Upgrade of Credit Quality

In light of the continuing economic slump and an unemployment rate remaining at high levels, filings for voluntary bankruptcy and legal liquidation of debt are increasing sharply and the business of granting and managing credit is now placed under extremely severe and difficult conditions. Such being the case, we have been making efforts to strengthen methods for managing credit through continued development of a computer system for approving credit applications and maintaining the soundness of such activities.

During the reported financial period we are particularly promoting the concentration of credit granting and management, as well as counseling activities, at our Contact Center. We also undertook some organizational changes in April of last year, functionally dividing the old Credit Assessment Department into two new departments: the Credit Supervision Department No.1, taking responsibility for credit assessments, and the Credit Supervision Department No.2, taking charge of credit management and servicing. In this way, we are striving to improve the soundness of our credit assets.

(C) Establishment of a New Sales System

In order to offer efficient and prompt services that can satisfy diversifying customer needs and keep pace with changes in market circumstances, and to further strengthen the competitiveness of sales services, we made changes to our sales system and organizational structure in October last year, pushing forward the concentration of sales office business in the Contact Center. Under the new sales system we will realize high quality services for our customers by maintaining close cooperation between the Contact Center, specializing in channels without face-to-face meetings, such as telephone, Internet and MUJINKUN loan application machines, and the sales branches which mainly offer face-to-face services to visiting customers.

Also, we are determined to achieve low-cost operations, drastically renewing business processes and the infrastructure relating to sales activities through functional concentration in the Contact Center.

(D) Achievement of Low-Cost Operations

By putting into use "MUJINKUN," an interactive loan application and approval system, a first in the industry, the Group has been concentrating efforts on reducing sales office costs, improving staffing efficiency, and securing profitability.

In the future we also aim to realize a leading management efficiency, and to tackle various remaining issues. To be

specific, our company-wide measures will include the further improvement of efficiency of a new sales system, the building of our next accounting system as the second stage of a "Company-wide Comprehensive Business Management System," the strengthening of organizational functions and the slimming down of work content. Thus we continue to improve operational efficiency and realize cost reductions.

(E) Policy on Reducing the Stock Trading Lot

At a meeting of the board of directors held on February 18, 2002, a resolution was approved that the Company's shares should be traded in units of 10 shares, reduced from 100 shares in order to activate the distribution of shares in the Company and to broaden the investor base. The new trading lot came into use on May 1, 2002.

(2) Basic Policy on the Appropriation of Earnings

Our basic policy on the appropriation of earnings is to maintain the continuous positive return of profits to shareholders through solid dividend payments, taking into consideration economic and financial conditions, industry trends, and the results of our operations.

Based on the above policy, for the interim half-year ended September 2002, a dividend of 40 yen per share was paid, and the same amount is planned for the year-end dividend, making a total payment of 80 yen per share per annum. Retained earnings are utilized as strategic investments aimed at building up a future business base, such as the proper location of future business offices, the structuring of a new sales system for low-cost operations, the establishment of the next accounting system as the second stage of a company-wide comprehensive business management system, and the development of new businesses.

(3) Basic Concept of Corporate Governance and Status of Measures Taken

The ACOM Group corporate governance has been in place for some time now, enabling prompt and proper decision-making on important matters for the Company and the Group as a whole, through meetings of the board of directors and managing directors, as well as enabling the flexible and efficient operation of all divisions.

The Company auditors attend board meetings and other major meetings, examine the execution of business and the current financial position, as well as auditing the Company's management. By strengthening cooperation between the auditors of the Company and its subsidiaries, the internal audit department, and the accounting auditors, we are trying to uphold thoroughgoing corporate governance.

Also, by means of positive IR and other activities conducted in and out of the country, we intend to undertake appropriate disclosure to investors and analysts, and to this end we are making efforts to implement measures to secure and maintain transparency in our management for all of our stakeholders.

As a part of our legal compliance activities, we established a Business Ethics Committee and a Business Ethics Office in April 1998, and have been striving to ensure full compliance. In April 2003, a "Three-Year Plan for the Practice of New Business Ethics" was established, and under this plan we are aiming at further strengthening the standards of ethical conduct.

For the future, we are planning to adopt an executive officer system in the board of directors after the annual general meeting of shareholders for the financial year of 2003, building a system that is able to address management tasks speedily and appropriately by strengthening the functions of the board of directors, separating the function of decision making from that of business execution, and reinforcing audit functions.

(4) Problems to Be Resolved

Although the Japanese economy seemed to have bottomed-out, concerns over a further deterioration of the recession are intensifying again, as seen in the slowing pace of export growth, growing deflation, and delays afflicting the settlement of financial institutions' bad loans and industrial rehabilitation. Affected by these factors, the business conditions surrounding the ACOM Group are becoming increasingly severe due to intensifying competition in the consumer finance market. This is a result of the continuing new entries from other industries, as well as the increasing number of personal bankruptcies and filings for legal liquidation on a deteriorating background for personal income and employment.

In order to respond to these severe circumstances, the ACOM Group places emphasis on the major policies of the "thoroughgoing practice of business ethics (compliance)," "solidifying of the new sales system," "strengthening credit quality," "speed-up of decision-making" and "full-tilt furtherance of low cost operations." We are also endeavoring to diversify fund raising means and sources, reinforce competitiveness in sales services, expand and stiffen corporate governance, implement full compliance practices, and expand and reinforce risk management systems. In this way, we have resolved to maintain a strong management base and a stable earning base, thereby improving our corporate value.

(5) Index Goal of Management

Among the indices of management used as our goal, the ACOM Group attaches importance to return on equity (ROE) on a consolidated base for improving shareholders' value and maintaining stable management. At the same time, we also aim to improve other indices, including the equity-to-asset ratio, ratio of income before extraordinary items to total assets, ratio of

income before taxes to operating income, and net income per share.

3. Operating Results and Financial Situation

(1) Operating Results

(A) Results of Operations for the Financial Year Ended March 31, 2003

During the reported financial year for consolidated accounting, the Japanese economy initially showed a move towards recovery linked with the US economy, but it then returned to its previous unstable trend due to the high unemployment rate and stagnant personal consumption caused by aggravated income and employment circumstances. Other reasons include the dark outlook for the financial system under the heavy pressure of bad-loan problems, the large decline in stock prices, and an unclear outlook of the world economy, together with other complications caused by the Iraq War.

Under these business conditions, the ACOM Group regards the current financial year as one for restructuring its management base for the benefit of long-term growth, and has conducted a radical review of its sales system for loan business, which is our core operation. Thus we have concentrated our efforts on consolidating this system, to make it more flexible and adaptable to changing circumstances.

As one general measure, we continued to promote "branding activities" for the purpose of improving ACOM's corporate brand. As already mentioned, we established a new sales system to further strengthen the cooperation between the Contact Center and the branch offices, and built up a comprehensive, company-wide business management system to improve the efficiency of the administrative and clerical work in the entire group.

As regards fund raising, we established a special-purpose company named "ACOM FUNDING CO., LTD." for the purpose of securing a commitment facility overseas. From there on, we continue to strengthen our financial base further by diversifying fund raising and securing stable funds.

As a result, operating income amounted to 437,572 million yen for the financial year ended March 31, 2003 (a 5.5% increase over the previous year). On the other hand, as the loan losses increased much more than initially anticipated due to the increased number of filings for personal bankruptcy following the aggravation of the employment and income environment, operating expenses amounted to 290,877 million yen (a 19.4% increase over the previous year). Thus the income before extraordinary items was 144,244 million yen (16.1% down from the previous year) and net income amounted to 75,096 million yen (21.5% down from the previous year).

(a) Loan Business

In terms of our loan business, which forms the core of the ACOM Group's business, we have structured a new sales system to provide services that match the changes in the market environment, carried out scrap-and-build operation by efficiently relocating sales offices, expanded our CD/ATM networks, and improved mobile phone services, such as e-mail transmission and ACOM shop service guidance. In the area of credit management, in order to cope with the increasing number of delinquent loans and loan losses resulting from the continuous high unemployment rate and the employment cutbacks by many companies, we have tried to make the granting of credit more appropriate, and to ensure our counseling service is put to full use. However, the loss ratio of the loan business on a non-consolidated base increased by 1.41% over the previous year to 4.56%.

As a result, the balance of loans receivable outstanding at the end of the financial year increased by 41,595 million yen to 1,660,256 million yen (a 2.6% increase over the end of the previous financial year). Income from interest on loans receivable amounted to 390,710 million yen (a 4.6% increase over the previous year).

Additionally, the business is faring well with SIAM A&C CO., LTD., which operates a hire purchase business in Thailand, started loan business and business is going well.

(b) Credit Card Business and Installment Sales Finance Business

In our credit card business, we have promoted sales of ACOM MasterCard® by expanding the installation of the world's first instant card issuing machines linked with MUJINKUN, our automatic loan contracting machines. Also, we have newly restarted the issue of the "AC Gold MasterCard®" which features upgraded conveniences, and sales of tie-up credit cards in alliance with additional fifteen companies. These include the "acom Buffaloes MasterCard®" under a sponsorship contracted with OSAKA Kintetsu Buffaloes Co., Ltd. in December 2002, and the "omoshiro-ningen (comical person) certificate MasterCard®" in a tie-up with YOSHIMOTO KOGYO CO., LTD.

In Sales Finance Business, the company strengthened the alliance between our installment sales finance division and JCK CREDIT CO., LTD., a 100% owned subsidiary, and concentrated efforts on building up new membership. But due to decreased sales at member shops resulting from sluggish personal consumption, the turnover of goods encountered a downward trend.

As a result, the balance of installment sales receivable on a consolidated basis increased by 10,198 million yen during the reported financial year, amounting to 27,9798 million yen (a 3.8% increase over the end of the previous financial year). The income from fees from both credit card and installment sales finance businesses totaled 30,191

million yen (a 12.7% increase over the previous year).

(c) Guarantee Business

In the Guarantee Business, started in May 2001 for the purpose of further strengthening financial services business, our company newly contracted business tie-ups with five banks during the financial year ended March 2003, including one with the Aomori Bank, Ltd. (April 1, 2002). The number of these alliances now totals nine banks and one company. As a result, the balance of loans guarantee receivable reached 57,926 million yen and the operating income of the business totaled 1,866 million yen.

This business offers loans that are available quickly and easily by amalgamating our personal loan know-how on granting and assessing credit opportunities with a financial institution that is our tie-up partner. For the future, too, we intend to develop business mainly among regional banks.

(d) Servicing Business

In order to further expand the comprehensive financial service business, our company started its servicing business by way of an equity investment in "IR Loan Servicing, Inc." on July 2, 2001. The total principal of consigned and purchased receivables amounted to 1,085,032 million yen for the financial year ended March 2003.

(e) Other Businesses

We established a new style of non-bank company named Tokyo Mitsubishi Cash One with a joint equity investment from the Bank of Tokyo Mitsubishi Ltd., the Mitsubishi Trust and Banking Corporation, DC Card CO., LTD., and JACCS CO., LTD. This new style, non-bank company started its operations on March 4, 2002, and recorded a 19,488 million yen of loans receivable outsanding at the end of March 2003. Merging our know-how on consumer finance with the brand power of financial institutions, we continue to provide new financial services that cross the boundaries of the industry.

(B) Outlook for the Financial Year Ending March 31, 2004

For the financial year ending March 2004, in addition to the unclear future trend of the US economy in the aftermath of the Iraq War, the Japanese domestic economy is also likely to further slow down and remain stagnant due to the progressing deflationary spiral pushed by the aggravated circumstances surrounding employment and personal income, and the adverse impact on industry and the financial sector expected from the major efforts to settle the bad loan problem.

Also, in the consumer credit market we have to brace ourselves for a continuing severe phase due to the combined factors of the intensifying competition caused by fully-fledged entries from other industries and a further deterioration in the circumstances of employment and personal income. Regardless of such circumstances, however, our Group is determined to seek customer support and expand our business base through realization of a "Best Life Partner," a company that customers can trust and be satisfied with.

In order to adapt to such rapidly changing circumstances, the ACOM Group will make the best use of our management resources, such as those experts who have special know-how related to providing credit and the infrastructure for sales activities including branch offices, MUJINKUN machines and ATM networks. We will thereby continue to concentrate our efforts on further strengthening our management constitution, expanding sales services, and securing a stable earning base.

In estimating the results of operations for the whole financial year, we expect to achieve consolidated operating revenues amounting to 437.1 billion yen (down 0.1% from the financial year 2003), the income before extraordinary items of 126.3 billion yen (down 12.4% from the financial year 2003), and net income of 70.2 billion yen (down 6.5% from the financial year 2003).

(2) Financial Situation

(A) Overview of Cash Flow for the Financial Year Ended March 2003

During the financial year ended March 2003 cash and cash equivalents (hereafter called "cash") increased by 46,576 million yen to 166,739 million yen on a consolidated basis, as the total of the increase in the cash flow from operating activities and that in the cash flow from financing activities exceeded the decrease in cash flow from investing activities.

(Cash flow from operating activities)

During the financial year ended March 2003, the cash provided by operating activities increased by 47,550 million yen on a consolidated basis. This resulted from a net income before taxes amounting to 134,414 million yen, an increase of 41,705 million yen in the balance of commercial loans for the financial service business, an increase of 10,653 million yen in the balance of installment sales receivables, and the payment of corporate taxes amounting to 81,350 million yen.

(Cash flow from investing activities)

During the financial year ended March 2003, the cash provided by investment activities decreased by 8,191 million yen on a consolidated basis. This is due to 6,020 million yen expended for acquiring investment securities in managing funds,

and an expenditure of 4,389 million yen for the acquisition of tangible fixed assets used in the expansion of the Contact Center's functions as part of the new sales system.

(Cash flow from financing activities)

During the financial year ended March 2003, the cash provided by financing activities increased by 7,906 million yen on a consolidated basis. This resulted from an increase of 10,401 million yen in the balance of short-term loans, and an increase of 9,133 million yen in the balance of long-term loans to meet the funding needs of the financial service business, and a dividend payment of 11,700 million yen made to the parent company.

(B) Cash Flow Forecast for the Financial Year Ending March 2004

For the financial year ending March 2004, the cash provided by operating activities is expected to increase by 103 billion yen on a consolidated basis, as the increase of the assets to be acquired in the financial service business will be lower than the expected net income before income taxes, reflecting the performance plan aimed at enhancing credit soundness. The cash provided by investment activities will decrease by 8.6 billion yen, as a result of expenditure enabling ATM facilities to handle a new bill and expenditure on other shop-related costs. The cash provided from financing activities will decrease by 135.6 billion yen, reflecting the performance plan of the financial service business.

In sum, cash and cash equivalents are estimated to decrease by 41.2 million yen on a consolidated basis.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2002)		This consolidated fiscal year (As of March 31, 2003)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Assets)						
I. Current assets	2,041,766	94.2	2,072,855	94.9	31,089	1.5
Cash and time deposits	60,159		86,966		26,807	44.6
Trade notes and accounts receivable	479		493		14	3.0
Loans receivable	1,618,660		1660,256		41,595	2.6
Installment receivables	269,605		279,798		10,193	3.8
Marketable securities	512		1,079		567	110.7
Inventories	7,356		8,339		983	13.4
Deferred tax assets	30,061		40,264		10,203	33.9
Short-term loans	61,207		81,028		19,820	32.4
Deposit for redemption of convertible bonds	50,000		–		(50,000)	–
Other current assets	22,669		24,246		1,577	7.0
Allowances for bad debts	(78,945)		(109,617)		(30,672)	38.9
II. Fixed assets	123,312	5.7	109,158	5.0	(14,153)	(11.5)
Tangible fixed assets	65,268	3.0	56,412	2.6	(8,855)	(13.6)
Buildings and structures	23,943		21,583		(2,359)	(9.9)
Vehicles and delivery equipment	16		10		(5)	(35.3)
Equipment and furniture	16,443		15,723		(719)	(4.4)
Land	24,852		19,094		(5,758)	(23.2)
Construction in progress	12		–		(12)	–
Intangible fixed assets	1,459	0.1	1,455	0.1	(3)	(0.3)
Leasehold	274		274		–	–
Telephone rights	1,108		1,112		4	0.4
Other intangible fixed assets	76		67		(8)	(11.4)
Investments and other assets	56,585	2.6	51,290	2.3	(5,294)	(9.4)
Investments in securities	27,873		24,509		(3,363)	(12.1)
Long-term loans	1,161		1,100		(61)	(5.3)
Deferred tax assets	2,410		4,095		1,684	69.9
Guaranty money deposited	11,452		10,890		(562)	(4.9)
Prepaid pension expenses	3,671		2,680		(991)	(27.0)
Other investments	12,133		10,947		(1,186)	(9.8)
Allowance for bad debts	(2,118)		(2,931)		(813)	38.4
III. Deferred assets	1,787	0.1	1,400	0.1	(386)	(21.6)
Bond discount	1,787		1,400		(386)	(21.6)
Total Assets	2,166,865	100.0	2,183,414	100.0	16,548	0.8

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2002)		This consolidated fiscal year (As of March 31, 2003)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	552,834	25.5	490,904	22.5	(61,929)	(11.2)
Notes and accounts payable	6,571		4,934		(1,637)	(24.9)
Short-term loans	19,337		29,413		10,076	52.1
Current portion of long-term loans	329,834		318,761		(11,073)	(3.4)
Commercial paper	10,000		10,000		–	–
Current portion of bonds and notes	34,386		40,388		6,002	17.5
Current portion of convertible bonds	50,000		–		(50,000)	–
Accounts payable on transferred specified claims	–		2,900		2,900	–
Current portion of accounts payable on transferred specified claims	3,900		–		(3,900)	–
Accrued income taxes	46,061		31,849		(11,211)	(26.0)
Deferred tax liabilities	27		0		(27)	(99.2)
Allowance for loss on guaranteed loans receivable	12		474		461	–
Deferred income on installment sales	39,437		37,642		(1,795)	(4.6)
Other current liabilities	16,265		14,540		(1,724)	(10.6)
II. Fixed liabilities	1,030,936	47.6	1,047,614	48.0	16,677	1.6
Straight bonds	290,284		285,735		(4,548)	(1.6)
Long-term loans	732,623		752,705		20,082	2.7
Deferred tax liabilities	–		7		7	–
Allowance for employees' retirement benefits	3,173		3,671		498	15.7
Allowance for directors' and corporate auditors' retirement benefits	980		1,071		90	9.3
Other fixed liabilities	3,874		4,422		547	14.1
Total liabilities	1,583,771	73.1	1,538,519	70.5	(45,252)	(2.9)
(Minority interests in consolidated subsidiaries)						
Minority interests in consolidated subsidiaries	357	0.0	463	0.0	106	29.8
(Shareholders' equity)						
I. Common stock	17,282	0.8	17,282	0.8	–	–
II. Additional paid-in capital	25,772	1.2	–	–	(25,772)	–
III Capital surplus	–	–	25,772	1.2	25,772	–
IV. Consolidated retained earnings	543,276	25.1	–	–	(543,276)	–
V Earned surplus	–	–	606,622	27.8	606,622	–
VI. Securities valuation adjustment	1,127	0.1	75	0.0	(1,052)	(93.3)
VII. Foreign currency translation adjustments	(920)	(0.1)	(1,518)	(0.1)	(597)	65.0
VIII Treasury stock	(3,802)	(0.2)	(3,803)	(0.2)	(1)	0.0
Total shareholders' equity	582,737	26.9	644,431	29.5	61,694	10.6
Total liabilities, minority interests, and shareholders' equity	2,166,865	100.0	2,183,414	100.0	16,548	0.8

(2) Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002) Amount	Percentage	This consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount	Percentage	Change Amount	Percentage
		%		%		%
I. Operating income	414,918	100.0	437,572	100.0	22,654	5.5
Interest on loans receivable	373,526		390,710		17,184	4.6
Fees from credit card business	3,755		5,071		1,316	35.0
Fees from installment sales finance business	23,044		25,120		2,076	9.0
Fees on guaranteed loans receivable	114		1,667		1,553	–
Collection of purchased receivables	149		436		287	192.1
Other financial income	24		27		3	12.2
Sales	6,481		6,344		(137)	(2.1)
Other operating income	7,823		8,194		371	4.7
II. Operating expenses	243,669	58.7	290,877	66.5	47,207	19.4
Financial expenses	29,903	7.2	30,562	7.0	659	2.2
Cost of purchased receivables	52	0.0	66	0.0	14	27.5
Cost of sales	3,850	0.9	3,795	0.9	(55)	(1.4)
Other operating expenses	209,863	50.6	256,452	58.6	46,589	22.2
Operating profit	171,248	41.3	146,695	33.5	(24,553)	(14.3)
III Non-operating income	2,027	0.5	1,380	0.3	(646)	(31.9)
Interest income	383		193		(190)	(49.6)
Dividends received	187		171		(16)	(8.5)
Gains on sale of securities	289		73		(216)	(74.7)
Rent from Company's residence	404		433		28	7.0
Income from anonymous association agreement	529		–		(529)	–
Other non-operating income	231		508		277	119.7
IV. Non-operating expenses	1,440	0.4	3,831	0.8	2,391	166.0
Interest expenses	78		36		(41)	(53.2)
Bond issue expenses	10		4		(5)	(52.2)
Loss on investments in equity-method	920		3,577		2,656	288.6
Stock offering expenses	112		–		(112)	–
Loss on investments in investing business association	180		130		(49)	(27.6)
Other non-operating expenses	138		82		(56)	(40.7)
Income before extraordinary items	171,836	41.4	144,244	33.0	(27,591)	(16.1)
V. Extraordinary income	2,310	0.6	5	0.0	(2,304)	(99.7)
Gains on sale of fixed assets	2,310		0		(2,310)	–
Gains on sales of investment in marketable securities	–		0		0	–
Gains on maturity of Investment trusts	–		5		5	–
VI. Extraordinary losses	7,266	1.8	9,836	2.3	2,570	35.4
Losses on amendment to income and expenses from previous fiscal year	70		–		(70)	–
Loss on sale of fixed assets	5,579		5,897		317	5.7
Loss on disposal of fixed assets	596		855		259	43.5
Loss on sale of investments in marketable securities	74		–		(74)	–
Loss on revaluation of investments in marketable securities	412		2,710		2,298	557.8
Other extraordinary losses	533		372		(160)	(30.1)
Income before income taxes	166,880	40.2	134,414	30.7	(32,466)	(19.5)
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	80,787	17.2	70,157	13.5	(10,629)	(17.2)
Deferred income taxes	(9,562)		(11,179)		(1,617)	
Gain (loss) on minority interests in consolidated subsidiaries	18	0.0	339	0.0	321	–
Net income	95,637	23.0	75,096	17.2	(20,540)	(21.5)

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Term / Subject	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002) Amount		This consolidated fiscal year (From April 1, 2002 to March 31, 2003) Amount	
I. Consolidated retained earnings at the beginning of the fiscal year		458,669		-
II. Decrease in consolidated retained earnings				
Dividends	10,983		-	
Directors' bonus	47	11,030	-	-
III. Net income		95,637		-
IV. Consolidated retained earnings at the end of the fiscal year		543,276		-
Capital surplus				
I. Capital surplus at the beginning of the fiscal year				
Capital surplus at the beginning of the fiscal year			25,772	25,722
II Capital surplus at the end of the fiscal year				25,772
Earned surplus				
I. Earned surplus at the beginning of the fiscal year				
Earned surplus at the beginning of the fiscal year			543,276	543,276
II Increase in earned surplus				
Net income			75,096	75,096
III Decrease in earned surplus				
Dividends			11,702	
Directors' bonus			47	11,750
IV Earned surplus at the end of the fiscal year				606,622

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)	Change
	Amount	Amount	Amount
I. Cash flows from operating activities			
Income before income taxes	166,880	134,414	(32,466)
Depreciation and amortization	6,529	6,043	(485)
Amortization of consolidation adjustment account	–	4	4
Increase in allowance for bad debts	16,695	31,572	14,877
Increase in allowance for loss on guaranteed loans receivable	12	461	448
Increase in allowance for employees' retirement benefits	81	498	416
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	93	90	(2)
Non-operating interest and dividends income	(571)	(365)	206
Loss on sales of marketable securities	(289)	(73)	216
Non-operating interest expense	78	36	(41)
Amortization of bond discount	183	386	203
Bond-issue expenses	639	256	(382)
Loss (gain) on foreign currency exchanges	(1)	137	138
Loss on investments in equity-method	920	3,577	2,656
Loss on sales of tangible fixed assets	2,892	5,897	3,004
Loss on disposal of tangible fixed assets	596	855	259
Loss (gain) on sales of investments in securities	74	(0)	(74)
Loss on revaluation of investments in securities	412	2,710	2,298
Decrease (increase) in notes and accounts receivable	(21)	(14)	7
Decrease (Increase) in loans outstanding	(121,614)	(41,705)	79,908
Decrease (increase) in installment sales receivables	(45,486)	(10,653)	34,832
Decrease (increase) in inventories	(127)	(983)	(856)
Decrease (increase) in other current assets	(2,680)	(1,554)	1,125
Decrease in prepaid pension expenses	492	991	499
Increase (decrease) in notes and accounts payable	(3,169)	(1,618)	1,550
Increase (decrease) in deferred income on installment sales	5,784	(1,740)	(7,524)
Increase (decrease) in other current liabilities	2,321	(1,735)	(4,056)
Bonus paid to directors	(47)	(47)	–
Increase in other operating activities	600	1,124	524
Subtotal	31,278	128,566	97,288
Non-operating interest and dividends received	662	368	(294)
Non-operating interest paid	(110)	(33)	77
Income taxes paid	(78,384)	(81,350)	(2,965)
Cash used in operating activities	(46,554)	47,550	94,105

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)	Change
	Amount	Amount	Amount
II. Cash flow from investing activities			
Additions to time deposit	(81)	(63)	18
Maturity of time deposit	98	71	(26)
Purchase of marketable securities	(5)	(5)	(0)
Proceeds from sale of marketable in securities	1,355	518	(836)
Purchase of tangible fixed assets	(6,268)	(4,389)	1,878
Proceeds from sale of tangible fixed assets	7,187	550	(6,637)
Purchase of investment securities	(8,019)	(6,020)	1,998
Proceeds from sale of investment securities	–	134	134
Proceeds from collection of loans	34	51	17
Income from transfer of business	350	–	(350)
Increase in other investments	(847)	(1,023)	(175)
Decrease in other investments	337	1,931	1,593
Increase (decrease) in other investment activities	268	52	(215)
Net cash provided by (used in) investing activities	(5,590)	(8,191)	(2,600)
III. Cash flow from financing activities			
Proceeds from short-term loans	73,070	86,232	13,161
Repayments of short-term loans	(68,680)	(75,830)	(7,150)
Proceeds from issue of commercial paper	10,000	40,000	30,000
Payments for redemption of commercial paper	(12,000)	(40,000)	(28,000)
Proceeds from issue of straight bonds	103,034	35,580	(67,454)
Payments for redemption of straight bonds	(30,179)	(34,386)	(4,207)
Payments for redemption of convertible bonds	–	(50,000)	(50,000)
Appropriation of deposit for redemption of convertible bonds	–	50,000	50,000
Payments for redemption of convertible bonds	(50,000)	–	50,000
Proceeds from long-term debt	420,532	342,220	(78,312)
Repayments of long-term debt	(362,449)	(333,086)	29,363
Net proceeds from issuance of a subsidiary stock to minority shareholder	–	28	28
Payments for purchase of treasury stock	(3,801)	(1)	3,800
Cash dividends paid by the parent company	(10,986)	(11,700)	(714)
Cash dividends paid to minority shareholders	–	(149)	(149)
Decrease in other financing activities	(900)	(1,000)	(100)
Net cash provided by financing activities	67,639	7,906	(59,733)
IV. Effect of exchange rate change on cash and cash equivalents	42	(689)	(731)
V. Increase in cash and cash equivalents	15,536	46,576	31,039
VI. Cash and cash equivalents at the beginning of the year	104,627	120,163	15,536
VII Cash and cash equivalents at the end of the year	120,163	166,739	46,576

(5) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation
Number of consolidated subsidiaries: 16
For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."
From this consolidated accounting period, ACOM FUNDING CO., LTD., a newly established company, has been accounted for as a consolidated subsidiary.
1990 K PARTNERSHIP, a consolidated subsidiary, was excluded from consolidation as it had been dissolved in the prior consolidated accounting period.

(B) Application of the equity method
Number of equity method affiliates: 3
For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."
CHAILEASE ACOM FINANCE CO., LTD. closes its accounts on December 31, and uses the financial statements as of this date.

(C) Matters relating to fiscal year, etc. of subsidiaries
Settlement date of the following consolidated subsidiaries end on December 31:
ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
ACOM FUNDING CO., LTD
Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies
(a) Valuation and computation of assets
(1) Marketable securities
Securities held to maturity ... Amortized cost method (straight-line method)
Other securities
Where there is a market price
Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)
Where there is no market price
Cost determined by the moving average method
(2) Derivative transactions
Option transaction ... Market value
Swap transaction .... Market value
(3) Inventories
Purchased receivables ... Cost on an individual specified cost basis
Merchandise
Paintings ... Cost on an individual specified cost basis
Others merchandise ... Cost based on the last purchase price method
Miscellaneous items ... Cost based on the first-in first-out method

(b) Depreciation of property, plant and equipment
(1) Tangible fixed assets
At the Company and its domestic consolidated subsidiaries ... Declining balance method
At overseas consolidated subsidiaries ... Straight-line method
(Depreciable life)
Buildings and structures ... 3 to 50 years
Vehicles and delivery equipment ... 4 to 6 years
Equipment and furniture ... 2 to 20 years
(2) Intangible fixed assets ... Straight-line method
(3) Long-term prepaid expenses ... Amortized in equal installments
(4) Deferred assets
Bond issue expenses ... Entire amount expensed as incurred
Bond discounts ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of this consolidated fiscal year.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business
Fees from customers ... Recognized mainly by credit-balance method
Fees from member outlets ... Recognized as fees when treated
Income from installment sales finance business
Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis
Fees on guaranteed loans receivable ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc
Consumption tax is treated outside of the financial statements
However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(3) Accounting for treasury stock and reversal of legal reserves
From this fiscal year accounting period, the Financial Accounting Standards No1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002, was adopted. The effect of this change on net income for this fiscal year accounting period was nil.
In accordance with the amendments to the "Regulations concerning Terminology, forms and Methods of Preparation of Financial Statements etc., the balance sheets for fiscal year March 2003 is prepared based on the amendments.

(4) Per share data
From this fiscal year accounting period, the Financial Accounting Standards No2, "Accounting Standard for Net Income per Share" and the Company Accounting Standard Adoption Guide, No 4 " Accounting Standard Adoption Guide for Net Income per Share", issued by the Accounting Standards Board of Japan on September 25, 2002, was adopted. By adoption of above accounting standards for per share data at fiscal year ended March 2002, the data will be as follows,

Net income per share..................652.86 yen
Net income per share diluted ....631.33 yen
Shareholder's equity per share.....3,983.29 yen

(E) Matters Relating to Evaluation of Consolidated Subsidiaries' Assets and Liabilities
The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) Matters Relating to Amortization of Consolidated Adjustment Account
Consolidated adjustment account is amortized in full when occurred because the amount thereof is small.

(G) Matters Relating to Treatment of Profit Appropriation, etc.
Consolidated companies' profit appropriation or loss depositions are subject to those that are settled during the relevant consolidated fiscal year.

(H) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows
Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Notes to Consolidated Balance Sheets

Item	Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)
1. Cumulative depreciation of tangible fixed assets (Millions of yen)	40,024	42,838
2. Value of affiliated company stock in investment securities (Millions of yen)	6,414	2,818
3. Assets pledged as security (Millions of yen)		
(1) Pledged assets		
Cash and time deposits	1,194	1,194
Loan receivable	688,230 <147,347>	642,524 <137,761>
Installment receivables	877	100
Buildings and structures	2,220	2,172
Land	6,074	6,074
Total	698,597 <147,347>	652,068 <137,761>
(2) Secured liabilities		
Short-term loans	10,062 <1,000>	1,000 <1,000>
Current portion of long-term loans	199,357 <43,582>	184,279 <40,324>
Current portion of bonds and notes	386	388
Long-term loans	447,414 <102,460>	423,480 <95,608>
Straight bonds	25,284	24,895
Total	673,505 <147,042>	634,043 <136,932>
	Figures in brackets represent amounts engaged in transfer of liabilities	Figures in brackets represent amounts engaged in transfer of liabilities

4. Guarantee liabilities

(1) Amount of guaranteed loans of guarantee business

(Millions of yen)	Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)
Guaranteed loans	9,536	57,926
Allowance for loss on guaranteed loans	(12)	(474)
Net	9,526	57,452

(2) Amount of guaranteed liabilities of affiliated companies

Prior consolidated fiscal year: CHAILEASE ACOM FINANCE CO., LTD. 381 million yen

This consolidated fiscal year: CHAILEASE ACOM FINANCE CO., LTD. 621 million yen

5. Notes endorsed for payment

Prior consolidated fiscal year: 1 million yen

This consolidated fiscal year: ――――

6. Notes maturing at the end of the consolidated fiscal year

Prior consolidated fiscal year: Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 4 million yen in notes maturing on this date have been included in the balance shown in the consolidated financial statements.

This consolidated fiscal year: ――――

Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)
7. ―――――	7. Shared Issued The number of common stocks issued at the end of this fiscal year is 146,630 thousands.
8. ―――――	8. Treasury Stock The number of common stocks for treasury is 347,549.
9. Convertible bonds maturing at the end of the consolidated fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place, therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount. 10. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the interim accounting period. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	9. ――――― 10. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 648,671 million yen at the end of the interim accounting period. This included a total of 410,167 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.

Prior consolidated fiscal year (As of March 31, 2002)

11. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,951 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 millions of yen. Under the policies stipulated in Japan's tax laws, 7,456 millions of yen of this amount would be classified as loans overdue by three months or more, 1,823 millions of yen as restructured loans and 3,854 millions of yen as loans no longer in arrears.

Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law subsidiaries is added up according to the policies stipulated in Japan's tax law.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(8,616) 21,751	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(7,975) 519	Loans other than the above that are overdue by three months or more.
Restructured loans	(16,865) 15,041	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(40,661) 44,516	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

12. Marketable securities purchased under resale agreements

Amount of marketable securities purchased
(Stated as short-term loans)

61,207 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

61,259 million yen

This consolidated fiscal year (As of March 31, 2003)

11. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,229 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,501 million yen. Under the policies stipulated in Japan's tax laws, 11,999 million yen of this amount would be classified as loans overdue by three months or more, 2,070 million yen as restructured loans and 6,431 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law subsidiaries is added up according to the policies stipulated in Japan's tax law.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,227) 9,227	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(10,800) 31,302	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,139) 1,139	Loans other than the above that are overdue by three months or more.
Restructured loans	(21,192) 19,122	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(54,359) 60,791	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

12. Marketable securities purchased under resale agreements

Amount of marketable securities purchased
(Stated as short-term loans)

81,028 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

81,012 million yen

Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)
13. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with five financial institutions and designated commitment line contracts with ten financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 187,609 Amount of borrowing 28,305 Unused amount 159,304	13. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with six financial institutions and designated commitment line contracts with twelve financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 436,503 Amount of borrowing 60,201 Unused amount 376,302

(7) Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
1. Other principal financial income (Millions of yen) Interest on deposits 15 Interest on loans 8	1. Other principal financial income (Millions of yen) Interest on deposits 20 Interest on loans 7
2. Principal financial expenses (Millions of yen) Interest paid 22,602 Interest on corporate bonds 5,000 Amortization of bond discount 183 Bond issue expense 629	2. Principal financial expenses (Millions of yen) Interest paid 21,368 Interest on corporate bonds 5,967 Amortization of bond discount 386 Bond issue expense 251
3. Principal items of operational expenses (Millions of yen) Advertising expenses 18,678 Provision for bad debts 72,034 Provision for loss on guaranteed loans receivables 12 Salaries 31,624 Retirement benefit expenses 2,950 Provision for directors' and corporate auditors' retirement benefits 100 Welfare expenses 3,877 Leases 16,102 Depreciation expenses 6,022 Fees 21,701	3. Principal items of operational expenses (Millions of yen) Advertising expenses 15,452 Provision for bad debts 108,869 Provision for loss on guaranteed loans receivables 474 Bad debt write-offs 6,327 Salaries 32,552 Retirement benefit expenses 4,032 Provision for directors' and corporate auditors' retirement benefits 106 Welfare expenses 3,886 Leases 15,712 Depreciation expenses 5,656 Fees 24,028
4. Gains on sales of fixed assets (Millions of yen) Buildings and structures 1,071 Equipment and furniture 0 Land 1,238 Telephone rights 0 Total 2,310	4. Gains on sales of fixed assets results from the sales of equipment and furniture.

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
5. Losses on prior-year adjustments resulted from the amortization of security deposit in the previous fiscal year.	5. —

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

6. Loss on sales of fixed assets

(Millions of yen)

Buildings and structures	670	< 648>
Equipment and furniture	7	<6>
Lands	4,525	<4,523>
Lease	376	<376>
Telephone rights	0	< — >
Other intangible assets	0	<0>
Total	5,579	<5,555>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

This consolidated fiscal year (From April 1, 2002 to March 31, 2003)

6. Loss on sales of fixed assets

(Millions of yen)

Buildings and structures	556	<168>
Equipment and furniture	1	<0>
Lands	5,339	<3,036>
Total	5,897	<3,204>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	432
Equipment and furniture	163
Total	596

This consolidated fiscal year (From April 1, 2002 to March 31, 2003)

7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	782
Equipment and furniture	73
Total	855

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

8. Breakdown of other extraordinary losses

(Millions of yen)

Valuation loss of golf club memberships	88
Provision for default of golf club memberships	66
Loss on settlement of swaps	185
Temporary amortization of long-term prepaid expenses	193
Total	533

This consolidated fiscal year (From April 1, 2002 to March 31, 2003)

8. Breakdown of other extraordinary losses

(Millions of yen)

Valuation loss of golf club memberships	36
Provision for default of golf club memberships	35
Loss on sales of golf club memberships	10
Loss on liquidation of golf club memberships	140
Repayments to customer	117
Temporary amortization of long-term prepaid expenses	29
Loss on termination of a retirement benefit plan	2
Total	372

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

9. Basis for classification of financial income and expenditure on the statements of income

(1) Financial income stated as operating income

Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

This consolidated fiscal year (From April 1, 2002 to March 31, 2003)

9. Basis for classification of financial income and expenditure on the statements of income

(1) Financial income stated as operating income

Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)		This consolidated fiscal year (From April 1, 2002 to March 31, 2003)	
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2002.		1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2003.	
	(Millions of yen)		(Millions of yen)
Cash and time deposits	60,159	Cash and time deposits	86,966
Marketable securities	512	Marketable securities	1,079
Short-term loans	61,207	Short-term loans	81,028
Time deposits and certificates of which term of deposit is more than three months	(68)	Time deposits and certificates of which term of deposit is more than three months	(59)
Bank deposits pledged as collateral	(1,194)	Bank deposits pledged as collateral	(1,194)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(452)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(1,079)
Cash and cash equivalents	120,163	Cash and cash equivalents	166,739

(9) Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
I Sales and operating profit / loss					
Sales					
(1) Sales to external customers	408,431	6,487	414,918	—	414,918
(2) Inter segment sales and transfers	—	14,671	14,671	(14,671)	—
Total	408,431	21,158	429,589	(14,671)	414,918
Operating expenses	230,284	19,876	250,160	(6,491)	243,669
Operating profit	178,146	1,282	179,429	(8,180)	171,248
II Assets, depreciation expenses and capital expenditure					
Assets	2,095,238	39,292	2,134,531	32,334	2,166,865
Depreciation expenses	5,771	704	6,476	53	6,529
Capital expenditure	6,109	2,730	8,839	(2,588)	6,251

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 8,280 million yen, and the expenses relating to the general affairs and accounting section of the Company.

4. Unallocated corporate assets included in "adjustments and elimination" were 53,750 million yen, and are mainly long-term investments in assets and assets related to the general affairs and accounting section of the Company.

This consolidated fiscal year (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
I Sales and operating profit / loss					
Sales					
(1) Sales to external customers	431,671	5,901	437,572	—	437,572
(2) Inter segment sales and transfers	—	15,300	15,300	(15,300)	—
Total	431,671	21,201	452,873	(15,300)	437,572
Operating expenses	277,805	20,524	298,330	(7,452)	290,877
Operating profit	153,866	676	154,543	(7,847)	146,695
II Assets, depreciation expenses and capital expenditure					
Assets	2,118,518	35,893	2,154,411	29,002	2,183,414
Depreciation expenses	5,492	549	6,041	2	6,043
Capital expenditure	4,281	1,361	5,642	(1,131)	4,511

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 7,956 million yen, and the expenses relating to the general affairs and accounting section of the Company.

4. Unallocated corporate assets included in "adjustments and elimination" were 54,666 million yen, and are mainly long-term investments in assets and assets related to the general affairs and accounting section of the Company.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002) and this consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002) and this consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Lease Transactions

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	0	6
Vehicles and delivery equipment	222	118	103
Equipment and furniture	12,641	7,523	5,117
Total	12,870	7,642	5,228

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	2,607
More than one year	2,740
Total	5,347

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	3,924
Equivalent of depreciation	3,681
Equivalent of interest payable	190

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

	(Millions of yen)
Unaccrued lease fees	
Within a year	5
More than one year	14
Total	19

This consolidated fiscal year (From April 1, 2002 to March 31, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	1	5
Vehicles and delivery equipment	222	119	103
Equipment and furniture	9,265	5,194	4,070
Total	9,495	5,315	4,179

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	1,924
More than one year	2,342
Total	4,267

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	3,004
Equivalent of depreciation	2,827
Equivalent of interest payable	144

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

	(Millions of yen)
Unaccrued lease fees	
Within a year	5
More than one year	8
Total	14

(11) Transactions between Related Parties

This consolidated fiscal year (from April 1, 2002 to March 31, 2003)

(A) Directors and primary individual shareholders, etc. (Millions of yen)

Attribute		Director
Name		Masayoshi Tatsuta
Address		—
Capital		—
Occupation		Senior Managing Director of the Company and also Representative Director of Information Center, Kochi Co., Ltd.
Ratio of voting rights holding (held)		Direct 0.09%
Relationship	Directors involved in other business	—
	Business	—
Summary of transactions		Payments for inquiry of individual credit information
Amount transacted		6
Subject		—
Outstanding amount at the end of the fiscal year		—

Notes: 1. Amount transacted above does not include consumption tax, etc.
2. Conditions of transaction and method, etc. of determination thereof: The same as general transactions
3. The above transaction is for the benefit of the third party.

(B) Subsidiaries, etc. (Millions of yen)

Attribute		Subsidiary
Name		ACOM ESTATE CO., LTD.
Address		Chiyoda-ku, Tokyo
Capital		7,540
Summary of business		Purchase and sale, leasing, administration and mediating real estate
Ratio of voting rights holding (held)		Direct 100%
Relationship	Directors involved in other business	1 person
	Business	Leasing to the Company buildings in which offices are located and undertaking of management thereof
Summary of transactions		Assignment of land and buildings, etc.
Amount transacted		883
Subject		—
Outstanding amount at the end of the fiscal year		—

Notes: 1. Amount transacted above does not include consumption tax, etc.
2. Conditions of transaction and method, etc. of determination thereof:
Assignment prices of land and buildings against ACOM ESTATE CO., LTD. were determined, based on the appraisal value estimated by real estate appraisers, after examining equivalent market value thereof.

(12) Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2002)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	9,105
Amount exceeding the tax limit for the provision for bad debt allowance	12,145
Amount exceeding the tax limit for the provision for accrued bonuses	1,009
Allowance for directors' and corporate auditors' retirement benefits	400
Unrecognized accrued interest income	1,978
Accrued enterprise tax	4,059
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	244
Amount exceeding the tax limit for the amortization of deferred charges	4,990
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	244
Nondeductible devaluation of marketable securities	243
Unrecognized valuation loss on golf club memberships	184
Amount exceeding the tax limit for depreciation	29
Losses of subsidiaries carried forward	89
Elimination of unrealized inter-company profit	1,439
Surplus on reserve for retirement benefits	1,259
Others	270
Sub total deferred tax assets	37,693
Valuation allowance	(186)
Total deferred tax assets	37,506
Deferred tax liabilities:	
Retained earnings of subsidiaries	2,727
Charge for prepaid pension expenses	1,500
Change in valuation of other marketable securities	779
Others	53
Total deferred tax liabilities	5,061
Balance of deferred tax assets	32,444

This consolidated fiscal year (As of March 31, 2003)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	11,565
Amount exceeding the tax limit for the provision for bad debt allowance	22,234
Allowance for loss on guaranteed loans receivable	193
Amount exceeding the tax limit for the provision for accrued bonuses	1,268
Allowance for directors' and corporate auditors' retirement benefits	434
Unrecognized accrued interest income	464
Accrued enterprise tax	2,716
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	189
Amount exceeding the tax limit for the Amortization of software	6,199
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	289
Nondeductible devaluation of marketable securities	42
Unrecognized valuation loss on golf club memberships	171
Amount exceeding the tax limit for depreciation	54
Elimination of unrealized inter-company profit	1,336
Allowance for employees' retirement benefit	1,454
Others	261
Sub total deferred tax assets	48,877
Valuation allowance	(145)
Total deferred tax assets	48,732
Deferred tax liabilities:	
Retained earnings of subsidiaries	3,187
Charge for prepaid pension expenses	1,085
Change in valuation of other marketable securities	47
Others	59
Total deferred tax liabilities	4,380
Balance of deferred tax assets	44,352

Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.	2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Statutory tax rate 40.9% (Adjustment) Loss on investments in equity-method affiliates 1.1% Retained earnings of subsidiaries 0.3% Permanently nondeductible expenses, such as entertainment expenses 0.1% Inhabitants' per capita taxes 0.2% Others 1.3% Effective tax rate 43.9%
3.	3. Amended amount of deferred tax assets and deferred tax liabilities by modification of corporation tax rate "Revised Local Tax Law" was proclaimed on March 31, 2003, and "Assessment by Estimation on the Basis of the Size of Business" system will be introduced from fiscal year ending March 31, 2005. This new system will be part of corporation tax. As a result statutory tax rate for current fiscal year is lowered to 40.5% from 40.9% in previous fiscal year. The amount of deferred tax assets (excluding deferred tax liabilities) is decreased by 54 million yen and deferred income tax is increased by 54 million yen.

(13) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year: (As of March 31, 2002)			This consolidated fiscal year (As of March 31, 2003)		
	Book value	Market price	Unrealized gain (loss)	Book value	Market price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Book value greater than market price						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous		—	—	4,000	3,998	(1)
Subtotal	—	—	—	4,000	3,998	(1)
Total	—	—	—	4,000	3,998	(1)

(B) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2002)			This consolidated fiscal year (As of March 31, 2003)		
	Original cost	Book value	Unrealized gain (loss)	Original cost	Book value	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	5,932	10,347	4,414	4,005	6,148	2,142
(b) Bonds						
Government/municipal	80	85	5	80	87	7
Corporate	85	158	72	1,313	1,356	43
Miscellaneous	10	10	0	10	10	0
(c) Other	1,502	1,508	5	2,004	2,047	43
Subtotal	7,611	12,109	4,497	7,413	9,650	2,236
Book value greater than market price						
(a) Stocks	8,943	6,652	(2,290)	8,777	7,060	(1,717)
(b) Bonds						
Government/municipal	—	—	—	—	—	—
Corporate	—	—	—	—	—	—
Miscellaneous	213	210	(3)	5	5	(0)
(c) Other	2,020	1,723	(296)	1,308	912	(395)
Subtotal	11,177	8,586	(2,590)	10,090	7,977	(2,113)
Total	18,788	20,695	1,906	17,504	17,628	123

Note: In this consolidated accounting period, impairment loss of 2,690 million yen was recorded with respect to other securities with market prices. Impairment losses on stocks are written off when the market price of a given stock fell below 50% of original cost, did not recover the fall out ratio of 30% in past one year, and is deemed unlikely to recover the level of the original cost.

(C) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
Amount of sales	860	177
Total gains on sales	307	87
Total losses on sales	92	14

(D) Principal marketable securities where there is no market quotation

Type	Prior consolidated fiscal year: (As of March 31, 2002)	This consolidated fiscal year: (As of March 31, 2003)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities		
Unlisted securities (excluding OTC securities)	1,160	1,142

(E) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2002)				This consolidated fiscal year (As of March 31, 2003)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	—	—	85	—	—	—	87	—
Corporate	87	70	—	—	—	1,247	—	—
Miscellaneous	265	10	—	—	15	—	4,000	—
(b) Other	99	1,668	503	—	1,064	587	532	—
Total	452	1,749	589	—	1,079	1,835	4,620	—

(14) Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap and interest-rate caps, and currency swaps..	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps.
2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes.	2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes.
3. Purpose for using derivative transactions The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign urrency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions.	3. Purpose for using derivative transactions The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions.
(1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency	(1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency
(2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rate relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules.	(2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules.
(3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	(3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002),	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates.. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates.
(2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.	(2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.
5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This consolidated fiscal year (from April 1, 2002 to March 31, 2003)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(15) Retirement Benefits Accounting

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: employees' pension fund, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Overseas consolidated subsidiaries do not have retirement benefit plans. Three companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan.	1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: employees' pension fund, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Four companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan. Some of the consolidated subsidiaries have ended the lump-sum severance payment plans in March, 2003.
2. Retirement benefit liabilities as of March 31, 2002 (Millions of yen) (1) Retirement benefit liabilities (30,993) (2) Pension assets 24,800 (3) Unfunded retirement benefit liabilities (1 + 2) (6,193) (4) Unrecognized past service liabilities (deduction in liabilities) Note2 (2,080) (5) Unrecognized difference with actuarial liability 8,772 (6) Difference (3 + 4 + 5) 497 (6) Prepaid pension expenses 3,671 (7) Allowance for retirement benefits (6 – 7) (3,173)	2. Retirement benefit liabilities as of March 31, 2003 (Millions of yen) (1) Retirement benefit liabilities (34,172) (2) Pension assets 24,060 (3) Unfunded retirement benefit liabilities (1 + 2) (10,112) (4) Unrecognized past service liabilities (deduction in liabilities) Note2 (1,649) (5) Unrecognized difference with actuarial liability 10,771 (6) Difference (3 + 4 + 5) (991) (7) Prepaid pension expenses 2,680 (8) Allowance for retirement benefits (6 - 7) (3,671)
Notes: 1. Substitutional portion of the employees' pension fund are included in the above figures. 2. As the law regarding to employees' pension insurance was revised in March 2000, the Company and certain of its subsidiaries raised age for start receiving pension fund. As a result of the change, unrecognized past service liabilities (deduction in liabilities) occurred. 3. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.	Notes: 1. Substitutional portion of the employees' pension fund are included in the above figures. 2. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	This consolidated fiscal year (From April 1, 2002 to March 31, 2003)
3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 2,167 (2) Interest expenses 800 (3) Expected investment income (721) (4) Recognized past service liabilities (deducted in liabilities)(Note2) (35) (5) Difference from change of accounting standars 739 (6) Retirement benefit expenses (1 + 2 + 3 + 4+ 5) 2,950 Notes: 1. Contributions made by employees to the employees' pension fund are excluded. 2. Refer note 2 on the "2. Retirement benefit liabilities" for treatment of recognized past service liabilities. 3. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".	3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 2,504 (2) Interest expenses 774 (3) Expected investment income (743) (4) Recognized past service liabilities 421 (5) Difference from change of accounting standards 1,908 (6) Special severance pay premium 7 (7) Others 3 (8) Retirement benefit expenses (1 + 2+ 3 + 4 + 5 + 6 + 7) 4,033 (9) Loss on termination of a retirement benefit plan 2 Total (8 + 9) 4,036 Notes: 1. Contributions made by employees to the employees' pension fund are excluded. 2. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses". 3. Others are premium paid to a defined-contribution pension plan.
4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.5% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.	4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.5% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

5. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)		This consolidated fiscal year (From April 1, 2002 to March 31, 2003)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Financial business	408,431	98.4	431,671	98.7	23,240	5.7
Loan business	380,553	91.7	398,057	91.0	17,503	4.6
Credit card business	23,595	0.9	5,096	1.2	1,325	35.1
Installment sales finance business	3,771	5.7	25,725	5.9	2,130	9.0
Guarantee business	319	0.1	1,866	0.4	1,547	483.8
Servicing business	191	0.0	925	0.2	734	383.9
Others	0	0.0	—	—	(0)	—
Other business	6,487	1.6	5,901	1.3	(586)	(9.0)
Rental business	3,853	0.9	3,629	0.8	(223)	(5.8)
Others	2,634	0.7	2,271	0.5	(362)	(13.8)
Total	414,918	100.0	437,572	100.0	22,654	5.5

(2) Other statistics

Item \ Term	Prior consolidated fiscal year (As of March 31, 2002)	This consolidated fiscal year (As of March 31, 2003)	Amount of change	Percentage
				%
Receivables outstanding (millions of yen)	1,888,413	1,941,244	52,831	2.8
Loan business	1,618,660	1,660,256	41,595	2.6
Credit card business	32,102	41,850	9,747	30.4
Credit card	31,388	41,114	9,726	31.0
Others	714	735	20	2.9
Installment sales finance business	237,502	237,948	445	0.2
Servicing business	147	1,189	1,042	706.5
Number of customer accounts				
Loan business	3058,274	3,161,304	103,030	3.4
Credit card business	1,016,544	1,021,131	4,587	0.5
Credit card	1,004,118	1,014,845	10,727	1.1
Others	12,426	6,286	(6,140)	(49.4)
Installment sales finance business	905,725	991,162	85,437	9.4
Servicing business	1,468	10,540	8,807	618.0
Rental business	15,978	14,519	(1,459)	(9.1)
Allowance for bad debts (millions of yen)	81,064	112,549	31,485	38.8
Allowance for loss on guaranteed loans Receivable (millions of yen)	12	474	461	-
Bad debt write-offs (millions of yen)	55,396	83,685	28,288	51.1
Number of outlets	1,793	1,762	(31)	(1.7)
Number of employees	5,390	6,110	720	13.4

Notes: 1.The definition of number of customer accounts is as follows,

(1) Loan business: The number of loan accounts with loan balance outstanding

(2) Credit card business: Cardholder of ACOM MasterCard®

(3) Installment sales finance business: Number of contracts with receivables outstanding

(4) Servicing business: Number of accounts for purchased loans

(5) Rental business: Number of users during the fiscal year

2. The amount of other investment in "Investment and other assets" is included in allowance for bad debts

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2003 (Non-consolidated)

April 30, 2003

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2003 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the representative	President
Name	Shigeyoshi Kinoshita
Position of the person in charge:	Board Member, Director General Manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone No.:	(03) 3270 - 3423
Date of the board of directors' meeting for the account settlement:	April 30, 2003
Date of the ordinary general meeting of the shareholders:	June 27, 2003
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Fiscal Year (from April 1, 2002 to March 31, 2003)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/03	419,258	4.6%	142,581	(15.6%)	144,502	(15.3%)
3/02	400,818	9.3%	168,961	6.6%	170,680	7.3%

	Net income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/03	77,489	(18.2%)	529.45	-	12.6%	6.9%	34.5%
3/02	94,777	17.4%	647.31	625.95	17.5%	8.6%	42.6%

Notes: 1. Average number of shares issued: 146,283,363 shares for fiscal 2002, 146,417,279 shares for fiscal 2001.
2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth from the previous fiscal year.

(2) Dividends

	Annual Cash Dividends per Share(Yen)			Total Amount of Annual Cash Dividends (Millions of yen)	Dividends Pay-out Ratio	Ratio of Total Amount of Dividends to Shareholders' Equity
		Interim	Year-end			
3/03	80.00	40.00	40.00	11,702	15.1%	1.8%
3/02	80.00	40.00	40.00	11,702	12.3%	2.0%

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
3/03	2,110,009	645,386	30.6%	4,411.62
3/02	2,095,251	580,716	27.7%	3,969.80

Notes: 1. Number of shares issued at fiscal year-end: 146,283,331 in fiscal 2002, 146,283,497 shares in fiscal 2001.
2. Number of treasury shares at fiscal year-end: 347,549 shares in fiscal 2002, 347,383 shares in fiscal 2001.

2. Non-Consolidated Forecast for the Fiscal 2003 (from April 1, 2003 to March 31, 2004)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share		
				Interim Dividends	Year-end Dividends	(Yen)
Interim	207,700	62,400	35,200	40.00	–	–
Annual	414,400	124,300	71,400	–	40.00	80.00

Reference: Projected net income per share (annual): 487.82 yen.

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2002)		This fiscal year (As of March 31, 2003)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%
I. Current assets	1,947,911	93.0	1,962,129	93.0	14,218	0.7
Cash and time deposits	46,151		70,602		24,451	53.0
Loans receivable	1,616,837		1,652,890		36,052	2.2
Installment sales receivables	192,726		194,369		1,643	0.9
Marketable securities	347		1,074		727	209.4
Merchandise	6,715		6,610		(104)	(1.6)
Prepaid expenses	7,121		6,759		(361)	(5.1)
Deferred tax assets	29,481		38,998		9,516	32.3
Accrued income	11,790		12,189		399	3.4
Short-term loans	59,977		80,278		20,300	33.8
Short-term loans to affiliates	100		50		(50)	(50.0)
Deposit for redemption of convertible bonds	50,000		--		(50,000)	--
Other current assets	2,300		3,075		775	33.7
Allowances for bad debts	(75,640)		(104,770)		(29,130)	38.5
II. Fixed assets	147,339	7.0	147,880	7.0	540	0.4
Tangible fixed assets	52,911	2.5	42,763	2.0	(10,147)	(19.2)
Buildings	17,644		15,199		(2,445)	(13.9)
Structures	4,276		3,829		(447)	(10.5)
Vehicles and delivery equipment	13		8		(4)	(31.6)
Equipment and furniture	16,439		15,412		(1,026)	(6.2)
Land	14,538		8,313		(6,224)	(42.8)
Intangible fixed assets	1,218	0.1	1,214	0.1	(3)	(0.3)
Leasehold	69		69		--	--
Telephone rights	1,073		1,078		4	0.4
Other intangible fixed assets	75		67		(8)	(10.9)
Investments and other assets	93,209	4.4	103,901	4.9	10,691	11.5
Investments in securities	21,416		20,344		(1,072)	(5.0)
Investments in affiliates	22,321		22,449		127	0.6
Investments in equity other than capital stock	1,171		881		(290)	(24.8)
Investments in affiliates' equity other than capital stock	1		1		--	--
Long-term loans	1,161		1,100		(61)	(5.3)
Long-term loans to affiliates	19,400		32,500		13,100	67.5
Claims on bankruptcy and reorganization, etc.	2,212		2,878		665	30.1
Long-term prepaid expenses	2,626		2,239		(387)	(14.8)
Deferred tax assets	3,456		5,662		2,205	63.8
Guaranty money deposited	11,865		11,160		(705)	(5.9)
Buildings and structures in trust	66		62		(4)	(6.7)
Land in trust	389		389		--	--
Prepaid pension expenses	3,605		2,630		(975)	(27.0)
Other investments	5,573		4,532		(1,041)	(18.7)
Allowance for bad debts	(2,060)		(2,930)		(870)	42.2
Total Assets	2,095,251	100.0	2,110,009	100.0	14,758	0.7

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2002)		This fiscal year (As of March 31, 2003)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%
I. Current liabilities	504,468	24.1	437,363	20.7	(67,104)	(13.3)
Accounts payable	2,948		1,844		(1,104)	(37.4)
Short-term loans	3,562		3,500		(62)	(1.8)
Current portion of bonds and notes	317,397		308,791		(8,605)	(2.7)
Commercial paper	10,000		10,000		--	--
Current portion of bonds and notes	30,000		40,000		10,000	33.3
Current portion of convertible bonds	50,000		--		(50,000)	--
Accounts payable on the transferred specified claims	--		2,900		2,900	--
Current portion of accounts payable on the transferred specified claims	3,900		--		(3,900)	--
Amount payable	1,895		1,418		(476)	(25.1)
Accrued expenses	13,783		12,153		(1,629)	(11.8)
Accrued income taxes	42,519		30,231		(12,287)	(28.9)
Deposit received	233		259		25	11.1
Unearned income	122		126		4	3.4
Allowance for loss on guaranteed loans receivable	12		474		461	--
Deferred income on installment sales	28,002		25,518		(2,483)	(8.9)
Other current liabilities	91		144		53	59.3
II. Fixed liabilities	1,010,066	48.2	1,027,260	48.7	17,193	1.7
Straight bonds	265,000		255,000		(10,000)	(3.8)
Long-term loans	714,226		740,776		26,550	3.7
Long-term loans to affiliates	23,880		23,880		--	--
Allowance for employees' retirement benefits	2,832		3,268		436	15.4
Allowance for directors' and corporate auditors' retirement benefits	886		964		77	8.8
Customers' deposit in trust	127		127		--	--
Other fixed liabilities	3,114		3,243		128	4.1
Total liabilities	1,514,534	72.3	1,464,608	69.4	(49,926)	(3.3)
(Shareholders' equity)						
I. Common stock	17,282	0.8	17,282	0.8	--	--
II. Additional paid-in capital	25,772	1.2	--		(25,772)	--
III Capital surplus	--		25,772	1.2	25,772	--
Additional paid-in Capital	--		25,772		25,772	--
IV. Legal reserve	4,320	0.2	--		(4,320)	--
V. Other reserve	536,014	25.6	--		(536,014)	--
Voluntary reserves	430,000		--		(430,000)	--
Unappropriated retained earnings	106,014		--		(106,014)	--
VI. Earned surplus	--		606,083	28.8	606,083	--
Legal reserve			4,320		4,320	--
Voluntary reserve	--		500,000		500,000	--
Unappropriated retained earnings	--		101,762		101,762	--
VII Securities valuation adjustment	1,128	0.1	51	0.0	(1,076)	(95.5)
VIII Treasury stock	(3,802)	(0.2)	(3,803)	(0.2)	(1)	0.0
Total shareholders' equity	580,716	27.7	645,386	30.6	64,670	11.1
Total liabilities and shareholders' equity	2,095,251	100.0	2,110,009	100.0	14,758	0.7

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2001 to March 31, 2002)		This fiscal year (From April 1, 2002 to March 31, 2003)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	400,818	100.0	419,258	100.0	18,439	4.6
Interest on loans receivable	373,235		388,483		15,248	4.1
Fees from credit card business	3,692		4,986		1,293	35.0
Fees from installment sales finance business	16,278		16,166		(112)	(0.7)
Fees on guaranteed loans receivables	114		1,667		1,553	--
Other financial income	23		26		3	13.7
Sales	--		105		105	--
Other operating income	7,474		7,822		348	4.7
II. Operating expenses	231,857	57.8	276,677	66.0	44,819	19.3
Financial expenses	28,622	7.1	29,585	7.1	963	3.4
Cost of sales	--	--	104	0.0	104	--
Other operating expenses	203,235	50.7	246,986	58.9	43,751	21.5
Operating profit	168,961	42.2	142,581	34.0	(26,379)	(15.6)
III. Non-operating income	2,126	0.5	2,118	0.5	(8)	(0.4)
Interest income	250		777		527	210.8
Interest on securities	24		42		17	72.7
Dividends received	199		329		129	65.0
Gains on sale of securities	307		73		(234)	(76.2)
Insurance payment received	29		17		(11)	(39.2)
Rent from Company's residence	404		432		28	7.0
Profit on investments in anonymous partnership	529		--		(529)	--
Other non-operating income	381		445		63	16.6
IV. Non-operating expenses	407	0.1	197	0.0	(210)	(51.6)
Stock offering expenses	112		--		(112)	--
Loss on investments in investing business association	180		130		(49)	(27.6)
Other non-operating expenses	114		66		(47)	(41.8)
Income before extraordinary items	170,680	42.6	144,502	34.5	(26,178)	(15.3)
V. Extraordinary income	1	0.0	5	0.0	3	202.6
Gains on sale of fixed assets	1		--		(1)	--
Gains on sales of investment in marketable securities	--		0		0	--
Gain on maturity of investment trusts	--		5		5	--

Subject \ Term	Prior fiscal year (From April 1, 2001 to March 31, 2002)		This fiscal year (From April 1, 2002 to March 31, 2003)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
VI. Extraordinary Losses	6,914	1.7	9,925	2.4	3,010	43.5
Loss on amendment to income and expenses from previous fiscal year	70		--		(70)	--
Loss on sale of fixed assets	5,579		5,914		335	6.0
Loss on disposal of fixed assets	662		961		299	45.2
Loss on revaluation of investments in marketable securities	411		2,706		2,294	557.7
Other extraordinary losses	191		342		151	79.4
Income before income taxes	163,767	40.9	134,582	32.1	(29,185)	(17.8)
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	79,360	17.2	68,070	13.6	(11,290)	(17.2)
Deferred income taxes	(10,370)		(10,977)		(607)	
Net income	94,777	23.7	77,489	18.5	(17,287)	(18.2)
Retained earnings carried forward from the previous period	17,088		30,124		13,036	76.3
Interim dividends	5,851		5,851		(0)	(0.0)
Unappropriated retained earnings	106,014		101,762		(4,251)	(4.0)

(3) Comparative Proposition of Appropriation of Retained Earnings

(Millions of yen)

Subject \ Term	Prior fiscal year (as of March 31, 2002)	This fiscal year (as of March 31, 2003)	Change
	Amount	Amount	Amount
I. Unappropriated retained earnings	106,014	101,762	(4,251)
II. The above shall be appropriated as follows:			
Dividends	5,851	5,851	(0)
per share	¥40.00 (Regular dividends: ¥40.00)	¥40.00 (Regular dividends: ¥40.00)	-- (Regular dividends: --)
Bonus to directors	38	39	1
Voluntary reserve	70,000	70,000	--
III. Unappropriated retained earnings carried forward	30,124	25,871	(4,252)

Notes: 1. As of December 5, 2002, the Company paid interim dividends of ¥40.00 per share (regular dividends) amounted to ¥5,851,334,120 in total.
2. The dividends for this fiscal year as shown above will not be paid to 347,549 shares of treasury stock.

(4) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Securities held to maturity...Amortized cost method (straight line ,method)

(c) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(B) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining method

(Depreciable life)

Buildings ... 3 to 50 years

Structure ... 3 to 50 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

Buildings and structures held in trust ... 8 to 50 years

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities into yen

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this fiscal year.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

Past service liabilities have been recognized evenly over the five years(a period not exceeding the expected average remaining working lives of the employee) from the time of occurance.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

(b) Income from credit card business
Customer fees ... Recognized mainly by credit balance method.
Merchant fees ... Recognized as fees when treated.

(c) Income from installment sales finance business
Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

(d) Fees on guaranteed loans receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities

(a) Accounting for hedging activities
Deferred hedge accounting has been adopted.
Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged
Hedging instruments ... Interest-rate swaps agreements and interest-rate caps
Items hedged ... Loans with variable interest rates

(c) Hedging policy
The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities
The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.
As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of interim non-consolidated financial statements

(a) Treatment of consumption tax
Consumption tax is treated outside of the financial statements
However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(b) Accounting for treasury stock and reversal of legal reserves
From this fiscal year accounting period, the Financial Accounting Standards No1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002, was adopted. The effect of this change on net income for this fiscal year accounting period was nil.
In accordance with the amendments to the "Regulations concerning Terminology, forms and Methods of Preparation of Financial Statements etc., the balance sheets for fiscal year March 2003 is prepared based on the amendments.

(c) Per share data
From this fiscal year accounting period, the Financial Accounting Standards No2, "Accounting Standard for Net Income per Share" and the Company Accounting Standard Adoption Guide, No 4 " Accounting Standard Adoption Guide for Net Income per Share", issued by the Accounting Standards Board of Japan on September 25, 2002, was adopted. By adoption of above accounting standards for per share data at fiscal year ended March 2002, the data will be as follows,

Net income per share...................647.05 yen

Net income per share diluted ....625.69 yen

Shareholder's equity per share....3,969.54 yen

(5) Notes to Non-Consolidated Balance Sheets

	Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)
1. Cumulative depreciation of tangible fixed assets (Millions of yen)	41,033	43,482
Cumulative depreciation of buildings and structures in trust which are classified as "Investments" (Millions of yen)	71	75
2. Assets pledged as security (Millions of yen)		
(1) Pledged assets		
Cash and time deposits	1,194	1,194
Loan receivable	688,230 <147,347>	642,524 <137,761>
Buildings	1,133	1,067
Land	934	934
Total	691,492 <147,347>	645,721 <137,761>
(2) Secured liabilities		
Short-term loans	1,062 <1,000>	1,000 <1,000>
Current portion of Long-term loans	198,580 <43,582>	184,178 <40,324>
Long-term loans	477,313 <102,460>	423,480 <95,608>
Long-term loans to affiliates	23,880	23,880
Total	670,836 <147,042>	632,538 <136,932>
	Figures in brackets represent amounts engaged in transfer of liabilities	Figures in brackets represent amounts engaged in transfer of liabilities
3. Authorized shares and issued shares	Company's authorized share capital is 533,200 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued share capital is 146,630 thousand shares.	Company's authorized common share capital is 533,200 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 146,630 thousand shares.
4.	—	Treasury stock Company holds 347,549 shares of common stock.
5. Guaranteed liabilities		
(1) Amount of guaranteed loans of guarantee business (Millions of yen)		
Guaranteed loans	9,539	57,926
Allowance for loss on guaranteed loans	<12>	<474>
Net	9,526	57,452
(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen)		
ACOM ESTATE CO., LTD.	2,895	2,913
JCK CREDIT CO., LTD.	39,713	36,354
SIAM A&C CO., LTD.	7,821	14,326
CHAILEASE ACOM FINANCE CO., LTD.	381	621

Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)
6. Convertible bonds maturing at the end of the consolidated fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place, therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount.	6. —
7. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the accounting period. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	7. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 648,671 million yen at the end of the accounting period. This included a total of 410,167 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
8. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,951 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 million yen. Under the policies stipulated in Japan's tax laws, 7,456 million yen of this amount would be classified as loans overdue by three months or more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears	8. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,229 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,501 million yen. Under the policies stipulated in Japan's tax laws, 11,999 million yen of this amount would be classified as loans overdue by three months or more, 2,070 million yen as restructured loans and 6,431 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)

Prior fiscal year (As of March 31, 2002)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(7,837) 20,972	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(7,954) 497	Loans other than the above that are overdue by three months or more
Restructured loans	(16,840) 15,016	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(39,836) 43,691	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

9.. Marketable securities purchased under resale agreements

Amount of marketable securities purchased
(Stated as short-term loans)

59,977 million yen

Market value of marketable securities purchased at the end of the fiscal year.

60,029 million yen

10. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with five financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

	Millions of yen
Agreed amount of agreement for commitment line	181,480
Amount of borrowing	23,880
Unused amount	157,600

There are no overdraft contracts

11. —

This fiscal year (As of March 31, 2003)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,227) 9,227	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(10,626) 31,128	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(13,036) 1,036	Loans other than the above that are overdue by three months or more
Restructured loans	(21,169) 19,099	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(54,059) 60,491	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

9. Marketable securities purchased under resale agreements

Amount of marketable securities purchased
(Stated as short-term loans)

80,278 million yen

Market value of marketable securities purchased at the end of the fiscal year.

80,262 million yen

10. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with five financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

	Millions of yen
Agreed amount of agreement for commitment line	427,440
Amount of borrowing	54,880
Unused amount	372,560

There are no overdraft contracts

11. Limitation on dividend

The amount of net asset is increased by 51 million yen due to revaluation of asset into market value which regulated by commercial code No. 290-1-6

(6) Notes to Non-Consolidated Statements of Income

Prior fiscal year (From April 1, 2001 to March 31, 2002)		This fiscal year (From April 1, 2002 to March 31, 2003)	
1. Other principal financial income		1. Other principal financial income	
	(Millions of yen)		(Millions of yen)
Interest on deposits	13	Interest on deposits	18
Interest on loans	8	Interest on loans	7
2. Principal financial expenses		2. Principal financial expenses	
	(Millions of yen)		(Millions of yen)
Interest paid	21,698	Interest paid	20,887
Interest on corporate bonds	4,962	Interest on corporate bonds	5,915
Bond issue expenses	491	Bond issue expenses	210
3. Principal items of operating expenses		3. Principal items of operating expenses	
	(Millions of yen)		(Millions of yen)
Advertising expenses	19,304	Advertising expenses	15,853
Transfer to allowance for bad debts	69,984	Transfer to allowance for bad debts	105,306
Provision for loss on guaranteed loans receivables	12	Provision for loss on guaranteed loans receivables	474
Salaries	28,376	Bad debts write-offs	6,327
Retirement benefit expenses	2,841	Salaries	28,584
Transfer to allowance for directors' and corporate auditors' retirement benefits	76	Retirement benefit expenses	3,827
Welfare expenses	3,523	Transfer to allowance for directors' and corporate auditors' retirement benefits	84
Lease	15,465	Welfare expenses	3,480
Depreciation expenses	6,166	Lease	14,880
Fees	21,644	Depreciation expenses	5,777
		Fees	23,623
4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;		5. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;	
	(Millions of yen)		(Millions of yen)
Interest income	200	Interest income	732
Dividends received	14	Dividends received	157
Other non-operating income	96	Other non-operating income	90
Total	311	Total	981
5. Incomes from sales of fixed assets		5. —	
	(Millions of yen)		
Land	1		
Telephone rights	0		
Total	1		
6. Losses on prior-year adjustments resulted from the amortization of security deposit in the previous fiscal year.		6. —	

Prior fiscal year (From April 1, 2001 to March 31, 2002)	This fiscal year (From April 1, 2002 to March 31, 2003)

7. Breakdown of loss on sales of fixed assets

Prior fiscal year (From April 1, 2001 to March 31, 2002)

(Millions of yen)

Buildings	665	<643>
Structure	4	< 4>
Equipment and fixture	6	< 6>
Lands	4,525	<4,523>
Lease	376	< 376>
Telephone rights	0	< —>
Other intangible assets	0	< 0 >
Total	5,579	<5,555>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

This fiscal year (From April 1, 2002 to March 31, 2003)

(Millions of yen)

Buildings	557	<165>
Structure	4	< 2>
Equipment and fixture	1	<0>
Lands	5,351	<3,036>
Total	5,914	<3,204>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

Prior fiscal year

(Millions of yen)

Buildings	337
Structures	155
Equipment and furniture	169
Total	662

This fiscal year

(Millions of yen)

Buildings	651
Structures	227
Equipment and furniture	82
Total	961

9. Breakdown of other extraordinary losses

Prior fiscal year

(Millions of yen)

Valuation loss of golf club memberships	88
Provision for default of golf club memberships	66
Temporary amortization of long-term prepaid expenses	35
Total	191

This fiscal year

(Millions of yen)

Valuation loss of golf club memberships	36
Provision for default of golf club memberships	35
Loss on sale of golf club membership	10
Loss on liquidation of golf club membership	112
Loss on refund to customers	117
Temporary amortization of long-term prepaid expenses	29
Total	342

10. Basis for classification of financial income and expenditure on the statements of income

Prior fiscal year

(1) Financial income stated as operating income

Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

This fiscal year

(1) Financial income stated as operating income

Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities.

(2) Financial expenditure stated as operating expenses

Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

(7) Notes to Lease Transactions

Prior fiscal year (From April 1, 2001 to March 31, 2002)	This fiscal year (From April 1, 2002 to March 31, 2003)
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

Prior fiscal year (From April 1, 2001 to March 31, 2002)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	218	117	100
Equipment and furniture	11,864	7,239	4,624
Total	12,082	7,357	4,725

2. Equivalent of balance of the unaccrued lease fee

	(Millions of yen)
Within 1 year	2,436
More than 1 year	2,400
Total	4,836

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fee payable	3,780
Equivalent of depreciation	3,547
Equivalent of interest payable	176

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This fiscal year (From April 1, 2002 to March 31, 2003)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment:	217	117	100
Equipment and furniture	8,509	4,848	3,661
Total	8,727	4,965	3,761

2. Equivalent of balance of the unaccrued lease fee

	(Millions of yen)
Within 1 year	1,745
More than 1 year	2,089
Total	3,835

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fee payable	2,794
Equivalent of depreciation	2,632
Equivalent of interest payable	125

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior non-consolidated fiscal year (from April 1, 2001 to March 31, 2002)
There is no subsidiary and affiliate stock for which market prices are available.

This non-consolidated fiscal year (from April 1, 2002 to March 31, 2003)
There is no subsidiary and affiliate stock for which market prices are available.

(9) Notes to the Method of Tax Effect Accounting

Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

Prior fiscal year (As of March 31, 2002)

	(Millions of yen)
Deferred tax assets	
Nondeductible write-offs of bad debts	9,093
Amount exceeding the tax limit for the provision for bad debt allowance	11,727
Amount exceeding the tax limit for the provision for accrued bonuses	916
Allowance for directors' and corporate auditors' retirement benefits	362
Unrecognized accrued interest income	1,978
Accrued enterprise tax	4,036
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	215
Amount exceeding the tax limit for the amortization of deferred charges	4,961
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	244
Nondeductible devaluation of marketable securities	237
Unrecognized valuation loss on golf club memberships	181
Surplus on reserve for employee retirement benefits	1,157
Others	78
Total deferred tax assets	35,191
Deferred tax liabilities	
Change in valuation of other marketable securities	779
Charge for prepaid pension expenses	1,473
Total deferred tax liabilities	2,253
Balance of deferred tax assets	32,938

This fiscal year (As of March 31, 2003)

	(Millions of yen)
Deferred tax assets	
Nondeductible write-offs of bad debts	11,564
Amount exceeding the tax limit for the provision for bad debt allowance	21,199
Allowance for loss on debt guarantees	193
Amount exceeding the tax limit for the provision for accrued bonuses	1,155
Allowance for directors' and corporate auditors' retirement benefits	390
Unrecognized accrued interest income	464
Accrued enterprise tax	2,590
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	161
Amount exceeding the tax limit for the amortization of software application	6,157
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	289
Nondeductible devaluation of marketable securities	42
Unrecognized valuation loss on golf club memberships	168
Surplus on reserve for employee retirement benefits	1,323
Others	61
Total deferred tax assets	45,760
Deferred tax liabilities	
Change in valuation of other marketable securities	34
Charge for prepaid pension expenses	1,065
Total deferred tax liabilities	1,099
Balance of deferred tax assets	44,660

Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.	2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.
3. —	3. Amended amount of deferred tax assets and deferred tax liabilities by modification of corporation tax rate "Revised Local Tax Law" was proclaimed on March 31, 2003. "and "Assessment by Estimation on the Basis of The Size of Business" system will be introduced from fiscal year ending March 31, 2005. This new system will be part of corporation tax. As a result statutory tax rate for current fiscal year is lowered to 40.5% from 40.9% in previous fiscal year. The amount of deferred tax assets (excluding deferred tax liabilities) is decreased by 53 million yen and deferred income tax is increased by 53 million yen

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior fiscal year (From April 1, 2001 to March 31, 2002) Amount	Prior fiscal year Composition ratio	This fiscal year (From April 1, 2002 to March 31, 2003) Amount	This fiscal year Composition ratio	Change Amount	Change Percentage
			%		%		%
Financial business	Interest on loans receivable	373,235	93.1	383,483	92.7	15,248	4.1
	Unsecured loans	365,091	91.1	380,090	90.7	14,999	4.1
	Consumers	364,814	91.0	379,923	90.6	15,109	4.1
	Commercials	277	0.1	167	0.1	(110)	(39.7)
	Secured loans	8,143	2.0	8,393	2.0	249	3.1
	Income on Installments	19,971	5.0	21,153	5.0	1,181	5.9
	Credit card	3,692	0.9	4,986	1.2	1,293	35.0
	Installment sales finance	16,278	4.1	16,166	3.8	(112)	(0.7)
	Income from guarantee business	114	0.0	1,667	0.4	1,553	—
Other business	Sales	—	—	105	0.0	105	—
Others Segment	Other financial income	23	0.0	26	0.0	3	13.7
	Other operating income	7,474	1.9	7,822	1.9	348	4.7
	Collection of bad debts previously written-off	6,938	1.7	6,430	1.6	(507)	(7.3)
	Others	536	0.2	1,391	0.3	855	159.6
Total		400,818	100.0	419,258	100.0	18,439	4.6

Note: Sales amount of "ACOM MasterCard®" is included in the "credit card."

(2) Other statistics

(a) Receivables outstanding at year-end

(Millions of yen)

Item	Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)	Amount of change	Percentage
Loans receivable outstanding	1,616,837	1,652,890	36,052	2.2
Unsecured loans	1,548,894	1,582,751	33,856	2.2
Consumers	1,547,850	1,582,125	34,274	2.2
Commercials	1,043	625	(418)	(40.1)
Secured loans	67,942	70,139	2,196	3.2
Installment receivable outstanding	31,478	41,166	9,687	30.8
Credit Card	31,388	41,114	9,726	31.0
Other	90	51	(38)	(43.1)
Installment sales finance business	161,247	153,203	(8,044)	(5.0)

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)	Amount of change	Percentage
Loan business	3,035,706	3,032,330	(3,376)	(0.1)
Unsecured loans	3,021,780	3,017,837	(3,943)	(0.1)
Consumers	3,020,908	3,017,176	(3,732)	(0.1)
Commercials	872	661	(211)	(24.2)
Secured loans	13,926	14,493	567	4.1
Credit card busienss	1,011,592	1,015,127	3,535	0.3
Credit card	1,004,118	1,014,845	10,727	1.1
Other	7,474	282	(7,192)	(96.2)
Installment sales finance business	486,532	479,182	(7,350)	(1.5)

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business: Cardholder of ACOM MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)	Amount of change	Percentage
Number of outlets	1,769	1,724	(45)	(2.5)
Loan business outlets	1,761	1,716	(45)	(2.6)
Staffed	521	468	(53)	(10.2)
Unstaffed	1,240	1,248	8	0.6
Installment sales finance business	8	8	—	—
Number of MUJINKUN outlets (machines)	1,751 <1,749>	1,706 <1,705>	(44)	(2.5)
Number of CD/ATM	49,777	69,215	19,438	39.1
Proprietary	2,068	2,026	(42)	(2.0)
Open 365 days / year	2,059	2,020	(39)	(1.9)
Open 24 hours / day	1,773	1,749	(24)	(1.4)
Tie-up	47,709	67,189	19,480	40.8
Others	7,611	7,621	10	0.1

(d) Others

Item \ Term	Prior fiscal year (As of March 31, 2002)	This fiscal year (As of March 31, 2003)	Amount of change	Percentage
Number of employees	4,366	4,405	39	0.9
Allowance for bad debts (Millions of yen)	77,700	107,700	30,000	38.6
Allowance for loss on guaranteed loans receivable (Millions of yen)	12	474	461	--
Bad debt write-off (Millions of yen)	54,251	81,608	27,356	50.4

Note: The amount of other investment in "Investment and other assets" is included in allowance for bad debts

8. Change in Officers

(1) Change in representative directors

No change.

(2) Changes in other officers

(A) Directors scheduled for retirement (as of June 27, 2003)

Senior Managing Director: Nobuyuki Yamochi
Scheduled to be inaugurated as president of ACOM RENTAL CO., LTD., ACOM ESTATE CO., LTD.

Director: Yusuke Yoshikawa
Scheduled to be inaugurated as Managing Director of ACOM ESTATE CO., LTD.

Director: Kouichi Izumimoto
Scheduled to be inaugurated as Executive Officer

Director: Yasushi Iwakiri
Scheduled to be inaugurated as Managing Director of ACOM RENTAL CO., LTD.

Director: Tatsuaki Murata
Scheduled to be inaugurated as Standing Corporate Auditor of ACOM CO., LTD.

Director: Zenichi Hioki
Scheduled to be inaugurated as Executive Officer

Director: Atsumi Takagishi
Scheduled to be inaugurated as Executive Officer

Director: Junya Fukuda
Scheduled to be inaugurated as Executive Officer

Director: Shozo Tanaka
Scheduled to be inaugurated as Executive Officer

Director: Kiyoshi Tachiki
Scheduled to be inaugurated as Executive Officer

Director: Satoru Tomimatsu
Scheduled to be inaugurated as Executive Officer

(B) Candidates for Corporate Auditor (as of June 27, 2003)

Tatsuaki Murata (currently General Manager of Accounting Department)
Scheduled to be Standing Corporate Auditor

Norikatsu Takahashi (currently a lawyer)
Scheduled to be Corporate Auditor

(C) Corporate Auditors scheduled for retirement (as of June 27, 2003)

Masayoshi Fujimoto: Standing Corporate Auditor

Noriyuki Tanaka: Corporate Auditor

Exhibit 4

DATA BOOK

For The Fiscal Year Ended March,2003

ACOM CO.,LTD.

April 2003
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

Name of Company	Equity owned by ACOM	Summary of business
[Domestic] Consolidated subsidiaries: 10 Equity-method affiliates: 2		
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	80%	Servicing
[Equity-Method Affiliate] ASCOT CO., LTD.	38.25%	Fiduciary business to open up, on the internet, new customers with respect to consumer loans and credit card
[Equity-Method Affiliate] Tokyo-Mitsubishi Cash One Ltd.	35%	Unsecured loan business
ACOM RENTAL CO., LTD.	100%	Comprehensive rental
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets.
ACOM RESEARCH INSTITUTE, INC.	100%	Surveys and research on trend in household expenditures
AJAST Ltd.	25% (75%)	Insurance agency.
ACOM ESTATE CO., LTD.	100%	Management of real estates
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties.
A B PARTNER CO., LTD.	100%	Clerical work and temporary personal services.
AVRS CO., LTD.	100%	—
[Overseas] Consolidated Subsidiaries: 6 Equity-Method Affiliate: 1		
SIAM A&C CO., LTD.	49%	Hire purchase and unsecured loan business in Thailand.
[Equity-Method Affiliate] CHAILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
ACOM CAPITAL CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
ACOM (U.S.A.) INC.	100%	—
ACOM INTERNATIONAL, INC.	100%	—

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. SIAM A&C CO., LTD. started unsecured loan business in July 2001.
3. Tokyo-Mitsubishi Cash One Ltd. started operation in March 4, 2002.
4. JUKI CREDIT CO., LTD. changed its company name to JCK CREDIT CO., LTD. on September 1, 2001.
5. E*NetCard CO., LTD. changed its company name to ASCOT CO., LTD. on August 1, 2001.
6. ACOM FUNDING CO., LTD. was established on July 10, 2002.
7. AVRS CO., LTD., ACOM (U.S.A.) INC., and ACOM INTERNATIONAL, INC. suspended their operation.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2002/3	(ACOM)	yoy %	Consolidated/Unconsolidated ratio	2003/3	(ACOM)	yoy	yoy %	Consolidated/Unconsolidated ratio	2004/3(E)	(ACOM)	yoy	yoy %	Consolidated/Unconsolidated ratio
Operating Income	414,918	(400,818)	10.4	1.035	437,572	(419,258)	22,654	5.5	1.044	437,100	(414,400)	-454	-0.1	1.055
Operating Expenses	243,669	(231,857)	13.1	—	290,877	(276,677)	47,207	19.4	—	309,200	(291,900)	18,341	6.3	—
Provision for Bad Debts	72,100	(69,984)	30.1	—	115,671	(112,108)	43,571	60.4	—	131,240	(127,660)	15,578	13.5	—
Operating Profit	171,248	(168,961)	6.8	1.014	146,695	(142,581)	-24,553	-14.3	1.029	127,900	(122,500)	-18,795	-12.8	1.044
Non-operating Income	2,027	(2,126)	16.1	—	1,380	(2,118)	-646	-31.9	—	1,000	(1,900)	-345	-25.0	—
Non-operating Expenses	1,440	(407)	15.6	—	3,831	(197)	2,391	166.0	—	2,600	(100)	-1,211	-31.6	—
Income Before Extraordinary Items	171,836	(170,680)	6.9	1.007	144,244	(144,502)	-27,591	-16.1	0.998	126,300	(124,300)	-17,929	-12.4	1.016
Income Before Income Taxes	166,880	(163,767)	7.8	—	134,414	(134,582)	-32,466	-19.5	—	125,100	(123,100)	-9,278	-6.9	—
Net Income	95,637	(94,777)	17.5	1.009	75,096	(77,489)	-20,540	-21.5	0.969	70,200	(71,400)	-4,805	-6.4	0.983

3. Operating Income (Consolidated)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	—	—	343,644	—	375,674	9.3	414,918	10.4	437,572	5.5	437,100	-0.1
Loan Business	—	—	323,306	—	348,295	7.7	380,553	9.3	398,057	4.6	394,400	-0.9
Credit Card Business	—	—	464	—	2,353	407.3	3,771	60.2	5,096	35.1	5,600	9.9
Installment Sales Finance Business	—	—	11,745	—	17,446	48.5	23,595	35.2	25,725	9.0	23,800	-7.5
Guarantee Business	—	—	—	—	—	—	319	—	1,866	483.8	5,100	173.2
Loan Servicing Business	—	—	—	—	—	—	191	—	925	383.9	1,600	72.9
Rental Business	—	—	6,719	—	5,569	-17.1	3,853	-30.8	3,629	-5.8	3,800	4.7
Others	—	—	1,407	—	2,009	42.8	2,634	31.1	2,271	-13.8	2,800	23.3

3-2 Composition Ratio of Operating Income (Consolidated)

(%)

	1999/3	2000/3	2001/3	2002/3	2003/3	2004/3(E)
Operating Income	—	100.0	100.0	100.0	100.0	100.0
Loan Business	—	94.1	92.7	91.7	91.0	90.2
Credit Card Business	—	0.1	0.6	0.9	1.2	1.3
Installment Sales Finance Business	—	3.4	4.7	5.7	5.9	5.4
Guarantee Business	—	—	—	0.1	0.4	1.2
Loan Servicing Business	—	—	—	0.0	0.2	0.4
Rental Business	—	2.0	1.5	0.9	0.8	0.9
Others	—	0.4	0.5	0.7	0.5	0.6

4. Receivables Outstanding by Segment (Consolidated)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Receivables Outstanding (Millions of yen)	—		1,478,703	—	1,720,616	16.4	1,888,413	9.8	**1,941,244**	**2.8**	**1,933,210**	**-0.4**
Loans Business	—		1,347,757	—	1,497,045	11.1	1,618,660	8.1	**1,660,256**	**2.6**	**1,664,570**	**0.3**
ACOM CO., LTD.	—		1,347,757	—	1,496,237	11.0	1,616,837	8.1	**1,652,890**	**2.2**	**1,652,100**	**0.0**
JCK CREDIT CO., LTD.	—		—	—	808	—	327	-59.5	**153**	**-53.1**	**70**	**-49.3**
SIAM A&C CO., LTD.	—		—	—	—	—	1,495	—	**7,212**	**382.3**	**12,400**	**71.9**
Credit Card Business	—		6,359	—	19,735	210.3	32,102	62.7	**41,850**	**30.4**	**43,340**	**3.6**
ACOM MasterCard	—		6,167	—	19,157	210.6	31,388	63.8	**41,114**	**31.0**	**42,730**	**3.9**
JCK CREDIT CO., LTD.	—		—	—	405	—	624	54.1	**684**	**9.6**	**590**	**-13.2**
SIAM A&C CO., LTD.	—		—	—	—	—	—	—	—	—	—	—
Installment Sales Finance Business	—		124,586	—	203,834	63.6	237,502	16.5	**237,948**	**0.2**	**223,500**	**-6.1**
ACOM CO., LTD.	—		121,933	—	150,581	23.5	161,247	7.1	**153,203**	**-5.0**	**141,250**	**-7.8**
JCK CREDIT CO., LTD.	—		—	—	49,112	—	69,996	42.5	**77,338**	**10.5**	**71,730**	**-7.2**
SIAM A&C CO., LTD.	—		2,652	—	4,140	56.1	6,258	51.1	**7,406**	**18.3**	**10,520**	**42.1**
Loan Servicing Business	—		—	—	—	—	147	—	**1,189**	**706.5**	**1,800**	**58.4**

5. Number of Customer Accounts by Segment (Consolidated)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Loan Business	—	—	2,669,016	—	2,898,760	8.6	3,058,274	5.5	**3,161,304**	**3.4**	**3,175,980**	**0.5**
ACOM CO., LTD.	—	—	2,669,016	—	2,893,789	8.4	3,035,706	4.9	**3,032,330**	**-0.1**	**2,980,400**	**-1.7**
JCK CREDIT CO., LTD.	—	—	—	—	4,971	—	2,719	-45.3	**1,122**	**-58.7**	**480**	**-56.7**
SIAM A&C CO., LTD.	—	—	—	—	—	—	19,849	—	**127,852**	**544.1**	**195,100**	**52.6**
Credit Card Business	—	—	404,941	—	781,590	93.0	1,016,544	30.1	**1,021,131**	**0.5**	**1,030,000**	**0.9**
ACOM MasterCard	—	—	380,396	—	752,509	97.8	1,004,118	33.4	**1,014,845**	**1.1**	**1,024,500**	**1.0**
JCK CREDIT CO., LTD.	—	—	—	—	3,238	—	4,952	52.9	**6,004**	**21.2**	**5,250**	**-12.5**
SIAM A&C CO., LTD.	—	—	—	—	—	—	—	—	—	—	—	—
Installment Sales Finance	—	—	415,065	—	768,882	85.2	905,725	17.8	**991,162**	**9.4**	**1,033,840**	**4.3**
ACOM CO., LTD.	—	—	358,400	—	446,217	24.5	486,532	9.0	**479,182**	**-1.5**	**445,000**	**-7.1**
JCK CREDIT CO., LTD.	—	—	—	—	212,068	—	246,786	16.4	**263,202**	**6.7**	**230,400**	**-12.5**
SIAM A&C CO., LTD.	—	—	56,665	—	110,597	95.2	172,407	55.9	**248,778**	**44.3**	**358,440**	**44.1**
Loan Servicing Business	—	—	—	—	—	—	1,468	—	**10,540**	**618.0**	—	—

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.ACOM MasterCard: Cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

6. Income and Expenses (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		**2003/3**		**2004/3(E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
Operating Income	310,521	9.1	341,767	10.1	366,712	7.3	400,818	9.3	**419,258**	**4.6**	**414,400**	**-1.2**
Loan Business	286,359	8.6	316,490	10.5	341,456	7.9	373,235	9.3	**388,483**	**4.1**	**380,800**	**-2.0**
Operating Expenses	183,412	7.9	197,392	7.6	208,205	5.5	231,857	11.4	**276,677**	**19.3**	**291,900**	**5.5**
Financial Expenses	28,777	-3.6	29,250	1.6	28,933	-1.1	28,622	-1.1	**29,585**	**3.4**	**27,100**	**-8.4**
Provision for Bad Debts	39,755	32.4	47,461	19.4	51,654	8.8	69,997	35.5	**112,108**	**60.2**	**127,660**	**13.9**
Other Operating Expenses	113,349	3.4	120,432	6.2	127,535	5.9	133,237	4.5	**134,878**	**1.2**	**137,140**	**1.7**
Operating Profit	127,109	10.9	144,374	13.6	158,507	9.8	168,961	6.6	**142,581**	**-15.6**	**122,500**	**-14.1**
Non-operating Income	1,324	-12.7	1,319	-0.4	1,670	26.6	2,126	27.3	**2,118**	**-0.4**	**1,900**	**-9.4**
Non-operating Expenses	993	-21.0	2,958	197.9	1,115	-62.3	407	-63.5	**197**	**-51.6**	**100**	**-50.8**
Income Before Extraordinary Items	127,440	10.9	142,735	12.0	159,062	11.4	170,680	7.3	**144,502**	**-15.3**	**124,300**	**-14.0**
Extraordinary Income	28	153.8	656	—	1,561	137.8	1	-99.9	**5**	**202.6**	**—**	**—**
Extraordinary Losses	4,418	-55.4	3,178	-28.1	7,708	142.6	6,914	-10.3	**9,925**	**43.5**	**1,200**	**-87.1**
Loss on Sales of Fixed Assets	2,027	-73.4	2,085	2.9	3,854	84.8	5,579	44.8	**5,914**	**6.0**	**450**	**-92.3**
Loss on Revaluation of Investments in Securities	549	-44.6	106	-80.7	1,340	—	411	-69.3	**2,706**	**557.7**	**—**	**—**
Income Before Income Taxes	123,049	17.2	140,213	13.9	152,915	9.1	163,767	7.1	**134,582**	**-17.8**	**123,100**	**-8.5**
Income Taxes, current	66,550	9.2	69,030	3.7	74,950	8.6	79,360	5.9	**68,070**	**-14.2**	**58,300**	**-14.4**
Enterprise Taxes	13,150	6.6	13,220	0.5	14,350	8.5	16,960	18.2	**14,570**	**-14.1**	**12,500**	**-13.6**
Income Taxes, deferred	—	—	-2,854	—	-2,791	-2.2	-10,370	271.4	**-10,977**	**5.9**	**-6,600**	**-39.9**
Net Income	56,499	28.3	74,038	31.0	80,757	9.1	94,777	17.4	**77,489**	**-18.2**	**71,400**	**-7.9**

7. Operating Income (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Operating Income	310,521	9.1	341,767	10.1	366,712	7.3	400,818	9.3	419,258	4.6	414,400	-1.2
Loan Business	286,359	8.6	316,490	10.5	341,456	7.9	373,235	9.3	388,483	4.1	380,800	-2.0
Unsecured Loans	278,684	8.6	308,205	10.6	333,349	8.2	365,091	9.5	380,090	4.1	372,200	-2.1
Consumers	278,452	8.5	307,697	10.5	332,936	8.2	364,814	9.6	379,923	4.1	372,100	-2.0
Commercials	232	—	508	118.8	413	-18.7	277	-32.9	167	-39.7	100	-40.3
Secured Loans	7,675	9.1	8,284	7.9	8,106	-2.2	8,143	0.5	8,393	3.1	8,600	2.5
Credit Card Business	15	99.8	451	—	2,323	414.8	3,692	58.9	4,986	35.0	5,500	10.4
ACOM MasterCard	—	—	428	—	2,298	436.1	3,676	59.9	4,952	34.7	5,500	11.1
Installment Sales Finance Business	8,364	41.1	11,136	33.1	14,287	28.3	16,278	13.9	16,166	-0.7	14,500	-10.5
Guarantee Business	—	—	—	—	—	—	319	—	1,866	483.8	5,100	173.2
Rental Business	7,507	-12.1	6,395	-14.8	1,591	-75.1	—	—	—	—	—	—
Audio-Visual Software	4,247	-18.3	3,007	-29.2	1,591	-47.1	—	—	—	—	—	—
Hardware	3,149	-0.8	3,388	7.6	—	—	—	—	—	—	—	—
Other	110	-33.6	—	—	—	—	—	—	—	—	—	—
Sales	1,755	142.7	320	-81.7	103	-67.7	—	—	105	—	—	—
Others	6,519	13.7	6,972	7.0	6,950	-0.3	7,292	4.9	7,651	4.9	8,500	11.1
Collection of Bad Debts Deducted	5,265	11.6	6,134	16.5	6,508	6.1	6,938	6.6	6,430	-7.3	7,300	13.6

7-2. Composition Ratio of Operating Income (ACOM)

(%)

	1999/3	2000/3	2001/3	2002/3	2003/3	2004/3(E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Loan Business	92.2	92.6	93.1	93.1	92.7	91.9
Credit Card Business	0.0	0.1	0.6	0.9	1.2	1.3
Installment Sales Finance Business	2.7	3.3	3.9	4.1	3.9	3.5
Guarantee Business	—	—	—	0.1	0.4	1.2
Rental Business	2.4	1.9	0.5	—	—	—
Sales	0.6	0.1	0.0	—	0.0	—
Others	2.1	2.0	1.9	1.8	1.8	2.1

8. Operating Expenses (ACOM)

(Millions of yen)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3(E)	yoy %
Operating Expenses	183,412	7.9	197,392	7.6	208,205	5.5	231,857	11.4	276,677	19.3	291,900	5.5
Financial Expenses	28,777	-3.6	29,250	1.6	28,933	-1.1	28,622	-1.1	29,585	3.4	27,100	-8.4
Cost of Sales	1,529	167.1	247	-83.8	81	-67.1	—	—	104	—	—	—
Provision for Bad Debts	39,755	32.4	47,461	19.4	51,654	8.8	69,997	35.5	112,108	60.2	127,660	13.9
Bad Debt Write-offs	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2	81,608	50.4	103,800	27.2
Additional Allowance for Bad Debts	7,400	184.6	10,000	35.1	7,261	-27.4	15,733	116.7	30,039	90.9	23,200	-22.8
Additional Allowance for Loss on Debt Guarantees	—	—	—	—	—	—	12	—	461	—	660	43.1
Other Operating Expenses	113,349	3.4	120,432	6.2	127,535	5.9	133,237	4.5	134,878	1.2	137,140	1.7
Personnel Costs	33,179	-5.4	35,200	6.1	34,125	-3.1	35,782	4.9	36,869	3.0	37,300	1.2
Advertising and Promotional Expenses	13,513	-6.3	15,693	16.1	20,216	28.8	19,304	-4.5	15,853	-17.9	14,900	-6.0
Administrative Expenses	14,857	6.2	15,770	6.1	15,242	-3.3	15,487	1.6	15,851	2.4	15,300	-3.5
Expenses for Computer Operation and Development	19,189	26.9	18,617	-3.0	20,070	7.8	23,336	16.3	23,311	-0.1	22,100	-5.2
Fees	8,782	37.0	9,515	8.3	9,761	2.6	11,241	15.2	12,119	7.8	13,150	8.5
Insurance Expenses	3,272	22.3	5,776	76.5	6,578	13.9	6,247	-5.0	8,782	40.6	9,700	10.1
Depreciation Expenses	5,112	5.1	4,741	-7.2	4,211	-11.2	3,829	-9.1	3,428	-10.5	3,050	-10.9
Taxes and Other Public Charges	5,633	7.2	5,737	1.8	6,568	14.5	6,851	4.3	6,625	-3.3	6,600	-0.5
Others	9,807	-16.8	9,380	-4.4	10,759	14.7	11,156	3.7	12,036	7.9	15,040	25.3
Market Development Expense	—	—	—	—	—	—	—	—	—	—	1,000	—
Primary Expense	—	—	—	—	—	—	—	—	—	—	1,000	—

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	1999/3	yoy p.p.	2000/3	yoy p.p.	2001/3	yoy p.p.	2002/3	yoy p.p.	2003/3	yoy p.p.	2004/3(E)	yoy p.p.
Operating Expenses	59.1	-0.6	57.8	-1.3	56.8	-1.0	57.8	1.0	66.0	8.2	70.4	4.4
Financial Expenses	9.3	-1.2	8.6	-0.7	7.9	-0.7	7.1	-0.8	7.1	0.0	6.5	-0.6
Cost of Sales	0.5	0.3	0.1	-0.4	0.0	-0.1	—	—	0.0	0.0	—	0.0
Provision for Bad Debts	12.8	2.2	13.9	1.1	14.1	0.2	17.5	3.4	26.7	9.2	30.8	4.1
Bad Debt Write-offs	10.4	0.7	11.0	0.6	12.1	1.1	13.6	1.5	19.5	5.9	25.0	5.5
Additional Allowance for Bad Debts	2.4	1.5	2.9	0.5	2.0	-0.9	3.9	1.9	7.1	3.2	5.6	-1.5
Additional Allowance for Loss on Debt Guarantees	—	—	—	—	—	—	0.0	0.0	0.1	0.1	0.2	0.1
Other Operating Expenses	36.5	-1.9	35.2	-1.3	34.8	-0.4	33.2	-1.6	32.2	-1.0	33.1	0.9
Personnel Costs	10.7	-1.6	10.3	-0.4	9.3	-1.0	8.9	-0.4	8.8	-0.1	9.0	0.2
Advertising and Promotional Expenses	4.3	-0.8	4.6	0.3	5.5	0.9	4.8	-0.7	3.8	-1.0	3.6	-0.2
Administrative Expenses	4.8	-0.1	4.6	-0.2	4.2	-0.4	3.9	-0.3	3.8	-0.1	3.7	-0.1
Expenses for Computer Operation and Development	6.2	0.9	5.4	-0.8	5.5	0.1	5.8	0.3	5.5	-0.3	5.3	-0.2
Fees	2.8	0.5	2.8	0.0	2.7	-0.1	2.8	0.1	2.9	0.1	3.2	0.3
Insurance Expenses	1.1	0.2	1.7	0.6	1.8	0.1	1.6	-0.2	2.1	0.5	2.3	0.2
Depreciation Expenses	1.6	-0.1	1.4	-0.2	1.1	-0.3	0.9	-0.2	0.8	-0.1	0.7	-0.1
Taxes and Other Public Charges	1.8	0.0	1.7	-0.1	1.8	0.1	1.7	-0.1	1.6	-0.1	1.6	0.0
Others	3.2	-0.9	2.7	-0.5	2.9	0.2	2.8	-0.1	2.9	0.1	3.7	0.8
Market Development Expense	—	—	—	—	—	—	—	—	—	—	0.2	0.2
Primary Expense	—	—	—	—	—	—	—	—	—	—	0.2	0.2

Note: Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3(E)	yoy %
Receivables Outstanding (Millions of yen)	1,297,689	13.1	1,476,050	13.7	1,666,149	12.9	1,809,564	8.6	**1,847,259**	**2.1**	**1,836,100**	**-0.6**
Loans Business	1,206,401	11.4	1,347,757	11.7	1,496,237	11.0	1,616,837	8.1	**1,652,890**	**2.2**	**1,652,100**	**0.0**
Unsecured Loans	1,133,197	11.6	1,273,899	12.4	1,428,196	12.1	1,548,894	8.5	**1,582,751**	**2.2**	**1,579,800**	**-0.2**
Consumers	1,131,255	11.4	1,271,865	12.4	1,426,696	12.2	1,547,850	8.5	**1,582,125**	**2.2**	**1,579,400**	**-0.2**
Commercials	1,941	—	2,034	4.8	1,499	-26.3	1,043	-30.4	**625**	**-40.1**	**400**	**-36.1**
Secured Loans	73,204	7.9	73,857	0.9	68,041	-7.9	67,942	-0.1	**70,139**	**3.2**	**72,300**	**3.1**
Real Estate Card Loan	42,744	15.1	45,454	6.3	49,663	9.3	53,509	7.7	**56,852**	**6.2**	—	—
Credit Card Business	135	42.5	6,359	—	19,330	204.0	31,478	62.8	**41,166**	**30.8**	**42,750**	**3.8**
ACOM MasterCard	—	—	6,167	—	19,157	210.6	31,388	63.8	**41,114**	**31.0**	**42,730**	**3.9**
Installment Sales Finance Business	91,152	42.9	121,933	33.8	150,581	23.5	161,247	7.1	**153,203**	**-5.0**	**141,250**	**-7.8**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	442	6.5	479	8.4	496 (513)	3.5 (7.1)	512 (541)	3.2 (5.5)	**524**	**2.3**	**533**	**1.7**
(Reference)												
Guaranteed loans receivable	—	—	—	—	—	—	9,539	—	**57,926**	—	**110,000**	**89.9**

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

10. Number of Customer Accounts (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3(E)	yoy %
Loan Business	2,572,127	4.6	2,669,016	3.8	2,893,789 (2,796,743)	8.4 (4.8)	3,035,706 (2,873,888)	4.9 (2.8)	**3,032,330**	**-0.1**	**2,980,400**	**-1.7**
Unsecured Loans	2,559,255	4.6	2,655,803	3.8	2,880,304 (2,783,290)	8.5 (4.8)	3,021,780 (2,860,021)	4.9 (2.8)	**3,017,837**	**-0.1**	**2,965,500**	**-1.7**
Consumers	2,558,273	4.6	2,654,651	3.8	2,879,293 (2,782,279)	8.5 (4.8)	3,020,908 (2,859,149)	4.9 (2.8)	**3,017,176**	**-0.1**	**2,965,000**	**-1.7**
Commercials	982	—	1,152	17.3	1,011	-12.2	872	-13.7	**661**	**-24.2**	**500**	**-24.4**
Secured Loans	12,872	9.5	13,213	2.6	13,485	2.1	13,926	3.3	**14,493**	**4.1**	**14,900**	**2.8**
Credit Card Business	22,132	—	404,941	—	778,352	92.2	1,011,592	30.0	**1,015,127**	**0.3**	**1,024,750**	**0.9**
ACOM MasterCard	—	—	380,396	—	752,509	97.8	1,004,118	33.4	**1,014,845**	**1.1**	**1,024,500**	**1.0**
Installment Sales Finance	286,327	31.7	358,400	25.2	446,217	24.5	486,532	9.0	**479,182**	**-1.5**	**445,000**	**-7.1**

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.ACOM MasterCard: Cardholders.
:3.Others: "ACOSIS," a system for settling Internet shopping transaction and others.
:4.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:5.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

11. Number of New Loan Customers (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Number of New Loan Customers	453,123	-5.0	427,886	-5.6	443,100	3.6	443,538	0.1	408,146	-8.0	386,410	-5.3
Unsecured Loans	452,770	-5.0	427,367	-5.6	442,110	3.4	442,184	0.0	406,693	-8.0	385,010	-5.3
Consumers	452,747	-5.0	427,345	-5.6	442,092	3.5	442,165	0.0	406,685	-8.0	385,000	-5.3
Commercials	23	155.6	22	-4.3	18	-18.2	19	5.6	8	-57.9	10	25.0
Secured Loans	353	29.3	519	47.0	990	90.8	1,354	36.8	1,453	7.3	1,400	-3.6

12. Number of Loan Business Outlets (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy		yoy		yoy		yoy		yoy		yoy
Number of Loan Business Outlets	1,521	395	1,635	114	1,741	106	1,761	20	1,716	-45	1,723	7
Staffed	509	-7	512	3	521	9	521	0	468	-53	406	-62
Unstaffed	1,012	402	1,123	111	1,220	97	1,240	20	1,248	8	1,317	69

13. MUJINKUN (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy		yoy		yoy		yoy		yoy		yoy
Number of MUJINKUN Outlets	1,507	401	1,623	116	1,733	110	1,749	16	1,705	-44	1,715	10
Number of MUJINKUN Machines	1,509	401	1,625	116	1,735	110	1,751	16	1,706	-45	1,716	10

14. Cash Dispensers and ATMs (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy		yoy		yoy		yoy		yoy		yoy
Number of Cash Dispensers and ATMs	14,594	2,543	18,478	3,884	30,819	12,341	49,777	18,958	69,215	19,438	—	—
Proprietary	1,824	403	1,944	120	2,053	109	2,068	15	2,026	-42	2,028	2
Open 365 Days/Year	1,814	404	1,937	123	2,046	109	2,059	13	2,020	-39	—	—
Open 24 Hours/Day	1,507	405	1,633	126	1,755	122	1,773	18	1,749	-24	—	—
Tie-up	12,770	2,140	16,534	3,764	28,766	12,232	47,709	18,943	67,189	19,480	—	—
Others	—	—	—	—	7,611	7,611	7,611	0	7,621	10	—	—

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy		yoy		yoy		yoy		yoy		yoy
Number of Employees	4,258	-29	4,314	56	4,321	7	4,366	45	4,405	39	4,232	-173
Head Office	664	39	658	-6	653	-5	756	103	825	69	830	5
Credit Supervision related	191	23	184	-7	219	35	241	22	302	61	348	46
Financial Service Business Division	3,468	95	3,552	84	3,668	116	3,610	-58	3,580	-30	3,402	-178
Contact Center	—	—	—	—	—	—	335	335	1,059	724	—	—
Installment Sales Finance	180	46	200	20	216	16	231	15	228	-3	227	-1

Note: The number of employees for head offce at March 2002 is indicated based on organazation as of March 2003.

16. Average Loan yield (ACOM)

(%)

	1999/3	yoy p.p.	2000/3	yoy p.p.	2001/3	yoy p.p.	2002/3	yoy p.p.	2003/3	yoy p.p.	2004/3(E)	yoy p.p.
Average yield	25.08	-0.43	24.86	-0.22	24.08	-0.78	23.80	-0.28	23.47	-0.33	23.02	-0.45
Unsecured Loans	26.02	-0.50	25.70	-0.32	24.75	-0.95	24.32	-0.43	23.96	-0.36	23.52	-0.44
Consumers	26.02	-0.50	25.70	-0.32	24.76	-0.94	24.32	-0.44	23.96	-0.36	23.52	-0.44
Commercials	24.43	8.98	24.08	-0.35	22.88	-1.20	21.59	-1.29	20.04	-1.55	18.88	-1.16
Secured Loans	10.88	0.20	11.20	0.32	11.33	0.13	12.13	0.80	12.15	0.02	12.06	-0.09

Note:Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

	1999/3				2000/3				2001/3				2002/3				2003/3				2004/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	—	—	1,579,400	100.0
28.470% and Higher	480,296	18.8	173,549	15.3	318,704	12.0	119,221	9.4	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	—	—	35,800	2.3
27.375%	1,279,140	50.0	454,270	40.2	1,459,659	55.0	536,453	42.2	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	—	—	580,900	36.8
25.000% - 26.500%	551,932	21.6	297,550	26.3	550,454	20.7	304,112	23.9	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	—	—	375,800	23.8
20.000% - 24.820%	177,486	6.9	159,279	14.1	223,033	8.4	204,425	16.1	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	—	—	344,800	21.8
18.250% - 19.000%	2,108	0.1	2,189	0.2	19,216	0.7	37,612	2.9	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	—	—	108,700	6.9
15.000% - 18.000%	22,643	0.9	33,176	2.9	33,481	1.3	57,751	4.5	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	—	—	109,000	6.9
Less than 15.000%	44,668	1.7	11,241	1.0	50,104	1.9	12,288	1.0	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	—	—	24,400	1.5

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	1999/3				2000/3				2001/3				2002/3				2003/3				2004/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Under 100	295,297	11.5	20,481	1.8	288,843	10.9	20,133	1.6	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	—	—	21,000	1.3
100 to 300	583,877	22.8	131,855	11.7	568,346	21.4	128,577	10.1	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	—	—	120,700	7.6
300 to 500	1,282,495	50.1	586,541	51.8	1,327,624	50.0	609,559	47.9	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	—	—	603,600	38.2
500 to 1,000	344,039	13.5	303,527	26.8	372,173	14.0	329,124	25.9	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	—	—	329,000	20.8
1,000 Over	52,565	2.1	88,850	7.9	97,665	3.7	184,470	14.5	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	—	—	505,100	32.0
Total	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	—	—	1,579,400	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen)

Annual Income (Millions of yen)	1999/3			2000/3			2001/3			2002/3			**2003/3**		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	**Number of Accounts**	C.R. (%)	Initial Average Lending Amount
Under 2	77,325	17.1	112	74,541	17.5	114	89,006	20.1	134	101,134	22.9	133	**96,455**	**23.7**	**136**
2 to 5	294,800	65.1	146	278,576	65.2	152	281,654	63.7	160	276,288	62.5	158	**255,555**	**62.9**	**161**
5 to 7	52,611	11.6	196	48,037	11.2	208	46,232	10.5	211	42,720	9.6	204	**36,465**	**8.9**	**204**
7 to 10	22,778	5.0	222	21,371	5.0	233	20,531	4.7	237	18,054	4.1	227	**15,014**	**3.7**	**225**
10 Over	5,233	1.2	258	4,820	1.1	259	4,669	1.0	255	3,969	0.9	246	**3,196**	**0.8**	**239**
Total	452,747	100.0	152	427,345	100.0	157	442,092	100.0	165	442,165	100.0	161	**406,685**	**100.0**	**162**

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	1999/3		2000/3		2001/3		2002/3		**2003/3**	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Under 29	28.8	25.5	27.9	21.9	27.2	22.1	26.3	22.9	**25.3**	**21.8**
Age 30 - 39	26.4	25.3	26.9	26.9	27.4	26.8	28.1	27.3	**28.7**	**28.0**
Age 40 - 49	22.5	23.7	21.8	23.4	21.2	22.4	20.7	21.7	**20.5**	**21.7**
Age 50 - 59	16.0	17.8	16.9	19.7	17.4	19.8	17.7	21.0	**17.9**	**19.7**
Over 60	6.3	7.7	6.5	8.1	6.8	8.9	7.2	7.1	**7.6**	**8.8**
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	**100.0**	**100.0**

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	1999/3		2000/3		2001/3		2002/3		**2003/3**	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Male (%)	72.4	70.6	72.8	70.3	73.2	70.7	73.3	70.0	**73.3**	**69.2**
Female (%)	27.6	29.4	27.2	29.7	26.8	29.3	26.7	30.0	**26.7**	**30.8**

22. Bad Debt Write-offs (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Bad Debt Write-offs (Millions of yen)	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2	81,608	50.4	103,800	27.2
Loans Receivable	31,778	17.5	36,739	15.6	42,847	16.6	51,003	19.0	75,428	47.9	95,300	26.5
Unsecured Loans	31,042	18.5	35,958	15.8	39,839	10.8	49,713	24.8	75,039	50.9	93,500	24.6
Secured Loans	736	-13.0	781	6.1	3,007	284.9	1,290	-57.1	388	-69.9	1,800	384.9
ACOM MasterCard	—	—	19	—	511	—	1,767	245.8	3,344	89.2	4,600	37.8
Installment Sales Finance	568	44.8	682	20.2	1,018	49.2	1,475	44.9	2,457	66.6	2,700	12.6
Guarantee	—	—	—	—	—	—	12	—	306	—	1,100	268.7
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	298	1.7	324	8.7	319	-1.5	332	4.1	363	9.3	—	—

(Reference)

Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	442	—	479	—	496	—	512	—	524	—	533	—

[Ratio of Bad Debt Write-offs]

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
Loans Receivable (%)	2.63	(0.13)	2.72	(0.09)	2.86	(0.14)	3.15	(0.29)	4.56	(1.41)	5.77	(1.21)
Unsecured Loans	2.74	(0.16)	2.82	(0.08)	2.79	(-0.03)	3.21	(0.42)	4.74	(1.53)	5.91	(1.17)
Secured Loans	1.00	(-0.24)	1.04	(0.04)	4.35	(3.31)	1.84	(-2.51)	0.54	(-1.30)	2.58	(2.04)
ACOM MasterCard	—	—	0.32	(0.32)	2.67	(2.35)	5.63	(2.96)	8.13	(2.50)	10.77	(2.64)
Installment Sales Finance	0.62	(0.00)	0.57	(-0.05)	0.68	(0.11)	0.91	(0.23)	1.60	(0.69)	1.96	(0.36)

(Reference)

Guarantee	—	—	—	—	—	—	0.13	—	0.52	(0.39)	1.02	(0.49)

Note:1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt write-off of Gurantee / (Guranteed Loan Receivaqbles plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	1999/3		2000/3		2001/3		2002/3		2003/3	
	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	298	100.0	324	100.0	319	100.0	332	100.0	363
Personal Bankruptcy	28.3	393	40.6	411	38.6	390	40.7	398	40.6	421
Failure to Locate Borrowers	7.6	308	6.7	319	6.3	322	5.4	339	4.2	366
Borrowers' Inability of Making Repayments, etc.	53.5	306	41.5	338	41.6	326	36.9	341	35.7	372
ACOM's Voluntary Waiver of Repayments	10.6	165	11.2	169	13.5	199	17.0	227	19.5	272

23. Bad Debts (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3	
		%		%		%		%		%
Total Amount of Bad Debts	—	—	34,077	2.53	34,596	2.31	43,691	2.70	**60,491**	**3.65**
Loans to Borrowers in Bankruptcy or Under Reorganization	—	—	3,776	0.28	3,650	0.24	7,204	0.45	**9,227**	**0.56**
Applications for Bankruptcy are Proceeded	—	—	2,440	0.18	2,549	0.17	3,292	0.20	**3,540**	**0.21**
Applications for The Civil Rehabilitation are proceeded	—	—	—	—	—	—	1,659	0.10	**2,853**	**0.17**
Applications for The Civil Rehabilitation are determined	—	—	—	—	—	—	131	0.01	**815**	**0.05**
Loans in Arrears	—	—	13,408	0.99	16,866	1.13	20,972	1.30	**31,128**	**1.88**
Loans Past Due for Three Months or More	—	—	498	0.04	518	0.03	497	0.03	**1,036**	**0.06**
Restructured Loans	—	—	16,394	1.22	13,561	0.91	15,016	0.93	**19,099**	**1.15**

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3	
		%		%		%		%		%
Loans Past Due for 11days to 3 months	—	—	9,504	0.70	10,703	0.71	13,605	0.84	**18,971**	**1.15**
Loans Past Due for 31days to 3 months	—	—	5,798	0.43	6,269	0.42	7,468	0.46	**9,761**	**0.59**
Loans Past Due for 11days to 31 days	—	—	3,706	0.27	4,434	0.30	6,136	0.38	**9,210**	**0.56**

24. Allowance for Bad Debts (ACOM)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Allowance for Bad Debts (Millions of yen)	44,300	20.1	54,300	22.6	61,900	14.0	77,700	25.5	**107,700**	**38.6**	**130,900**	**21.5**
Ratio of Allowance for Bad Debts	3.46	—	3.73	—	3.78	—	4.36	—	**5.91**	—	**7.22**	—
General Allowance for Bad Debts	—	—	—	—	—	—	—	—	**67,127**	—	**74,100**	**10.4**
Unsecured Consumer Loans	—	—	—	—	—	—	—	—	**59,980**	—	**67,100**	**11.9**
Specific Allowance for Bad Debts	—	—	—	—	—	—	—	—	**40,184**	—	**50,500**	**25.7**
Additional Allowance for Bad Debts	7,400	184.6	10,000	35.1	7,600	-24.0	15,800	107.9	**30,000**	**89.9**	**23,200**	**-22.7**

Allowance for Loss on Debt Guarantees	—	—	—	—	—	—	12	—	**474**	—	**1,134**	—
Additional Allowance	—	—	—	—	—	—	12	—	**461**	—	**660**	—

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) X 100

25. Funds Procurement (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3			2004/3(E)		
		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)		yoy %	C.R. (%)		yoy %	C.R. (%)
Borrowings	1,191,700	100.0	1,192,926	100.0	1,283,167	100.0	1,417,966	100.0	1,384,848	-2.3	100.0	1,276,000	-7.9	100.0
Indirect	1,059,300	88.9	976,926	81.9	971,367	75.7	1,035,186	73.0	1,053,068	1.7	76.0	944,200	-10.3	74.0
City Banks	16,987	1.4	20,423	1.7	28,798	2.3	37,017	2.6	35,065	-5.3	2.5	—	—	—
Regional Banks	61,618	5.2	49,427	4.1	47,576	3.7	56,634	4.0	58,300	2.9	4.2	—	—	—
Long-term Credit Banks	110,762	9.3	75,810	6.4	67,638	5.3	85,608	6.0	93,880	9.7	6.8	—	—	—
Trust Banks	452,698	38.0	437,622	36.7	457,598	35.7	433,001	30.5	409,257	-5.5	29.6	—	—	—
Foreign Banks	65,000	5.5	49,000	4.1	17,000	1.3	46,000	3.3	63,000	37.0	4.5	—	—	—
Life Insurance Companies	253,177	21.2	256,893	21.5	270,883	21.1	268,215	18.9	263,779	-1.7	19.0	—	—	—
Non-Life Insurance Companies	64,224	5.4	61,845	5.2	55,711	4.3	51,434	3.6	50,043	-2.7	3.6	—	—	—
Others	34,834	2.9	25,906	2.2	26,163	2.0	57,277	4.1	79,744	39.2	5.8	—	—	—
Direct	132,400	11.1	216,000	18.1	311,800	24.3	382,780	27.0	331,780	-13.3	24.0	331,800	0.0	26.0
Straight Bonds	99,900	8.4	160,000	13.4	245,000	19.1	295,000	20.8	295,000	0.0	21.3	—	—	—
Convertible Bonds	—	—	50,000	4.2	50,000	3.9	50,000	3.5	—	-100.0	0.0	—	—	—
Commercial Paper	27,500	2.3	1,000	0.1	12,000	0.9	10,000	0.7	10,000	0.0	0.7	—	—	—
Securitization of Installment Sales Finance Receivable	5,000	0.4	5,000	0.4	4,800	0.4	3,900	0.3	2,900	-25.6	0.2	—	—	—
Others	—	—	—	—	—	—	23,880	1.7	23,880	0.0	1.7	—	—	—
Short-term	142,297	11.9	19,668	1.6	19,188	1.5	13,562	1.0	16,400	20.9	1.2	16,400	0.0	1.3
Long-term	1,049,403	88.1	1,173,258	98.4	1,263,980	98.5	1,404,403	99.0	1,368,448	-2.6	98.8	1,259,600	-8.0	98.7
Fixed	761,465	63.9	847,114	71.0	978,647	76.3	1,154,619	81.4	1,171,837	1.5	84.6	1,034,800	-11.7	81.1
Interest Rate Swaps (Notional)	158,162	13.3	161,398	13.5	88,577	6.9	96,648	6.8	142,310	47.2	10.3	—	—	—
Interest Cap (Notional)	35,000	2.9	35,000	2.9	110,000	8.6	117,000	8.3	117,000	0.0	8.4	—	—	—
Average Interest Rate on Funds Procured During the Year	2.57	—	2.46	—	2.37	—	2.13	—	2.10	—	—	2.05	—	—
Average Nominal Interest Rate on Funds Procured During the Year	2.39	—	2.25	—	2.17	—	1.88	—	1.85	—	—	1.79	—	—
Floating Interest Rate	2.01	—	2.20	—	2.20	—	1.77	—	1.89	—	—	1.68	—	—
Fixed Interest Rate	2.96	—	2.65	—	2.38	—	2.21	—	2.14	—	—	2.14	—	—
Short-term	1.48	—	1.35	—	1.21	—	1.07	—	0.56	—	—	0.78	—	—
Long-term	2.82	—	2.55	—	2.43	—	2.19	—	2.11	—	—	2.07	—	—
Direct	1.71	—	1.72	—	1.76	—	1.88	—	1.86	—	—	1.84	—	—
Indirect	2.63	—	2.58	—	2.52	—	2.21	—	2.18	—	—	2.13	—	—

(Reference)

Term Average of Long-term Prime Rate	2.49	—	2.18	—	2.17	—	1.80	—	1.79	—	—	—	—	—

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

26. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Number of Cardholders	—	—	380,396	—	752,509	97.8	1,004,118	33.4	**1,014,845**	**1.1**	**1,024,500**	**1.0**
Number of Accounts with Shopping Receivables	—	—	40,650	—	115,612	184.4	215,733	86.6	**287,999**	**33.5**	—	—
Card Shopping Receivables	—	—	6,167	—	19,157	210.6	31,388	63.8	**41,114**	**31.0**	**42,730**	**3.9**
Revolving Receivables	—	—	4,025	—	16,123	300.6	27,731	72.0	**36,885**	**33.0**	**37,700**	**2.3**
Operating Income	—	—	428	—	2,298	436.1	3,676	59.9	**4,952**	**34.7**	**5,500**	**11.1**

Number of Card Issuance Machines	—	—	354	—	773	—	1,200	—	**1,180**	—	**1,200**	—
MUJINKUN	—	—	354	—	582	—	894	—	**877**	—	**894**	—
Loan Business Outlets	—	—	0	—	191	—	306	—	**303**	—	**306**	—

27. Installment Sales Finance Business (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Number of Customer Accounts	286,327	31.7	358,400	25.2	446,217	24.5	486,532	9.0	**479,182**	**-1.5**	**445,000**	**-7.1**
Installment Receivables	91,152	42.9	121,933	33.8	150,581	23.5	161,247	7.1	**153,203**	**-5.0**	**141,250**	**-7.8**
Adjusted Receivables	75,272	41.8	100,300	33.2	124,046	23.7	133,409	7.5	**127,820**	**-4.2**	**117,800**	**-7.8**
Operating Income	8,364	41.1	11,136	33.1	14,287	28.3	16,278	13.9	**16,166**	**-0.7**	**14,500**	**-10.5**
Ratio of Bad Debt Write-offs	0.62	—	0.57	—	0.68	—	0.91	—	**1.60**	—	**1.96**	—
Number of Merchant Venders	4,668	—	5,007	—	5,337	—	5,784	—	**6,066**	—	—	—

Notes : Number of customer accounts are contracts with receivables outstanding

28. Guarantee Business (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Number of Accounts with Outstanding Balance	—	—	—	—	—	—	32,432	—	**156,256**	—	**275,100**	**76.1**
Loan Guarantee receivables	—	—	—	—	—	—	9,539	—	**57,926**	—	**110,000**	**89.9**
Income from Guarantee Business	—	—	—	—	—	—	319	—	**1,866**	—	**5,100**	**173.2**

29. Financial Ratios (ACOM)

(%)

	1999/3		2000/3		2001/3		2002/3		2003/3		2004/3(E)	
		yoy P.P.		yoy P.P.		yoy P.P.		yoy P.P.		yoy P.P.		yoy P.P.
Dividend Pay-out Ratio	11.7	-1.6	10.9	-0.8	11.8	0.9	12.3	0.5	**15.1**	**2.8**	**16.4**	**1.3**
Shareholders' Equity Ratio	21.4	1.0	25.2	3.8	26.8	1.6	27.7	0.9	**30.6**	**2.9**	**34.3**	**3.7**
Dividend on Equity	1.9	-0.1	1.9	0.0	1.9	0.0	2.0	0.1	**1.8**	**-0.2**	**1.7**	**-0.1**
Return on Equity (ROE)	17.8	1.7	19.2	1.4	17.4	-1.8	17.5	0.1	**12.6**	**-4.9**	**10.6**	**-2.0**
Operating Profit to Total Assets	8.4	-0.1	8.7	0.3	8.9	0.2	8.5	-0.4	**6.8**	**-1.7**	**5.9**	**-0.9**
Income Before Extraordinary Items to Total Assets	8.4	-0.1	8.6	0.2	8.9	0.3	8.6	-0.3	**6.9**	**-1.7**	**6.0**	**-0.9**
Return on Assets (ROA)	3.7	0.4	4.5	0.8	4.5	0.0	4.8	0.3	**3.7**	**-1.1**	**3.4**	**-0.3**
Operating Margin	40.9	0.6	42.2	1.3	43.2	1.0	42.2	-1.0	**34.0**	**-8.2**	**29.6**	**-4.4**
Income Before Extraordinary Items to Operating Income	41.0	0.6	41.8	0.8	43.4	1.6	42.6	-0.8	**34.5**	**-8.1**	**30.0**	**-4.5**
Net Income Margin	18.2	2.7	21.7	3.5	22.0	0.3	23.6	1.6	**18.5**	**-5.1**	**17.2**	**-1.3**
Current Ratio	294.5	55.4	368.5	74.0	395.2	26.7	386.1	-9.1	**448.6**	**62.5**	**463.0**	**14.4**
Fixed Assets Ratio	36.8	-4.8	28.4	-8.4	26.1	-2.3	25.4	-0.7	**22.9**	**-2.5**	**24.3**	**1.4**
Interest Coverage (times)	5.4	0.6	5.9	0.5	6.5	0.6	6.9	0.4	**5.8**	**-1.1**	**5.5**	**-0.3**

30. Per Share Data [Adjusted] (ACOM)

(Yen)

	1999/3	2000/3	2001/3	2002/3	2003/3	**2004/3(E)**
Net Income	385.32	504.93	550.75	647.31	529.45	**487.82**
Dividends	45.00	55.00	65.00	80.00	80.00	—
Shareholders' Equity	2,341.59	2,916.96	3,429.24	3,969.80	4,411.62	**4,819.83**

Note:The figures have been adjusted based on Fiscal Year March 2003.

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

	1999/3	2000/3	2001/3	2002/3	2003/3	**2004/3(E)**
Net Income	28.3	31.0	9.1	17.5	-18.2	**-7.9**
Dividends	12.5	22.2	18.2	23.1	0.0	—
Shareholders' Equity	17.1	24.6	17.6	15.8	11.1	**9.3**

31. Shares Issued (ACOM)

(thousands)

	1999/3	2000/3	2001/3	2002/3	2003/3	**2004/3(E)**
Average Number of Shares Issued During the Year	146,631	146,631	146,631	146,417	146,283	—
Number of Shares Issued at Year-end	146,631	146,631	146,631	146,283	146,283	—

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Exhibit 5

April 30, 2003

Notice Concerning Repurchase of Shares
(Repurchase of shares under Article 210 of the Commercial Code)

We are pleased to announce its intention to implement a Tender Offer for Acquisition of Treasury Stock in accordance with Clause 210 of the Japanese Commercial Code, subject to resolution at the 26th Ordinary General Meeting of Shareholders to be held on June 27, 2003, as follow:

1. Reason for the acquisition of treasury stock
   In order to be able to execute flexible capital management according to the changes in the business environment, we implement a Tender Offer for Acquisition of Treasury Stock in accordance with Article 210 of the Japanese Commercial Code

2. Content of the acquisition
   (1) Type of shares to be acquired: Common stock of ACOM
   (2) Maximum number of shares to be acquired: 10,000,000 shares (maximum)
   (3) Maximum amount of acquisition: 50 billion yen (maximum)

Note: The tender offer for acquisition of treasury stock shall be subject to resolution at the 26th ordinary general meeting of shareholders to be held on June 27, 2003.

Exhibit 6

03 NOV 10 AM 7:21 April 30, 2003

Notification of Stock Option Issuance

The Board of Directors of ACOM CO., LTD., has decided at its meeting on April 30, 2003 to propose the issuance of stock options to nonshareholders on especially favorable terms according to the provisions of Article 280 (20) and (21) of the Commercial Code at the 26th Annual Shareholders Meeting on June 27, 2003.

Details of the proposal are as follows:

1. Reasons for issuing stock options on especially favorable terms to nonshareholders:

   Stock options will be issued gratuitously to directors and employees of the Company to raise their morale, motivate them to improve the Company's business performance, and recruit and retain capable personnel for the future.

2. Outline of the stock option issuance plan

(1) Stock option allottees:
Directors and employees of the Company

(2) Type and number of shares to be issued under the stock option plan:
361,200 shares (maximum) of common stock

(3) Total number of stock options to be issued:
36,120 (maximum)

The number of shares to be granted in each stock option (hereinafter referred to as "the number of shares to be granted") is 10. If there is a stock split or reverse stock split by the Company after the date of stock option issue, the number of shares to be granted by the stock option will be adjusted in proportion to the ratio of the stock split or reverse stock split. The adjusted figure will be rounded off to the nearest share.

If the Company needs to adjust the number of shares to be granted because of compelling reasons, such as a reduction in capital, corporate merger, or corporate separation, it will adjust the number of shares to be granted to within a reasonable range, considering the terms of capital reduction, corporate merger, or corporate separation.

(4) Issuance price of stock options
Stock options will be issued gratuitously.

(5) Amount to be paid when stock options are exercised
The amount to be paid when stock options are exercised will equal the amount to be paid for a share to be issued or transferred by exercise (hereinafter referred to as "exercise price") multiplied by the number of shares to be granted.

The exercise price will be the higher of the average of the closing price of the Company's common stock at the TSE in the month preceding the month to which the day of issue belongs (excluding days on which trading did not take place) or the closing price on the day of issue (if there is no closing price on the day of issue, the most recent closing price preceding the day of issue) multiplied by 1.03. The calculated figure will be rounded up to the nearest yen.

If the Company issues common stocks or sells treasury stocks at a price below market

price (except when exercising stock options or transferring treasury stocks according to the provisions of Article 5 (2) of the Supplementary Provisions of the Law on the Partial Amendment and Other Revisions to the Commercial Code and Other Legislations (Law No. 79, 2001)), the exercise price will be adjusted by the following formula, and the adjusted figure will be rounded up to the nearest yen:

Adjusted exercise price = Preadjusted exercise price × {(Number of stocks previously issued + (Number of stocks newly issued × Amount to be paid per share)/Market price)} /(Number of stocks previously issued + Number of stocks newly issued)

In the above formula, the "Number of stocks previously issued" is the total number of stocks issued minus the Company's treasury stocks. If the Company sells its treasury stocks, the "Number of stocks newly issued" will be changed to the "Number of treasury stocks to be sold."

If there is a stock split or reverse stock split by the Company after the date of the stock option issue, the exercise price will be adjusted in proportion to the ratio of stock split or reverse stock split, and the adjusted figure will be rounded up to the nearest yen. If the Company needs to adjust the exercise price because of compelling reasons, such as a reduction in capital, corporate merger, or corporate separation, it will adjust the price to within a reasonable range, considering the terms of capital reduction, corporate merger, or corporate separation.

(6) Period in which stock options are exercisable
July 1, 2005–June 30, 2010

(7) Other terms of exercising stock options
Stock options cannot be partially exercised.

(8) Causes and conditions of the cancellation of stock options
a. If a proposal for a corporate merger agreement in which there is a provision that states that the Company will become defunct or a proposal for a stock exchange or stock transfer agreement in which there is a provision that states that the Company will become a wholly owned subsidiary is approved at the Company's shareholders meeting, the Company can cancel stock options gratuitously.

b. The Company can cancel unexercised stock options it acquired and holds gratuitously at any time.

(9) Conditions of stock option transfers
Transference of stock options is subject to the approval of the Board of Directors of the Company.

3. Outline of stock option allotment
The number of stock options to be allotted to each allottee will be determined by the Board of Directors of the Company with consideration given to the allottee's official responsibilities and contribution to the Company's business performance. With the allotment of stock options, the allottee will enter into a Stock Option Allotment Agreement with the Board of Directors of the Company, which sets the terms the Board of Directors considers reasonable for the purpose of issuing stock options. The Agreement will contain the following provisions:

(Outline of Stock Option Allotment Agreement)

(1) Disposing of stock options by any means, such as transferring them to a third party or impignorating them, is not permitted.

(2) If a stock option allottee dies, the allottee's heir can inherit and exercise his/her options. A director or an employee of the Company can exercise his/her stock options even if he/she is terminated as a director or as an employee. In either case, however, the exercise of stock options is restricted by the terms provided in the Stock Option Allotment Agreement.

(3) Other terms and conditions concerning the exercising and handling of stock options are provided.

Note: Specifics of the issuance and allotment of stock options will be determined by the Board of Directors of the Company following the 26th Annual Shareholders Meeting, subject to the approval of the above-mentioned proposal at the said Meeting scheduled for June 27, 2003.

Exhibit 7

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on May 7 and June 6, 2003 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM, CO., LTD. (the "Company")'s own stock for the purpose of implementation of flexible management according to the changing economic situation.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated May 15, 2002.

May 28, 2003

Notification of Results of Tender Offer

ACOM CO., LTD., notifies the results of the tender offer according to the provisions of Article 210 of the Commercial Code to buy back its own shares as follows:

1. Name and address of entity that made the tender offer
   ACOM CO., LTD.
   2-15-11 Fujimi, Chiyoda-ku, Tokyo

2. Type of listed shares to be bought back
   Common shares of the Company

3. Period of the tender offer
   Wednesday, May 7, 2003–Tuesday, May 27, 2003

4. Number of listed shares subscribed to the tender offer and number of listed shares to be bought back

   Because the total number of shares subscribed to the tender offer is less than the planned number of shares to be bought back (5,000,000 shares), the Company will purchase all shares that have been subscribed.

Number of subscribers	Total number of shares that have been subscribed	Total number of shares to be bought back	Total number of shares to be returned
2	1,002,600 shares	1,002,600 shares	0 share

5. Method and starting date of settlement

(1) Name and principal place of business of securities companies that are in charge of settlement for the purchase

Nikko Citigroup Limited, Tokyo Branch
5-2-20 Akasaka, Minato-ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-ku, Tokyo

(2) Starting date of settlement
Wednesday, June 4, 2003

(3) Method of settlement
When the period of the tender offer ends, the Notification of Stock Purchase According to Tender Offer will be mailed to subscribers (or the subscriber's permanent agent if the subscriber is non-Japanese) without delay. The purchase is to be made in cash. After the starting date of settlement, the purchase amount (if the subscriber is a corporate shareholder, the amount after deducting the withholding tax on the deemed dividend) will be transferred to the account designated by the subscriber from Nikko Citigroup Limited, Tokyo Branch, or Nikko Cordial Securities Inc. (if the subscription has been made through the sub-agent of the subscriber) immediately.

6. Places where a copy of the Report of the Tender Offer is available for public inspection

ACOM CO., LTD.
2-15-11 Fujimi, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.
2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

Exhibit 9

May 29,. 2003

Notification of Purchase of Treasury Stock

At the 25th Annual Shareholders Meeting held on June 27, 2002, ACOM CO., LTD received approval to buy back its own shares according to provisions of Article 210 of the Commercial Code. In response to this approval, the Board of Directors resolved at a meeiting held on May 29, 2003 that the company would buy back its own shares. Details of the offer are as follows.

1.Purchase Period:	May 30, 2003 – June 23, 2003
2.Nunber of shares purchased:	Maximum 3,000,000 shares
3.Total purchased value:	Maximum 15,000,000,000 yen
4.Method of purchase:	Purchase on the Tokyo Stock Exchange
5.Reason of purchase:	In order to facilitate flexible and timely actions by the company management to cope with changes in the economic conditions.

(Reference)

(1) Specific of buying back shares (as were resolved at the 25th Annual Shareholders Meeting held on June 27, 2002)

1.Type of buying back shares:	Common shares in the Company
2.Total number of buying back shares:	Maximum10,000,000 shares
3.Total acquisition cost of buying back shares:	Maximum100,000,000,000 yen

(2) Aggregate total of treasury stock purchased after the resolution at the 25th Annual Shareholders Meeting held on June 27, 2002:

1.Aggregate total number of shares purchased:	1,002,600 shares
2.Aggregate total purchased value:	3,408,840,000 yen

Exhibit 10

(Brief Description)

June 4, 2003

NOTICE OF CONVOCATION OF
THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation of the 26th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2003, Notice Concerning Repurchase of Shares dated April 30, 2003, Notification of Stock Option Issuance dated April 30, 2003, the Annual Securities Report 2003, and the Annual Report 2003 (Exhibits 3, 5, 6, 17 and 19), respectively.

Also the provisions relating to shares, general meetings of shareholders, and corporate auditors and board of corporate auditors of the Articles of Incorporation of ACOM. CO. LTD. (the "Company") were proposed to be changed in accordance with the revision of the Commercial Code of Japan in 2001 and 2002 (which came into effect in 2002 and 2003 respectively).

Exhibit 11

(Translation)

NOTIFICATION ON WITHDRAWAL OF SHELF REGISTRATION

ACOM CO., LTD.

(504010)

Shelf Registration No.	13-Kanto-93

NOTIFICATION ON
WITHDRAWAL OF SHELF REGISTRATION

To: Director of Kanto Local Finance Bureau

Filed as of June 17, 2003

Corporate Name:	ACOM *Kabushiki Kaisha* (seal)
Corporate Name in English:	ACOM CO., LTD.
Name and Title of Representative:	Shigeyoshi Kinoshita, President and Representative Director (seal)

Location of Head Office:	15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo	
	Telephone Number:	03-3234-9120 (Switch)
	Name of Person to Contact:	Tatsuaki Murata, Director and General Manager of Accounting Department
Location of Nearest Office to Contact:	Same as the above	
	Telephone Number:	Same as the above
	Name of Person to Contact:	Same as the above

Offering Covered by the Shelf Registration

Kind of Offered Securities of which Shelf Registration is Withdrawn:

Bonds

Date of Shelf Registration Statement to be Withdrawn:

August 17, 2001

Reason for Withdrawal:

This shelf registration shall be withdrawn because the period during which the Bonds may be issued under the present shelf registration will expire as of August 24, 2003 and ACOM CO., LTD. will file a new shelf registration statement with the Director of Kanto Local Finance Bureau.

Exhibit 12

(Translation)

03 ... 10 ... 7:21

SHELF REGISTRATION STATEMENT

ACOM CO., LTD.

(504010)

Shelf Registration No.	15-Kanto-65

SHELF REGISTRATION STATEMENT

To: Director-General of Kanto Local Finance Bureau

Filed as of June 17, 2003

Corporate Name:	ACOM *Kabushiki Kaisha* (seal)
Corporate Name in English:	ACOM CO., LTD.
Name and Title of Representative:	Shigeyoshi Kinoshita President and Representative Director (seal)

Location of Head Office:	15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo	
	Telephone Number:	03-3234-9120 (Switch)
	Name of Person to Contact:	Tatsuaki Murata, Director and General Manager of Accounting Department
Location of Nearest Office to Contact:	Same as the above	
	Telephone Number:	Same as the above
	Name of Person to Contact:	Same as the above

Offering Covered by This Shelf Registration Statement

Kind of Securities to be Offered:

Bonds

Period during which the Bonds may be Issued:

For two years commencing on the date on which this Shelf Registration Statement is to be effective (from June 25, 2003 to June 24, 2005).

Amount of the Bonds which may be issued during the above-mentioned period:

¥300,000 million

Matter Concerning Stabilization

Not applicable.

Place(s) Where Copies of the Shelf Registration Statement are Made Available for Public Inspection

Name	Adderess
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

PART I INFORMATION CONCERNING THE SECURITIES

I. TERMS AND CONDITIONS OF OFFERING FOR SUBSCRIPTION

Matters other than those described below shall be stated in the "Amendment to the Shelf Registration Statement" or the "Supplemental Document to the Shelf Registration Statement" each time the securities are acquired through an offering.

1. Newly Issued Bonds

Undetermined

2. Undertaking of the Bonds and Commission of the Management of the Bonds

Undetermined

3. Use of Proceeds from this New Issue

(1) Amount of proceeds from this new issue

Undetermined

(2) Use of proceeds

To be applied to the funds for lending business, purchasing equipment, installment sales finance, redemption of the commercial papers, repayment of the borrowed money and redemption of the bonds.

II. OTHER MATTER(S) TO BE STATED

Not applicable.

PART II INFORMATION FOR REFERENCE

I. Documents for reference

As for matters such as the outline of the issuer and the outline of the business provided for in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, see the following documents:

(1) Annual Securities Report and the documents attached thereto:

For the 25th business year from April 1, 2001 to March 31, 2002 filed with the Director-General of the Kanto Local Financial Bureau as of June 28, 2002

(2) Semi-annual Securities Report:

For the 26th interim business year from April 1, 2002 to September 30, 2002 filed with the Director-General of the Kanto Local Financial Bureau as of December 12, 2002

The above-mentioned documents have been submitted through the "Electronic Disclosure for Investors' Network" (EDINET) provided for in Article 27-30-2 of the Securities and Exchange Law.

II. Place(s) where copies of the documents for reference are made available for public inspection

Name	Adderess
ACOM CO., LTD., Head office	15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

PART III INFORMATION CONCERNING GUARANTOR, ETC.

Not applicable

Exhibit 13

03 NOV 17 AM 7:21

<u>Results of Report to Regulatory Authority and Other Matters Concerning "Inappropriate Handling of Statements of Recalculation"</u>

ACOM CO.,LTD. ("ACOM") hereby reports, as set out below, the results of its final reports to the Regulatory Authority, its attitude to and treatment of customers and the effects on the results of its operations, etc. concerning the occurrence of the "Inappropriate Handling of Statements of Recalculation" at certain loan branches of ACOM as previously reported by its press releases on December 12, 2002 and on January 22, 2003. ACOM sincerely reiterates its apology to its customers and related parties for the inconvenience caused by the events.

1. Results of internal investigations

ACOM conducted internal investigations on the "Inappropriate Handling of Statements of Recalculation" from early December 2002 until the end of February 2003. As a result of such investigation, ACOM finally confirms the number of cases and the total amount of difference concerning the "Inappropriate Handling of Statements of Recalculation", as follows:

- Number of cases (customers): 689 customers **- Total amount of Difference: JPY 113.14 million**	For Your Reference: Results of investigation as of January 21, 2003 as announced on January 22, 2003 - Number of cases (customers): 575 customers - Total amount of Difference: JPY 97.8 million

(Note) The written "Statement of Recalculation" is a document prepared and submitted by ACOM as reference material for each case of debt rescheduling procedures with its customers, upon request of a member of the relevant adjustment procedures committee of the court or any lawyer retained by such customer. Such "Statement of Recalculation" shows the calculated amount of debt of the customers, not at the contracted interest rates (in the case of unsecured loans of ACOM, from 15% through 27.375% p.a.) which ACOM agreed with its customers pursuant to the provisions of the Acceptance of Contributions, Money Deposits and Interest Rate Law of Japan, but at the interest rates prescribed by the Interest Rate Restriction Law of Japan (from 15% through 20% p.a., depending on the amount of the loans).

2. Report by ACOM to the Regulatory Authority

ACOM has been reporting to the Regulatory Authority orally or in writing with regard to the events following the said press release dated December 12, 2002 and, during such process, has been receiving a strict guidance for the appropriate handling of the situation and the preventative measures to be taken, etc.

3. Treatment of Customers

On January 27, 2003, ACOM established a special section in its Customer Relations Department; and such special section has been dealing in good faith with the possible detriment of the customers due to the "Inappropriate Handling of Statements of Recalculation" discovered by the results of the internal investigations.

Approximately 90 % of the cases (out of 689 cases) have been solved and settled to date, and ACOM intends to continue its efforts of settlement of remaining cases in good faith.

4. Disciplinary actions on participants

In order to clarify who was responsible for the occurrence of the events and to encourage prevention of any future reoccurrence, ACOM has taken strict disciplinary actions as of February 27, 2003 against the 68 employees who conducted the "Inappropriate Handling of Statements of Recalculation" and the 58 persons in charge of management and supervision of such employees in accordance with the internal disciplinary rules as previously announced by the press release of ACOM dated January 22, 2003.

All of 21 directors of ACOM currently in office have voluntarily determined to return a certain portion of the amount of their monthly remuneration as a disciplinary measure, in order to make it clear that ACOM acknowledges that all the management executives are responsible for the occurrence of the events and to encourage prevention of any future reoccurrence.

5. Measures to prevent recurrence of events

On January 6, 2003, ACOM implemented the following three measures to prevent recurrence of the events. As a result, there is no possibility of the recurrence of "Inappropriate Handling of Statements of Recalculation" at any local branch:

(1) Automatic output of "Statements of Recalculation" through the host computer

ACOM has abolished the conventional manual input method of preparing "Statements of Recalculation" using personal computers, etc. and has changed such

conventional method to an automatic output method through the host computer. ACOM has also arranged for "Statements of Recalculation" to be output exclusively at a special department which is in charge of debt rescheduling discussions.

(2) Integration of contacts

ACOM has newly established a special department, which discusses debt rescheduling with governmental agencies, such as courts at the adjustment procedures, etc., and lawyers or judicial scriveners. Employees in such special department have practical expertise in debt rescheduling and shall exclusively engage in the preparation of "Statements of Recalculation" and in central control of submission of such statements.

(3) Clarification of handling standards of "Statements of Recalculation"

Out of regret that operation rules of handling standards of "Statements of Recalculation" were not sufficiently clear, ACOM has clarified the handling standards of "Statements of Recalculation" from preparation to storage. ACOM also added the operational inspection of contents of "Statements of Recalculation" to the items to be inspected in internal inspections and strengthened the internal control functions.

6. Other voluntary measures

In addition to the foregoing measures, in response to the occurrence of the events, and in order thoroughly to encourage compliance (including business ethics), ACOM voluntarily adopts the following measures:

(1) Implementation of Training of Compliance (including Business Ethics)

(i) Training for Directors and Chief Staff of Departments

In mid-February of 2003, ACOM implemented training, by an invited outside lecturer, for all of its directors and chief staff of departments. ACOM intends to continue to implement such training periodically.

(ii) Training for Persons in Charge of Compliance

As a measure to ensure to strengthen the compliance (including business ethics) within divisions, ACOM commenced an internal practice training program lectured by the chief of the Business Ethics Office, for approximately 580 persons in charge of compliance, who were recently appointed as such during a period from September 2002 through November 2002. In mid-June of 2003, such training program was completed for all such persons.

(iii) Internal Training for Loan Business and Credit Card Business Division

Since May 9, 2003, ACOM has implemented an internal training program focusing on compliance (including business ethics) for approximately 3,700 employees, who belong to the Loan Business and Credit Card Business Division. Such internal training program is expected to be completed by the end of June 2003.

(iv) Internal Training for Branch Office Managers and Team Leaders (i.e., Leaders of Teams Subordinate to Departments and Offices)

During a period from July 2003 through November 2003, ACOM intends to implement the business ethics training, by inviting an outside lecturer, based on the case-method approach, for approximately 500 branch office managers and approximately 70 team leaders.

(2) Voluntary Measures to Restrain Business Promotions

ACOM regrets the occurrence of the events, and has taken measures such as restraint on certain commercial advertisements (including TV CMs and distribution on street of pocket-sized tissues with advertisement, etc.), and restraint on counseling services (including demand for repayment) for the debts under settlement during a period from December 12, 2002 until the end of March 2003.

Further, in consideration of prevention of any future reoccurrence and the importance of thorough implementation of compliance (including business ethics), ACOM intends to establish further measures on the communication service by telephone, mails and the counseling service outside the offices such as public relations and investigations, etc. at the loan branch offices where the events primarily occurred.

(3) Expansion and Enhancement of the Internal Inspection System

(A) An Increase in the Number of Inspection Staff Members

ACOM has substantially increased the number of inspection staff members from February 2003, to strengthen the internal inspection hereafter of how thoroughly compliance (including business ethics) is implemented.

(B) Establishment of Business Auditing Team

ACOM newly established the Business Auditing Team in March 2003 to strengthen its full-time business auditing function to check unusual figures (input and output information through terminals, etc.) of its operation and

business activities by using a system on a real time basis.

(4) Strengthening the Division In Charge of Compliance

ACOM has adopted the following measures to strengthen the division in charge of thorough promotion of compliance (including business ethics).

- ACOM reorganized and strengthened the Business Ethics Committee in December 2002, and the President of ACOM was appointed as head of the Committee.

- ACOM made the "Business Ethics Office" as its one of independent divisions in March 2003, and empowered such office with functions of planning, promotion and providing instruction on measures to thoroughly implement compliance (including business ethics).

- ACOM will make the "Legal Office" as its one of independent divisions as of June 27, 2003, (the "Legal Office" currently belongs to the General Affairs Department), and strengthen the function of legal inspections.

(5) Reorganizing Business Divisions

ACOM will abolish conventional "Business Unit" system as of June 27, 2003, and facilitates the enhancement of the company-wide management system, and the internal control function, whereby achieving immediate decision-making.

7. Effect on Results of Operation

The effect on the results of the operation from the expenses of the internal investigations of the events and in response to possible detriment of the customers due to such events is limited.

Exhibit 14

June 24,2003

Notification of Purchase of Treasury Stock

We would like to announce that ACOM CO.,LTD acquired treasury stock in conformity with Article 210 of the Japanese Commercial Code.

Details of Treasury Stock Buyback are as follows:

1.Purchased Period:	May 30,2003 – June 23,2003
2.Number of shares purchased:	1,719,610 shares
3.Total purchased value:	7,657,581,100 yen
4.Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference)

(1)Specific of buying back shares (as were resolved at the 25th Annual Shareholders Meeting held on June 27,2002)

1.Type of buying back shares:	Common shares in the Company
2.Total number of buying back shares:	Maximum 10,000,000 shares
3.Total acquisition cost of buying back shares:	Maximum 100,000,000,000 yen

(2)Aggregate total of treasury stock purchased after the resolution at the 25th Annual Shareholders Meeting held on June 27,2002:

1.Aggregate total number of shares purchased:	2,722,210 shares
2.Aggregate total purchased value:	11,066,421,100 yen

Exhibit 15

(Brief Description)

June 27, 2003

NOTICE OF RESOLUTION OF THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution of the 26th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation of the 26th Ordinary General Meeting of Shareholders (Exhibit 10).

(Brief Description)

PUBLIC ANNOUNCEMENT OF FINANCIAL RESULTS OF THE 26TH FISCAL YEAR

June 28, 2003

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku,
Tokyo

Summary of the Balance Sheets
(as of March 31, 2003)

Summary of the Statements of Income
(from April 1, 2002 to March 31, 2003)

(For the information in the Public Announcement of Financial Results of the 26th Fiscal Year which is material to an investment decision, please see the Brief Statement of Financial Results for the Fiscal Year Ended March 2003 of the Company as Exhibit 3)

Exhibit 17

(Brief description)

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of the Securities Exchange Law)

The 26th Fiscal Year
from April 1, 2002
to March 31, 2003

Annual Securities Report (hereinafter called the "ASR") is required to be filed with Director of Kanto Local Financial Bureau and The Tokyo Stock Exchange for each business year. The ASR is made available for public inspection for a certain period.

The ASR for the 26th fiscal year ended March 31, 2003 of the Company was filed with Director of Kanto Local Financial Bureau on June 30, 2003.

Several items concerning the business of the Company, such as the general situation with respect to the operations, business and sales activities, facilities, financial position and group companies of the Company, are required to be reported in the ASR. The information in the ASR (with respect to the 26th Fiscal Year) which is material to an investment decision is substantially contained in the Annual Report 2003 (Exhibit 19) of the Company.

Exhibit 18

(Brief description)

June 30, 2003

Annual Business Report ("Key Note")

The 26th Fiscal Year
from April 1, 2002
to March 31, 2003

This Annual Business Report concerning the fiscal year ended on March 31, 2003 (hereinafter called the "Key Note") was sent to the shareholders of ACOM, CO., LTD. (the "Company") on June 30, 2003.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Annual Report 2003 (see Exhibit 19) and/or the Brief Statement of Financial Results for the Fiscal Year Ended March 2003 (see Exhibit 3).

Exhibit 19

82-4121

03 NOV 10 7:21 3-31-03


VALID THRU
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TARO
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acom

Annual Report 2003 Year ended March 31, 2003

Consistency and Flexibility

Contents

Notes:

1. Forward-Looking Statements
   The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to management and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt and legal limits on interest rates charged by ACOM.
2. All amounts are truncated to the nearest expressed unit.
3. Percentage figures are a result of rounding.

Corporate Philosophy

Based on our twin mottos of "respecting other people" and "putting the customer first," we will continue to pursue an innovative and creative style of corporate management aimed at helping our customers realize happier and more fulfilling personal lives.

In 1936, ACOM was founded on the ideal of "extending the feeling of confidence from people to people." Since then, we have always sought to develop our business by establishing an unshakable mutual trust between us and our customers.

acom

ACOM is an acronym created from the following three words:

Moderation

We are hard-working and humble as we carry out our business of helping our customers achieve satisfying lives.

Confidence

We strive to establish an unshakable mutual trust between us and our customers.

Affection

We constantly attempt to have heart-warming relations with our customers that are based on their interests.

Financial Highlights

Years ended March 31

I. ACOM CO., LTD. and Subsidiaries	Millions of Yen 2001	2002	2003	Millions of U.S. Dollars* 2003
1. For the year:				
Total operating income	375,674	414,918	437,572	3,640
Operating expenses	215,363	243,669	290,877	2,419
Bad debts related expenses*	52,420	72,047	115,671	962
Operating profit	160,310	171,248	146,695	1,220
Net income	81,369	95,637	75,096	624
2. At year-end:				
Total assets	1,943,836	2,166,865	2,183,414	18,164
Receivables outstanding*	1,720,616	1,888,265	1,940,055	16,140
Total amount of bad debts	34,819	44,516	60,791	505
Loans to borrowers in bankruptcy or under reorganization	3,650	7,204	9,227	76
Loans in arrears	16,897	21,751	31,302	260
Loans past due for three months or more	684	519	1,139	9
Restructured loans	13,587	15,041	19,122	159
Allowance for bad debts	64,360	81,064	112,549	936
Total shareholders' equity	503,335	582,737	644,431	5,361
Interest-bearing debts	1,333,568	1,470,366	1,439,905	11,979
3. Per share:		Yen		U.S. Dollars
Net income, basic	554.92	653.18	513.08	4.26
Cash Dividends	65.0	80.0	80.0	0.66
4. Financial ratios:				
Operating profit margin	42.7%	41.3%	33.5%	—
ROE*	16.2%	17.6%	12.2%	—
ROA*	4.2%	4.7%	3.5%	—
II. ACOM CO., LTD. (Parent Only)				
Ratio of bad debt write-offs*	2.9%	3.2%	4.6%	—
Bad debt ratio (Gross basis)*	2.3%	2.7%	3.7%	—
Bad debt ratio (Net basis)*	-1.8%	-2.1%	-2.9%	—

*Notes:

1. The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥120.20 = US $1.00, the exchange rate prevailing on March 31, 2003.
2. The amount of bad debts related expenses is the sum of bad debt expenses, provision for bad debts, and provision for loss on debt guarantees.
3. Receivables outstanding indicates the total amount of Receivables outstanding of Loan Business, Credit Card Business and Installment Sales Finance Business.
4. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
5. All data for ACOM CO., LTD. are applied for its loan business alone.
6. Bad debt ratio(Gross basis)=Total amount of bad debts / Recievables outstanding plus Loans to borrowers in bankruptcy or under reorganization
7. Bad debt ratio(Net basis)=(Bad debts – Allowance for bad debts) / Recievables outstanding plus Loans to borrowers in bankruptcy or under reorganization

Years ended March 31

Consolidated Operating Results


■ Operating Income (LHS)
→ Operating Profit Margin (RHS)
Billions of Yen
(%)
500
400
300
200
100
0
50
40
30
20
10
0
375.6
414.9
437.5
42.7%
41.3%
33.5%
2001
2002
2003

Dividends Per Share


Yen
80
60
40
20
0
65
80
80
2001
2002
2003

Consolidated Shareholders' Equity


Billions of Yen
800
600
400
200
0
503.3
582.7
644.4
2001
2002
2003

Consolidated Bad Debts (Net Basis)*


Billions of Yen
0
-15
-30
-45
-60
-29.5
-36.5
-51.7
2001
2002
2003

*Bad debts (net basis)=Total amount of bad debts−Allowance for bad debts

Business Highlights

Segment	Business Overview
1. Financial Businesses	
Loan Business	At our loan business, we conduct individual credit screenings of loan applications that are submitted at our branch offices, automated loan application machines, and the Internet. We then provide loans to customers who successfully pass this process. Small unsecured loans for individual consumers account for the majority of the business in this segment, and there have been no major changes to this situation. According to the 2003 edition of Japan Consumer Credit Statistics (published by the Japan Consumer Credit Industry Association), the consumer finance market was worth ¥10 trillion in 2001, and of this amount the ACOM Group had a share of about 16%. The ACOM Group is positioned as one of the largest players in this market, along with TAKEFUJI CORPORATION and Promise Co., Ltd.
Credit Card Business	In 1998, ACOM entered the credit card business after acquiring principal membership of MasterCard International. According to the Japan Consumer Credit Statistics, the overall credit card market was worth ¥3 trillion in 2001. In this market, the ACOM Group lagged behind the leaders, with a share of 1%. However, in the three years up to fiscal 2002, receivables outstanding at this business have expanded by 558%.
Installment Sales Finance Business	This business, which is operated by ACOM and ACOM's subsidiaries JCK CREDIT CO., LTD. and SIAM A&C CO., LTD. (Thailand), provides installment sales financing. At the end of fiscal 2002, the consolidated receivables outstanding at this business reached ¥237.9 billion. This was about 1.9 times the level registered three years ago. According to the Japan Consumer Credit Statistics, the size of the domestic market for installment sales financing in 2001 was ¥12 trillion.
Guarantee Business	At this business, we mainly provide guarantees for individual loans issued by regional banks. This business began in fiscal 2001, however guaranteed loans receivable at the end of fiscal 2002 reached ¥57.9 billion.
Servicing Business	This business collects on loans on behalf of financial institutions, as well as collecting on loans that it has bought up. ACOM entered this market in fiscal 2000 through its investment in IR Loan Servicing, Inc.
2. Non-Financial Businesses	
Rental Business	ACOM's wholly-owned subsidiary ACOM RENTAL CO., LTD. operates a business renting out goods used in daily life and leisure equipment. It also provides support for event planning.
Other Businesses	ACOM's other non-financial businesses mainly consist of an advertising agency, insurance agency, real estate management business, and temporary employment agency. These businesses are operated by 11 consolidated subsidiaries.

Consolidated Operating Income (Millions of Yen)

FY2001	FY2002	yoy
408,431	431,671	5.7%
380,553	398,057	4.6%
3,771	5,096	35.1%
23,595	25,725	9.0%
319	1,866	483.8%
191	925	383.9%
6,487	5,901	-9.0%
3,853	3,629	-5.8%
2,634	2,271	-13.8%


Loan Business
Millions of Yen
400,000
300,000
200,000
100,000
0
FY2001
FY2002


Credit Card Business
Millions of Yen
6,000
4,500
3,000
1,500
0
FY2001
FY2002


Installment Sales Finance Business
Millions of Yen
30,000
20,000
10,000
0
FY2001
FY2002


Guarantee Business
Millions of Yen
2,000
1,500
1,000
500
0
FY2001
FY2002


Servicing Business
Millions of Yen
1,000
750
500
250
0
FY2001
FY2002


Rental Business
Millions of Yen
4,000
3,000
2,000
1,000
0
FY2001
FY2002


Other Businesses
Millions of Yen
3,000
2,000
1,000
0
FY2001
FY2002

To Our Shareholders, Customers and Employees



President & Chief Executive Officer
Shigeyoshi Kinoshita

1. Looking Back at Fiscal 2002

(1) The Macroeconomic Environment

No Sense of a Recovery in the Japanese Economy

In fiscal 2002 ended March 31, 2003, the Japanese economy was buoyed by favorable growth in exports in the first half, and the real GDP showed positive growth for the first time in a year. However, the nominal GDP, which reflects the price deflator, remained on the negative growth path from the previous term. Thus, the economy was far from recovering in fiscal 2002. Corporate earnings as a whole expanded, but this was mostly due to cost reductions such as restructuring. Domestic final demand was weak, and the situation did not encourage an optimistic view towards the sustainability of corporate earnings growth.

The Operating Environment in the Industry Deteriorated Sharply

In the midst of a jobless recovery in corporate earnings, the operating environment for the consumer finance and installment sales finance businesses was extremely tough. Over the past few years, household consumption expenditure has fallen by an annual rate of 1% or so. However, in some months in the second half of fiscal 2002, household consumption expenditure declined by 3% compared with the previous year. On the other hand, in August 2002, the unemployment rate reached the 5.5% level, and the number of unemployed people amounted to about 3.7 million, which is slightly less than three times the level registered during the bubble economy. While the total number of unemployed showed an apparently mild increase, at about 5%, the number of involuntary unemployed grew by 40% over the previous year. Thus one feels compelled to say that the business environment deteriorated sharply in fiscal 2002. This led to a dramatic increase in the number of personal bankruptcies, and provision for bad debts in the industry rose by more than expected. Furthermore, new entrants into the consumer finance industry made an unfavorable business environment even worse.

(2) Operating Results of the ACOM Group and the Parent Company

First Decline in Profit Since the Stock Was Listed

In fiscal 2002, consolidated operating profit fell by 14.3% over the previous term to ¥146.6 billion, and net income dropped by 21.5% to ¥75.0 billion. Operating profit was ¥32.5 billion short of our initial plan and net income was ¥22.2 billion short. Under an unforgiving operating environment, operating income grew by 5.5%, but provision for bad debts rose by 60.4% or ¥43.5 billion, and this was the major reason for the profit decline. ACOM (parent), which is the mainstay company of the Group, accounted for 95.8% of the consolidated operating income and 97.2% of the consolidated operating profit. The parent results were similar to the consolidated results, with ACOM's operating profit falling by 15.6% and net income dropping by 18.2%.

The Quality of Claims Also Deteriorated

On the balance sheet, there was also a slight deterioration in credit quality. At the end of the term, the total amount of the parent company's bad debts and loans in arrears for less than three months rose by ¥22.1 billion compared with the end of fiscal 2001 to ¥79.4 billion. Bad debts and loans in arrears for less than three months reached 4.8% of the receivables outstanding, for an increase of 1.3 percentage points. That said, however, ACOM had an allowance for bad debts of ¥107.7 billion at the end of fiscal 2002.

Shareholders' Equity Expanded Steadily

As a result of the aforementioned situation, the consolidated operating profit margin declined from 41.3% in fiscal 2001 to 33.5% in fiscal 2002 and net income as a percentage of shareholders' equity (ROE) dropped from 17.6% to 12.2%. However, shareholders' equity grew from ¥582.7 billion to ¥644.4 billion, and the shareholders' equity ratio reached 29.5% at the end of the term. Thus, ACOM paid a dividend of ¥80 per share, the same level as in fiscal 2001, as it had initially promised. This dividend was paid by the parent company from ¥101.7 billion in unappropriated retained earnings for the term.

(3) On the Compliance Infraction

In December 2002, by means of an internal investigation, we discovered that a few of ACOM's employees were engaged in some improper behavior with regard to compliance. When restructuring the debt of some customers, some improper bookkeeping was performed related to the "statement revised in accordance with the Interest Rate Restriction Law" which ACOM submits voluntarily. Believing in the importance of information disclosure, we investigated and reported this behavior on our own initiative because it violates the rules we have set down related to business ethics. We would like to offer our profound and sincere apologies to our customers, shareholders, business partners, and any other affected parties for the enormous inconvenience and anxiety this incident caused. We are ashamed that such a situation occurred, as not only were we founded on the ideal of "expanding the circle of trust," but we have been working hard to be a best life partner under the corporate ideology of always putting the customer first. We have carried out disciplinary action against the employees involved, along with devising measures to have all of the aforementioned revised statements inputted into our host computer in such a way that no employee will ever be allowed to touch the statements twice. Since 1998, we have been working to promote business ethics with the aim of following compliance rules assiduously. Nevertheless, based on the Three-Year Business Ethics Plan that we drew up in April 2003, we are creating a system and environment to ensure that all employees of the ACOM Group reflect upon the importance of trustworthiness, the meaning of putting the customer first, and the importance of setting a good example and fulfilling their social responsibilities related to observance of the law.

2. Strategy and Outlook for Fiscal 2003 and Beyond

Ascertaining What We Should Continue and the Adjustments We Need to Make to Our Course

Fiscal 2002 was the first year since ACOM was listed that it experienced a drop in its profits. As a representative of the ACOM Group, I am not blaming this profit decline to an unfavorable environment. Nor are we thinking of taking temporary remedial measures that just treat the symptoms. We believe it is of vital importance that we analyze the situation rationally, ascertain the strategy we should follow consistently and the adjustments we need to make to our course, and create a stronger corporate fabric. We do not believe that employment and consumption will show a full-scale recovery with companies still carrying out restructuring. Based on this macro view, we will put a priority on improving our resistance to a deterioration in the broader economy over the medium to long term.

(1) The Strategy We Will Follow Consistently

Advancement in Businesses Peripherally Related to Consumer Loans

We are working to build strong management foundations which will allow us to adapt quickly and flexibly to changes in the environment. We have put our main emphasis on the areas described below: The first is our advance in fields that are peripherally related to consumer loans where we can make use of our know-how, skills, and database. Specifically, these include the credit card business, the installment sales finance business, the loan guarantee business, and the servicing (i.e., debt collection) business. With the business environment worsening, our growth would be limited if we confined our activities to the narrow sphere of consumer finance. Thus, we have targeted the entire consumer credit market, which is five times as large as the consumer loan market. By meeting a wide range of consumer needs, we are aiming to be a reliable company for comprehensive financial services. Even under the unfavorable operating environment that existed in fiscal 2002, ACOM's receivables outstanding rose by 2.1% at the end of the term. This growth was largely due to a 30.8% increase in receivables outstanding at the credit card business. In addition, the receivables outstanding at the guarantee business expanded sharply, to six times the previous year's level. In the future, we intend to hold fast to our idea of "cross selling," in other words, having these other businesses complement the consumer loan business through an organic fusion of operations.

The Practice of CS Management and Efficient Management

Our second area of emphasis is "the practice of CS (customer satisfaction) management." Up to now, we at ACOM have responded to the needs of the times and people's changing lifestyles by providing the most advanced services in the industry. Some of the ways we did this were by establishing automated loan application

machines (MUJINKUN machines) and offering services through the Internet and cellular phones. And, from now on, our aim is to be a trustworthy company that offers the highest level of customer satisfaction through the most advanced comprehensive financial services. Our third area of emphasis is "efficient management." By the end of 2002, we reformed our business system by concentrating all of the back office work at staffed branch offices at contact centers. Under the new business system, we are aiming to lower costs substantially by making the maximum use of the infrastructure and the stronger ties between the branch offices, the contact centers, and the service centers.

(2) Additional Points and Modifications

In fiscal 2002, we experienced a decline in our profits. This was because we were not able to respond effectively to the confusion in macroeconomic environment. Undeniably, there were some areas where we could have tried harder. Taking this experience as a lesson, in fiscal 2003 we are implementing a revised and expanded plan. Here, we would like to express only our basic ideas. For details, please refer to the Special Feature.

1) Thorough Observance of Business Ethics

Along with revising the Business Ethics Plan that we have been following since 1998 and making new improvements to our detailed behavioral manual, by the end of June 2003 we will have all our employees take a Business Ethics Course run by the supervisor of the Business Ethics Office. Our executives will also talk with employees at least once every half year. In this way, we will try to make sure that no other compliance mistakes occur. Through these measures, we will make all of our executives and employees realize that the more ACOM aims to be a highly significant company, the more it needs to behave in accordance with the highest level of ethical standards.

2) Establishment of a New Sales System

In an environment where competition is intense and the market is shrinking as a result of factors related to the economic cycle, companies need to be "selected" by customers in order to survive. Our contact centers, which began operating at the end of last year, were established with the aim of shifting to a function-based organizational structure. However, the functions that we originally envisioned have not yet been fully realized. Thus, we will intend to revise and further strengthen our business system. Specifically, our aim is to offer all of our customers' needs in one location, in other words, one-stop marketing. We will strengthen the ties between our organizations and organizational heads and do our utmost to carry out CS management.

3) Upgrade of Credit Quality

With the employment situation undergoing an unprecedented deterioration, it is not an easy matter to prevent an increase in bad debts. However, we are trying to improve the quality of our credit by providing extensive counseling to our customers when their loans fall into arrears and not simply informing them of their repayment date. For this purpose, we have further divided our customer segments by age, gender, amount of debt, and transaction situation and are switching from "uniform operations for all customer segments" to "detailed management by customer segment" by making more extensive use of information technology than we did in the past.

4) Acceleration of Decision-Making

We plan to introduce an executive officer system featuring a Board of Directors that draws up the management strategy and oversees the company's management, and executive officers who run the business. By lessening the number of members on the Board of Directors, we are aiming to facilitate speedy decision-making. Furthermore, the assignment of authority to executive officers will enable them to run the business more flexibly. In this way, we aim to realize efficient management and strengthen our competitiveness.

5) Achievement of Low-Cost Operations

In keeping with our commitment to CS management, we are well aware that customers want lower interest rates on loans. Competition is bound to intensify as a result of more companies entering the field. In this situation, it is necessary for us to lower all types of costs, maintain our services even at low interest rates, and build a corporate system for managing the company. Through the aforementioned revisions to our business organization, we intend to cut costs, prevent an increase in the provision for bad debts by strengthening our debt management, and improve our relative cost competitiveness.



Structural Improvements are Necessary, Even If We Must Temporarily Take a Step Back

In May 2003, we announced our forecast for a 0.1% decline in fiscal 2003 consolidated operating income to ¥437.1 billion, a 12.8% drop in operating profit to ¥127.9 billion, and a 6.4% decrease in net income to ¥70.2 billion. These estimates assume that the deterioration in the macroeconomic environment will accelerate. However, through the implementation of the aforementioned five objectives, we would like to achieve results that are higher than our estimates, if even by only a little bit. We have positioned fiscal 2003 as the year when we will perfect the management base of the ACOM Group as a whole, including personnel, asset content, organizational strength, and information systems. The ACOM Group aims to gain the trust of all of our stakeholders and will make steady advancements despite the unfavorable macroeconomic environment.

Shigeyoshi Kinoshita

Shigeyoshi Kinoshita
President & Chief Executive Officer
ACOM CO., LTD.



Special Feature: ACOM's Medium- to Long-Term Growth Strategy

Strategy for Business Diversification

1. Reconfirming Our Basic Strategy

Consumer loans, which have been ACOM's mainstay business, are a small segment that accounts for only 15% of the overall consumer credit market. Peripheral businesses such as the credit card business and installment sales finance business represent a market worth as much as ¥53 trillion. ACOM has been developing its own strategy for these peripheral fields by making efficient use of its database and the know-how related to the credit screening of individuals that it has cultivated over the years in the consumer loan business.

Breakdown of the Consumer Credit Industry (Market Scale of 63 trillions of yen)

Consumer Loan is Only the Small Segment that Occupies 15% of the Whole


Consumer Loan ¥10 trillion
Others ¥53 trillion
Commercial Financial Institution (¥20 trillion)
Credit Card (¥3 trillion)
Installment Sales Finance (¥12 trillion)
Others (¥18 trillion)

Source: Japan Consumer Credit Industry Association
Note: All the data is as of CY2001

2. Results and Identification of Problem Areas

• Credit Card Business and Installment Sales Finance Business

ACOM entered the credit card business in 1998 after acquiring the principal membership of MasterCard International. By the end of fiscal 2002, this business had grown to the point where it had about 1.01 million credit card users. We achieved this level of growth through the following features not offered by any other cards: First, customers are able to get a credit card the day they apply for one. Second, by using ATMs operating around the clock every day of the year, customers can make repayments at almost any time and place. In addition, since the customers can receive payment date notices through the ATMs, ACOM MasterCard® is useful for protecting the customers' privacy. At the end of the term, the receivables outstanding at this business expanded by a strong 31% compared with one year before.

In fiscal 2002, the number of cardholders increased by 1.1% over the previous year despite the unfavorable business environment. We somehow managed to attain positive growth in the number of our cardholders thanks to our active efforts to tie up with companies in other industries with customer-drawing power, such as the Osaka Kintetsu Buffaloes Co., Ltd., YOSHIMOTO KOGYO CO., LTD., and Paw Creation Co., Ltd., which is a wholly owned subsidiary of Don Quijote Co., Ltd. However, considering that we achieved an increase of more than 30% in fiscal 2001, we cannot deny that the rate of growth has slowed down. And this deceleration trend was not limited to the credit card business. It also appeared in the installment sales finance business.

Owing to the consumption slump, receivables outstanding at the installment sales finance business edged up by 0.2% and the number of customer accounts rose by 9.4%.

Along with continuing to strengthen its tie-ups with companies in other industries with customer-drawing power, ACOM plans to firm up the organic ties that exist among its businesses, including the credit card business, installment sales finance business, and consumer loan business. In the midst of the ongoing consumption slump, we would like to achieve stable growth for our financial service businesses.


ACOM MasterCard®
Receivables Outstanding (LHS)
Number of Cardholders (RHS)
Billions of Yen
Thousands
60
50
40
30
20
10
0
1,200
1,000
800
600
400
200
0
6.1
19.1
31.3
41.1
380
752
1,004
1,014
FY1999
FY2000
FY2001
FY2002


Installment Sales Finance Business of ACOM Group
Receivables Outstanding (LHS)
Number of Customer Accounts (RHS)
Billions of Yen
Thousands
250
200
150
100
50
0
1,000
800
600
400
200
0
124.5
203.8
237.5
237.9
415
768
905
991
FY1999
FY2000
FY2001
FY2002

●Guarantee Business, Servicing Business, and Others

ACOM works with financial institutions – mainly prominent regional banks – to provide loan-related guarantee services to their customers. This business has been developed by bringing together the financial institutions' brand names with our skills related to consumer loans and the credit screening of individuals. We entered this business in May 2001 with a tie-up with THE HOKKAIDO BANK, LTD. In fiscal 2002, we made new business tie-ups with The Aomori Bank, Ltd. The Hachijuni Bank, Ltd., The Fukuoka City Bank, Ltd., THE BANK OF NAGASAKI, LTD., and THE NANTO BANK, LTD. At the end of fiscal 2002, we had tie-ups with nine banks and one other company, and the balance of loan guarantee receivables reached ¥57.9 billion, which is about 6 times the previous year's level. In the future, we would like to add more tie-up partners and cultivate more customers through the speedy and advanced credit screening.

The servicer business refers to a private company that specializes in the management and collection of claims. Its main sources of profits are (1) fees collected from banks, life insurance companies, and others to manage and collect on claims and (2) margins obtained from the collection of claims that we have purchased. Previously, only attorneys were allowed to practice in this business field, but others have been allowed to operate this business since 1999. ACOM entered the servicing business in March 2001 when it bought a stake in IR Loan Servicing, Inc. (currently, ACOM's equity ownership is 80%). At the end of fiscal 2002, the total principal of consigned and purchased receivables rose by 49.5% to ¥1.085 trillion, and the business managed to achieve a profit in its second year after starting operations in July 2001.

Tokyo-Mitsubishi Cash One Ltd., which was established jointly with The Bank of Tokyo Mitsubishi, Ltd., The Mitsubishi Trust & Banking, Ltd., DC CARD CO., LTD., and JACCS CO., LTD., began operations in March 2002. At the end of fiscal 2002, its loan receivables amounted to ¥19.4 billion. As is the case with the guarantee business, we expect this business to enjoy a high rate of growth over the medium to long term owing to the fusion of the banks' strong brand names and ACOM's know-how related to credit screening and the collection of debt for consumer loans.


Guarantee Business of ACOM
Loan Guarantee Receivables (LHS)
Number of Accounts (RHS)
Billions of Yen
Thousands
60
45
30
15
0
200
150
100
50
0
9.5
57.9
32
156
FY2000
FY2001
FY2002

Efficient Management and the Creation of a Low-Cost System

In October 2002, ACOM established contact centers for each of the four regional organizations (i.e., Business Promotion Departments Nos. 1 - 4) and began introducing a new sales system designed to concentrate the back-office functions such as answering telephone calls, credit screening, and managing debt that used to be performed by staffed branch offices in each region. This system was nearly completed by the end of the year. Along with improving operational efficiency by having the staffed branch offices specialize in face-to-face work with customers, the aim of this move was to lower costs by concentrating the back-office functions. We also endeavored to cope with the unfavorable business environment and pare down our general expenses, as well as continuing to outsource certain functions, such as the computer center. As a result, general expenses other than financial expenses and provision for bad debts accounted for 32.2% of operating income in fiscal 2002, in contrast to 33.2% in fiscal 2001. The cost-cutting effect should be even greater in fiscal 2004, as the shift to the new sales system was completed in the third quarter of fiscal 2002 and we will be working to strengthen our management in fiscal 2003.

Ratio of "Other operating expenses" excluding Financial expenses and Provision for bad debts to "Operating income"(ACOM)


(%)
35
34
33
32
31
0
34.8%
33.2%
32.2%
FY2000
FY2001
FY2002



Contact Center

Newly established contact centers will improve operational efficiency as well as cost structure of ACOM.

Here, we would like to explain a somewhat detailed action plan that covers three of the five objectives of the management plan outlined in the Chapter titled "To Our Shareholders, Customers and Employees": Establishment of a new sales system, upgrade of credit quality, and achievement of low-cost operations.

1. Revision of the Branch Network and Cultivation of New Markets

In response to our customers' needs and lifestyles which are undergoing dramatic changes, we are thinking of setting up branches in shopping malls (also known as in-store branches) and establishing branches operated jointly with our business partners. This is along with actively consolidating our operating branches. We are also planning to change about 150 staffed branch offices to unstaffed branch offices over the next two years using the new sales system that we implemented in fiscal 2002. However, we will flexibly adjust the aforementioned number of branches to be switched depending upon the economic trend and other features of the external environment.

2. Reconstruction of Our Credit Management

We are fully aware that the current macroeconomic environment is not conducive to reducing the absolute amount of our provision for bad debts. With this in mind, we will work to improve the quality of our credit, using the measures listed below:

(1) Changing Our Credit Management Method from the Date Guidance Type to the Counseling Type

Under today's unforgiving macroeconomic environment, we cannot prevent a qualitative deterioration in our credit by managing debt through repayment dates alone. It is necessary that we meet face to face with customers whose payments fall into arrears and, as a personal financial advisor, provide guidance to help normalize and improve the customers' situations. ACOM intends to increase the number of its counseling staff (regular employees) from 670 at the end of fiscal 2002 to about 800 in fiscal 2003. At the same time, we will strengthen the counseling we provide to our customers through the use of counseling manuals and computer systems.

(2) Optimizing Our Services by Customer Segment

In addition to making value decisions, we intend to realize "One-to-One Marketing" through finer classifications of our customer segments based on our current classification of credit risk called "50 Levels of Risk Determination." We are also working to rebuild our relationships with our customers, including providing products and services that suit their needs.

3. A Thorough Commitment to Achieving Low-Cost Operations

The organizational reform of our business divisions that we began last term is not yet complete. We aimed to strengthen our organization by function, but if the different parts of the organization are not cooperating sufficiently, we will not be able to provide our customers with the optimum services at all times. Under our idea of one-stop marketing, we intend to make further progress in building a hierarchical functional-based organization and to offer services that suit our customer segments in all areas of operations through our business mix.

Specifically, we intend to revise the operations and organization of our Call Center, Customer Support Center, and Customer Counseling Center and to provide services that consistently suit our customer segments. By doing this, we hope to improve our contract continuance rate and usage intention rate through the management of the operations of the new centers, as well as to forge ties between the different parts of our organization with the aim of carrying out stable credit management.

In addition, the external environment has worsened by more than we expected, and therefore it is necessary that we further concentrate our operations and build a smaller organization. In fiscal 2003, we plan to integrate the Customer Marketing Control Group and the Operation Management Department's Operation Analysis Team, as well as carrying out the organizational reforms of the business divisions that we began last term. In addition, we significantly slimmed down administrative departments at the head office in June 2003. As a result of these measures, we will achieve the lowest cost operations possible and build a system for achieving far-reaching cost reductions.

Compliance and Corporate Governance

1. Compliance

Since ACOM's establishment in 1936, our motto has been business development based on "serving humanity" and "the customer comes first". The compliance violations that we discovered in fiscal 2002 represent a deviance from this ideal and should not have occurred. Based on serious reflection of this incident, we have determined to build a system to prevent a reoccurrence. In addition of course to obeying the law, we promise to have all of our employees approach the compliance issue together to ensure that they set a good social example.

(1) Scrupulous observance of the regulations and our manual is of course imperative. But, more crucial than the creation of rules is that from time to time each employee is made aware of the importance of having society's trust. Based on this idea, we will require that by June 2003 all employees attend a lecture called Business Ethics Training held by the head of the Business Ethics Office, and we will have them re-attend this lecture on a regular basis.

(2) Reflecting upon the fact that communication between superiors and subordinates has centered on the examination of business performance, we regularly give our employees sufficient opportunities to receive counseling related to their concerns, not just in the workplace, but also at home and related to the economy. Our aim is to prevent any accidents by keeping apprised of changes in our employees that could result in rule violations.

ACOM's Ethical Codes For Business



2. Corporate Governance

Up to now, corporate management at ACOM has centered on the directors and the statutory auditors. The statutory auditors of course attend all of the main meetings, including the Board of Directors' meeting. In addition, they investigate how the business is run, examine its assets and liabilities, and audit the management of the firm, either independently or in collaboration with outside auditors.

With the outlook for the macroeconomic environment looking more uncertain, we need to make faster management decisions than ever before. Faced with this situation, ACOM decided to introduce an executive officer system in fiscal 2003. By reducing the number of members of the Board of Directors from 23 or less to 12 or less, we have made it possible to devise strategies more rapidly and make flexible changes in the direction we are taking, in response to changes in the external environment. Furthermore, under the new management system, the nine new executive officers will be able to concentrate on the execution of strategies decided upon by the Board of Directors.

In addition to holding an earnings release conference for domestic securities analysts to explain our results, meeting with analysts and investors, and visiting investors, ACOM is working to maintain and ensure the transparency of management to our stakeholders by means of active disclosure to investors and securities analysts. This is achieved through our investor relations activities in Japan and abroad, such as telephone and video conferences with overseas investors and road shows in Europe and the U.S. At its homepage, ACOM also has a site devoted to investor relations (http://ir.acom.co.jp/). By enriching the information service through the Internet which many people can access, we strive to make the information disclosure as fair as possible. These include live broadcasts of earnings release conferences and the suitable disclosure

ACOM's New Management System



General meeting of shareholders
Assigning
Reporting
Assigning
Reporting
Board of Directors – Devising corporate strategies/Supervising the execution of strategies
Supervising
Statutory Auditors
Reporting
Auditing
Auditing
Executive Officers
– Executing Strategies/Supervising Staff
Supervising
Reporting
Staff/Employees

of monthly and quarterly data on our operations. In December 2002, we were recognized for our active stance towards information disclosure by winning the 2002 Internet IR Best Company Prize and the 2002 Internet IR Best Effort Company Prize. These prizes are given each year by Daiwa Investor Relations Co., Ltd. for excellent investor relations sites. In addition, in May 2002, ACOM lowered the minimum amount for purchases of its stock from 100 shares to 10 shares, thereby making it easier for individual investors to hold our stock.

In fiscal 2002, ACOM paid an annual dividend of ¥80 per share, the same level as in fiscal 2001. As a result, the dividend payout ratio in fiscal 2002 was 15.1%. Our basic policy towards the distribution of profits is to continue to return profits to our shareholders through dividends, while striking the best balance between paying out dividends and making forward-looking investments aimed at reducing the cost of our operations.



ACOM Investor Relations

ACOM's IR site
(http://ir.acom.co.jp)

Organization Chart (As of June 27, 2003)


General Meeting of Shareholders
Board of Directors
President
Executive Officers Meeting
Board of Statutory Auditor's
Statutory Auditors
Corporate Planning Dept.
Investor Relations Office
Corporate Management Dept.
Business Development Dept.
Business Partnership Office
Treasury Dept.
Human Resources Dept.
Human Resources Development Office
General Affairs Dept.
Executive Secretariat
Public Relations Dept.
Marketing Development Dept.
Customer Satisfaction (CS) Office
Loan Business Management Dept.
Business Promotion Dept. No.1
Business Promotion Dept. No.2
Business Promotion Dept. No.3
Business Promotion Dept. No.4
Branches
Contact Center
Credit Card･Installment Business Dept.
Business Offices
Branches
Card Center
Customer Relations Dept.
Card Business Service Center
Credit Supervision Dept. No.1
Customer Support Center
Credit Supervision Dept. No.2
Customer Counseling Center
Operation Risk Management Dept.
System Development & Administration Dept.
Business Partnership Systems Development Office
Statutory Auditor's Office
Inspection Dept.
Employment Counseling Dept.
Legal Office
Business Ethics Office

Board of Directors (As of June 27, 2003)

Director

Chairman
Kyosuke Kinoshita

Deputy Chairman
Masanao Kato

President
Shigeyoshi Kinoshita

Senior Managing Director
General Affairs Department
Credit Supervision Department No.1
Credit Supervision Department No.2
Customer Relations Department
Masayoshi Tatsuta

Managing Director
Operation Risk Management Department
Inspection Department
Legal Office
Business Ethics Office
Tsuneo Tsukada

Treasury Department
Shigeo Mikami

Corporate Planning Department
Corporate Management Department
Business Development Department
Public Relations Department
Kazuhiro Shimada

Marketing Development Department
Loan Business Management Department
Business Promotion Department No.1
Business Promotion Department No.2
Business Promotion Department No.3
Business Promotion Department No.4
Credit Card and Installment Business Department
Keiji Nishio

Human Resources Department
System Development & Administration Department
Employment Counseling Office
Shigeru Akaki

Director and Senior Executive Advisor
Hitoshi Kondo

Executive Officer

President & Chief Exective Officer
Shigeyoshi Kinoshita

Senior Executive Managing Officer
Masayoshi Tatsuta

Executive Managing Officer
Tsuneo Tsukada

Shigeo Mikami

Kazuhiro Shimada

Keiji Nishio

Shigeru Akaki

Executive Officer
Kouichi Izumimoto

Zenichi Hioki

Atsumi Takagishi

Junya Fukuda

Syozo Tanaka

Kiyoshi Tachiki

Satoru Tomimatsu

Kenji Ando

Shigeru Sato

The ACOM Group

Consolidated subsidaries

JCK CREDIT CO., LTD. Asahi-life Bldg. 3rd Floor, 14-1, Fuchu-cho 1-chome, Fuchu-shi, Tokyo, Japan Telephone : (042) 361-8111	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Installment sales finance and loan business Oct. 1984 ¥500 million 100.0% ¥ 7,820 million
IR Loan Servicing, Inc. Trusty Koujimachi Bldg. 7th Floor, 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan Telephone : (03) 5215-6511	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Loan recovery business June 2000 ¥500 million 80.0% ¥1,002 million
ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 3rd Floor, 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan Telephone: (03) 5401-0044	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Comprehensive rental business Oct. 1999 ¥300 million 100.0% ¥3,654 million
JLA INCORPORATED Osaka Ekimae Dai 4 Bldg. 19th Floor, 11-4, Umeda 1-chome, Kita-ku, Osaka, Japan Telephone: (06) 6347-1281	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Advertising agency, interior design and construction of service outlets May 1972 ¥45 million 100.0% ¥11,959 million
Acom Economic Research Institute, Inc. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3239-4896	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Survey and research on trends in household expenditures Oct. 1986 ¥20 million 100.0% ¥39 million
AJAST Ltd. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-9408	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Insurance agency business Feb. 1992 ¥4 million 25.0%, (75.0%) *1 ¥142 million
ACOM ESTATE CO., LTD. Mine Bldg. 2nd Floor, 11-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-6950	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Real estate management in Japan Mar. 1996 ¥7,540 million 100.0% ¥1,267 million
ABS CO., LTD. 1st Seiki Bldg. 3rd Floor, 2-2, Sotokanda 5-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3834-9215	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Maintenance of buildings and other properties Oct. 1997 ¥30 million 0.0% (100.0%) *1 ¥1,435 million
A B PARTNER CO., LTD. Mine Bldg. 3rd Floor, 11-11 Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3234-9301	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Temporary employment agencies and back-office service Nov. 2000 ¥300 million 100.0% ¥3,303 million
AVRS CO., LTD. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: ——	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	—— Mar. 1998 ¥100 million 100.0% *3

SIAM A&C CO., LTD. Ramaland Bldg. 13th Floor, 952 Rama IV Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Hire purchase and unsecured loan business in Thailand Sep. 1996 THB 120 million 49.0% THB 1,386 million *3,4
ACOM CAPITAL CO., LTD. Ugland House, South Church Street, P.O.Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Financial services for ACOM (Special Purpose Company) Aug. 2000 US$1,000 100.0% US$3,247 thousand *4
ACOM FUNDING CO., LTD. M&A Corporate Services Limited PO BOX 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Financial services for ACOM (Special Purpose Company) July. 2002 US$1,000 100.0% US$13 thousand *4
ACOM PACIFIC, INC. 1008 Pacific New Building, 238 Archbishop F.C. Flores Street, Hagatna, Guam	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	Lease of health resorts in Guam (U.S.A.) July 1993 US$10 thousand 100.0% US$27 thousand *4
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County, DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	—— Dec. 1986 US$17 million 100.0% -US$15 thousand *2,4
ACOM INTERNATIONAL, INC. 229 South State Street, Dover, Kent County, DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: FY02 Revenues:	—— Dec. 1986 US$17 million 100.0% -US$15 thousand *2,4

Equity-method affiliates

Tokyo-Mitsubishi Cash One Ltd. Nihonbashi Plaza Bldg. 12th Floor, 3-4 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan Telephone : (03) 5299-6625	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: Revenues:	Unsecured loan business August 2001 ¥20,000 million 35.0% ¥369 million
ASCOT CO., LTD. Kudanshita Tokyu Shin-Sakura Bldg. 5F, 3-3, Kudankita 1-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 5212-4121	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: Revenues:	Fiduciary business to open up, on the Internet, new consumer with respect to unsecured loans, business loan, and credit card Oct. 1999 ¥450 million 38.25% ¥65 million
CHAILEASE ACOM FINANCE CO., LTD. 4F, 102 TUN HWA North Road, Taipei, Taiwan R.O.C.	Principal Business: Incorporated: Paid-in Capital: Equiy Owned by the Company: Revenues:	Hire purchase business in Taiwan June 2000 150 million yuan 40.0% 170 million yuan *4

*Notes: 1. Figures in parentheses indicate indirect ownership by ACOM CO., LTD.
2. Suspended its operation, and further business scheme is under consideration.
3. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
4. Year ended December 2002.

Activities That Contribute to Society



Miru Concert Monogatari



ACOM Track & Field Team

"Affection" and "Confidence", two words used in the formation of our name (ACOM), represent the foundations from which we carry out our business. We think these two elements should be the cornerstone not only for business management but also for our employees' personal growth. Based on the spirit present at the company's inception of "expanding the circle of trust," the ACOM Group and its employees aim to build good relations with the local societies. ACOM is developing the following activities that contribute to society under the motto of "assistance with a smile."

1. Barrier-Free Concert: Miru Concert Monogatari

Since 1994, we have sponsored and supported public performances of the Miru Concert Monogatari. This is a theatrical performance featuring silhouette pictures, live music, and storytelling. As our motto reads, the aim of this performance is to help the audience to smile by creating a fantastic new artistic world through the three elements of light, shadow, and sound. In addition, we have made this a barrier-free concert that can be enjoyed both by people with and without disabilities. Thus, we make sure to call welfare facilities near where the concert will be held, invite many people with disabilities, and actively provide sign language interpretation and space for wheelchairs. Thanks to the support of many people, we have been able to hold a total of 66 performances through the end of March 2003.

2. Internet Website

This homepage is designed to provide a communication forum related to welfare and volunteer activities. Every month, we visit various welfare centers and welfare events and report on what is happening at those centers and events, as well as what motivates the people to work there so energetically. At the site, we also hold panel discussions regarding welfare and volunteer activities.

3. Other Supporting Activities

In addition to the aforementioned activities, we are working to make a wide range of contributions to local societies by (1) providing financial and human support to various forums related to societal welfare activities, (2) engaging in a number of activities related to the promotion of sports, such as golf and track & field, and (3) holding independent campaigns run by our employees, such as blood drives and the collection of used postcards and stamps. We are seeking not only the satisfaction related to physical accomplishments such as the collection of money, but also the cultivation of generous spirits. This is what makes for a "genuine smiling face." And, this is the way of thinking that lies behind our activities.

ACOM CO., LTD. Annual Report 2003

ACOM in Figures

Related Macroeconomic Data

	FY1999	FY2000	FY2001
1.Employment-related Statistics			
The number of unemployed people (Millions)	3.20	3.19	3.48
The ratio of unemployed people	4.7	4.7	5.2
The ratio of job offers to job seekers (Times)	0.49	0.62	0.56
The total cash wage amount (YoY Change)	-0.8	0.5	-1.6
Regular employment index (YoY Change)	-0.2	-0.2	-0.3
2. Consumption-related Statistics			
Consumer spending (YoY Change)	-1.8	-1.2	-3.4
Retail Sales (YoY Change)	-2.0	-1.0	-3.7
3. Financial-related Statistics, etc.			
Ten-year government bond yield	1.770	1.270	1.400
Nikkei 225 (Yen)	18,049	15,616	11,468

Source: Nikkei

Operating Income (Consolidated)

	Millions of Yen			
	1999/3		2000/3	
		yoy %		yoy %
Operating Income	—	—	343,644	—
Loan Business	—	—	323,306	—
Credit Card Business	—	—	464	—
Installment Sales Finance Business	—	—	11,745	—
Guarantee Business	—	—	—	—
Loan Servicing Business	—	—	—	—
Rental Business	—	—	6,719	—
Others	—	—	1,407	—

FY2002				
full term	1st quarter	2nd quarter	3rd quarter	4th quarter
3.60	3.58	3.64	3.58	3.59
5.4	5.4	5.4	5.4	5.4
0.55	0.52	0.54	0.57	0.61
-2.0	-2.4	-3.2	-1.3	-0.6
-0.7	-0.5	-0.7	-0.8	-0.7
-0.8	0.0	1.4	-1.5	-1.7
-3.1	-3.8	-3.5	-2.9	-1.5
0.700	1.357	1.222	0.960	0.763
9,611	11,353	9,819	8,728	8,426

Millions of Yen							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
375,674	9.3	414,918	10.4	437,572	5.5	437,100	-0.1
348,295	7.7	380,553	9.3	398,057	4.6	394,400	-0.9
2,353	407.3	3,771	60.2	5,096	35.1	5,600	9.9
17,446	48.5	23,595	35.2	25,725	9.0	23,800	-7.5
—	—	319	—	1,866	483.8	5,100	173.2
—	—	191	—	925	383.9	1,600	72.9
5,569	-17.1	3,853	-30.8	3,629	-5.8	3,800	4.7
2,009	42.8	2,634	31.1	2,271	-13.8	2,800	23.3

Receivables Outstanding by Segment (Consolidated)

	Millions of Yen			
	1999/3		2000/3	
		yoy %		yoy %
Receivables Outstanding (Millions of Yen)	—	—	1,478,703	—
Loans Business	—	—	1,347,757	—
ACOM CO., LTD.	—	—	1,347,757	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	—	—
Credit Card Business	—	—	6,359	—
ACOM MasterCard®	—	—	6,167	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	—	—
Installment Sales Finance Business	—	—	124,586	—
ACOM CO., LTD.	—	—	121,933	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	2,652	—
Loan Servicing Business	—	—	—	—

Number of Customer Accounts by Segment (Consolidated)

	Number of Accounts			
	1999/3		2000/3	
		yoy %		yoy %
Loan Business*	—	—	2,669,016	—
ACOM CO., LTD.	—	—	2,669,016	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	—	—
Credit Card Business*	—	—	404,941	—
ACOM MasterCard®	—	—	380,396	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	—	—
Installment Sales Finance*	—	—	415,065	—
ACOM CO., LTD.	—	—	358,400	—
JCK CREDIT CO., LTD.	—	—	—	—
SIAM A&C CO., LTD.	—	—	56,665	—
Loan Servicing Business*	—	—	—	—

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
2. ACOM MasterCard®: Cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. Loan Servicing Business: Number of accounts for purchased loans.

Millions of Yen							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
1,720,616	16.4	1,888,413	9.8	1,941,244	2.8	1,933,210	-0.4
1,497,045	11.1	1,618,660	8.1	1,660,256	2.6	1,664,570	0.3
1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,652,100	0.0
808	—	327	-59.5	153	-53.1	70	-49.3
—	—	1,495	—	7,212	382.3	12,400	71.9
19,735	210.3	32,102	62.7	41,850	30.4	43,340	3.6
19,157	210.6	31,388	63.8	41,114	31.0	42,730	3.9
405	—	624	54.1	684	9.6	590	-13.2
—	—	—	—	—	—	—	—
203,834	63.6	237,502	16.5	237,948	0.2	223,500	-6.1
150,581	23.5	161,247	7.1	153,203	-5.0	141,250	-7.8
49,112	—	69,996	42.5	77,338	10.5	71,730	-7.2
4,140	56.1	6,258	51.1	7,406	18.3	10,520	42.1
—	—	147	—	1,189	706.5	1,800	58.4

Number of Accounts							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
2,898,760	8.6	3,058,274	5.5	3,161,304	3.4	3,175,980	0.5
2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	2,980,400	-1.7
4,971	—	2,719	-45.3	1,122	-58.7	480	-56.7
—	—	19,849	—	127,852	544.1	195,100	52.6
781,590	93.0	1,016,544	30.1	1,021,131	0.5	1,030,000	0.9
752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,024,500	1.0
3,238	—	4,952	52.9	6,004	21.2	5,250	-12.5
—	—	—	—	—	—	—	—
768,882	85.2	905,725	17.8	991,162	9.4	1,033,840	4.3
446,217	24.5	486,532	9.0	479,182	-1.5	445,000	-7.1
212,068	—	246,786	16.4	263,202	6.7	230,400	-12.5
110,597	95.2	172,407	55.9	248,778	44.3	358,440	44.1
—	—	1,468	—	10,540	618.0	—	—

Financial Highlights (ACOM CO., LTD)

Years ended March 31

	Millions of Yen
	1998
1. For the year:	
Total operating income	284,632
Operating expenses	182,365
Bad debts related expenses	30,033
Operating profit	102,267
Income before extraordinary items	102,527
Net income	44,032
2. At year-end:	
Total assets	1,436,151
Receivables outstanding*	1,147,108
Total amount of bad debts	—
Loans to borrowers in bankruptcy or under reorganization	—
Loans in arrears	—
Loans past due for three months or more	—
Restructured loans	—
Allowance for bad debts	36,900
Total shareholders' equity	293,132
Interest-bearing debts	1,080,286
3. Per shares:	Yen
Net income, basic	300.29
Cash dividends	40.00
4. Key financial ratios:	
Operating profit margin	35.9%
ROE*	16.1%
ROA*	3.3%
Ratio of bad debt write-offs	2.5%
Bad debt ratio (Gross basis)*	—
Bad debt ratio (Net basis)*	—

*Notes: 1. The amount of bad debts related expenses is the sum of bad debt expenses, provision for bad debts, and provision for loss on debt guarantees.
2. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.
3. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
4. Bad debt ratio (Gross basis) =Total amount of bad debt / Recievables outstanding plus Loans to borrowers in bankruptcy or under reorganization
5. Bad debt ratio (Net basis) = (Bad debts – Allowance for bad debts) / Recievables outstanding plus Loans to borrowers in bankruptcy or under reorganization

		Millions of Yen		
1999	2000	2001	2002	2003
310,521	341,767	366,712	400,818	419,258
183,412	197,392	208,205	231,857	276,677
39,755	47,461	51,654	69,997	112,108
127,109	144,374	158,507	168,961	142,581
127,440	142,735	159,062	170,680	144,502
56,499	74,038	80,757	94,777	77,489
1,602,641	1,700,322	1,876,210	2,095,251	2,110,009
1,297,689	1,476,050	1,666,149	1,809,564	1,847,259
—	34,077	34,596	43,691	60,491
—	3,776	3,650	7,204	9,227
—	13,408	16,866	20,972	31,128
—	498	518	497	1,036
—	16,394	13,561	15,016	19,099
44,300	54,300	61,900	77,700	107,700
343,349	427,716	502,833	580,716	645,386
1,191,700	1,192,926	1,283,167	1,417,966	1,384,848
		Yen		
385.32	504.93	550.75	647.31	529.45
45.00	55.00	65.00	80.00	80.00
40.9%	42.2%	43.2%	42.2%	34.0%
17.8%	19.2%	17.4%	17.5%	12.6%
3.7%	4.5%	4.5%	4.8%	3.7%
2.6%	2.7%	2.9%	3.2%	4.6%
—	2.5%	2.3%	2.7%	3.7%
—	-1.5%	-1.8%	-2.1%	-2.9%

Receivables Outstanding (ACOM)

	Millions of Yen			
	1999/3		2000/3	
		yoy %		yoy %
Receivables Outstanding (Millions of Yen)	1,297,689	13.1	1,476,050	13.7
Loans Business	1,206,401	11.4	1,347,757	11.7
Unsecured Loans	1,133,197	11.6	1,273,899	12.4
Consumers	1,131,255	11.4	1,271,865	12.4
Commercials	1,941	—	2,034	4.8
Secured Loans	73,204	7.9	73,857	0.9
Real Estate Card Loan	42,744	15.1	45,454	6.3
Credit Card Business	135	42.5	6,359	—
ACOM MasterCard®	—	—	6,167	—
Installment Sales Finance Business	91,152	42.9	121,933	33.8
Average Balance of Unsecured Loans for Consumers per Account (Thousands of Yen)	442	6.5	479	8.4
<Reference> Guaranteed loans receivable	—	—	—	—

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

Number of Customer Accounts (ACOM)

	Number of Accounts			
	1999/3		2000/3	
		yoy %		yoy %
Loan Business*	2,572,127	4.6	2,669,016	3.8
Unsecured Loans	2,559,255	4.6	2,655,803	3.8
Consumers	2,558,273	4.6	2,654,651	3.8
Commercials	982	—	1,152	17.3
Secured Loans	12,872	9.5	13,213	2.6
Credit Card Business	22,132	—	404,941	—
ACOM MasterCard®*	—	—	380,396	—
Installment Sales Finance*	286,327	31.7	358,400	25.2

Notes: 1. Loan Business: Number of customer accounts with outstanding balance.
2. ACOM MasterCard®: Cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

Millions of Yen							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
1,666,149	12.9	1,809,564	8.6	1,847,259	2.1	1,836,100	-0.6
1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,652,100	0.0
1,428,196	12.1	1,548,894	8.5	1,582,751	2.2	1,579,800	-0.2
1,426,696	12.2	1,547,850	8.5	1,582,125	2.2	1,579,400	-0.2
1,499	-26.3	1,043	-30.4	625	-40.1	400	-36.1
68,041	-7.9	67,942	-0.1	70,139	3.2	72,300	3.1
49,663	9.3	53,509	7.7	56,852	6.2	—	—
19,330	204.0	31,478	62.8	41,166	30.8	42,750	3.8
19,157	210.6	31,388	63.8	41,114	31.0	42,730	3.9
150,581	23.5	161,247	7.1	153,203	-5.0	141,250	-7.8
496	3.5	512	3.2	524	2.3	533	1.7
(513)	(7.1)	(541)	(5.5)				
—	—	9,539	—	57,926	—	110,000	89.9

Number of Accounts							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	2,980,400	-1.7
(2,796,743)	(4.8)	(2,873,888)	(2.8)				
2,880,304	8.5	3,021,780	4.9	3,017,837	-0.1	2,965,500	-1.7
(2,783,290)	(4.8)	(2,860,021)	(2.8)				
2,879,293	8.5	3,020,908	4.9	3,017,176	-0.1	2,965,000	-1.7
(2,782,279)	(4.8)	(2,859,149)	(2.8)				
1,011	-12.2	872	-13.7	661	-24.2	500	-24.4
13,485	2.1	13,926	3.3	14,493	4.1	14,900	2.8
778,352	92.2	1,011,592	30.0	1,015,127	0.3	1,024,750	0.9
752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,024,500	1.0
446,217	24.5	486,532	9.0	479,182	-1.5	445,000	-7.1

Number of New Loan Customers (ACOM)

	1999/3		2000/3	
		yoy %		yoy %
Number of New Loan Customers	453,123	-5.0	427,886	-5.6
Unsecured Loans	452,770	-5.0	427,367	-5.6
Consumers	452,747	-5.0	427,345	-5.6
Commercials	23	155.6	22	-4.3
Secured Loans	353	29.3	519	47.0

Number of Loan Business Outlets (ACOM)

	1999/3		2000/3	
		yoy		yoy
Number of Loan Business Outlets	1,521	395	1,635	114
Staffed	509	-7	512	3
Unstaffed	1,012	402	1,123	111

MUJINKUN (ACOM)

	1999/3		2000/3	
		yoy		yoy
Number of MUJINKUN Outlets	1,507	401	1,623	116
Number of MUJINKUN Machines	1,509	401	1,625	116

Cash Dispensers and ATMs (ACOM)

	1999/3		2000/3	
		yoy		yoy
Number of Cash Dispensers and ATMs	14,594	2,543	18,478	3,884
Proprietary	1,824	403	1,944	120
Open 365 Days/Year	1,814	404	1,937	123
Open 24 Hours/Day	1,507	405	1,633	126
Tie-up	12,770	2,140	16,534	3,764
Others*	—	—	—	—

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
443,100	3.6	443,538	0.1	408,146	-8.0	386,410	-5.3
442,110	3.4	442,184	0.0	406,693	-8.0	385,010	-5.3
442,092	3.5	442,165	0.0	406,685	-8.0	385,000	-5.3
18	-18.2	19	5.6	8	-57.9	10	25.0
990	90.8	1,354	36.8	1,453	7.3	1,400	-3.6

2001/3		2002/3		2003/3		2004/3(E)	
	yoy		yoy		yoy		yoy
1,741	106	1,761	20	1,716	-45	1,723	7
521	9	521	0	468	-53	406	-62
1,220	97	1,240	20	1,248	8	1,317	69

2001/3		2002/3		2003/3		2004/3(E)	
	yoy		yoy		yoy		yoy
1,733	110	1,749	16	1,705	-44	1,715	10
1,735	110	1,751	16	1,706	-45	1,716	10

2001/3		2002/3		2003/3		2004/3(E)	
	yoy		yoy		yoy		yoy
30,819	12,341	49,777	18,958	69,215	19,438	—	—
2,053	109	2,068	15	2,026	-42	2,028	2
2,046	109	2,059	13	2,020	-39	—	—
1,755	122	1,773	18	1,749	-24	—	—
28,766	12,232	47,709	18,943	67,189	19,480	—	—
7,611	7,611	7,611	0	7,621	10	—	—

Employees (ACOM)

	1999/3		2000/3	
		yoy		yoy
Number of Employees	4,258	-29	4,314	56
Head Office	664	39	658	-6
Credit Supervision related	191	23	184	-7
Financial Service Business Division	3,468	95	3,552	84
Contact Center	—	—	—	—
Installment Sales Finance	180	46	200	20

Note: The number of employees for head offce at march 2002 is indicated based on organazation as of March 2003.

Average Loan yield (ACOM)

	%			
	1999/3		2000/3	
		yoy p.p.		yoy p.p.
Average yield	25.08	-0.43	24.86	-0.22
Unsecured Loans	26.02	-0.50	25.70	-0.32
Consumers	26.02	-0.50	25.70	-0.32
Commercials	24.43	8.98	24.08	-0.35
Secured Loans	10.88	0.20	11.20	0.32

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

	Millions of Yen			
	1999/3		2000/3	
		C.R. (%)		C.R. (%)
Loans Receivable Outstanding	1,131,255	100.0	1,271,865	100.0
28.470% and Higher	173,549	15.3	119,221	9.4
27.375%	454,270	40.2	536,453	42.2
25.000% - 26.500%	297,550	26.3	304,112	23.9
20.000% - 24.820%	159,279	14.1	204,425	16.1
18.250% - 19.000%	2,189	0.2	37,612	2.9
15.000% - 18.000%	33,176	2.9	57,751	4.5
Less than 15.000%	11,241	1.0	12,288	1.0

2001/3	yoy	2002/3	yoy	2003/3	yoy	2004/3(E)	yoy
4,321	7	4,366	45	4,405	39	4,232	-173
653	-5	756	103	825	69	830	5
219	35	241	22	302	61	348	46
3,668	116	3,610	-58	3,580	-30	3,402	-178
—	—	335	335	1,059	724	—	—
216	16	231	15	228	-3	227	-1

%

2001/3	yoy p.p.	2002/3	yoy p.p.	2003/3	yoy p.p.	2004/3(E)	yoy p.p.
24.08	-0.78	23.80	-0.28	23.47	-0.33	23.02	-0.45
24.75	-0.95	24.32	-0.43	23.96	-0.36	23.52	-0.44
24.76	-0.94	24.32	-0.44	23.96	-0.36	23.52	-0.44
22.88	-1.20	21.59	-1.29	20.04	-1.55	18.88	-1.16
11.33	0.13	12.13	0.80	12.15	0.02	12.06	-0.09

Millions of Yen

2001/3	C.R. (%)	2002/3	C.R. (%)	2003/3	C.R. (%)	2004/3(E)	C.R. (%)
1,426,696	100.0	1,547,850	100.0	1,582,125	100.0	1,579,400	100.0
82,965	5.8	62,372	4.0	49,475	3.1	35,800	2.3
554,181	38.8	597,408	38.6	639,356	40.4	580,900	36.8
332,986	23.3	349,436	22.6	345,529	21.9	375,800	23.8
282,329	19.9	332,221	21.5	332,760	21.0	344,800	21.8
71,366	5.0	93,180	6.0	96,294	6.1	108,700	6.9
90,123	6.3	98,799	6.4	99,223	6.3	109,000	6.9
12,744	0.9	14,431	0.9	19,485	1.2	24,400	1.5

Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

Classified Receivable Outstanding (Thousands of Yen)	Millions of Yen 1999/3	C.R. (%)	2000/3	C.R. (%)
≦100	20,481	1.8	20,133	1.6
100< ≦300	131,855	11.7	128,577	10.1
300< ≦500	586,541	51.8	609,559	47.9
500< ≦1,000	303,527	26.8	329,124	25.9
1,000<	88,850	7.9	184,470	14.5
Total	1,131,255	100.0	1,271,865	100.0

Number of New Customers by Annual Income [Unsecured Loans](ACOM)

Annual Income (Millions of Yen)	1999/3 Number of Accounts	C.R. (%)	Initial Average Lending Amount Thousands of Yen
≦2	77,325	17.1	112
2< ≦5	294,800	65.1	146
5< ≦7	52,611	11.6	196
7< ≦10	22,778	5.0	222
10<	5,233	1.2	258
Total	452,747	100.0	152

Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

	% 1999/3 Exsisting Accounts	Write-offs Account
Under 29	28.8	25.5
Age 30 - 39	26.4	25.3
Age 40 - 49	22.5	23.7
Age 50 - 59	16.0	17.8
Over 60	6.3	7.7
Total	100.0	100.0

Millions of Yen							
2001/3		2002/3		2003/3		2004/3(E)	
	C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)
19,576	1.4	20,039	1.3	20,603	1.3	21,000	1.3
129,995	9.1	127,094	8.2	125,037	7.9	120,700	7.6
637,882	44.7	643,286	41.6	631,290	39.9	603,600	38.2
338,669	23.7	333,173	21.5	326,476	20.6	329,000	20.8
300,571	21.1	424,257	27.4	478,716	30.3	505,100	32.0
1,426,696	100.0	1,547,850	100.0	1,582,125	100.0	1,579,400	100.0

2000/3			2001/3			2002/3			2003/3		
Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
	C.R. (%)	Thousands of Yen		C.R. (%)	Thousands of Yen		C.R. (%)	Thousands of Yen		C.R. (%)	Thousands of Yen
74,541	17.5	114	89,006	20.1	134	101,134	22.9	133	96,455	23.7	136
278,576	65.2	152	281,654	63.7	160	276,288	62.5	158	255,555	62.9	161
48,037	11.2	208	46,232	10.5	211	42,720	9.6	204	36,465	8.9	204
21,371	5.0	233	20,531	4.7	237	18,054	4.1	227	15,014	3.7	225
4,820	1.1	259	4,669	1.0	255	3,969	0.9	246	3,196	0.8	239
427,345	100.0	157	442,092	100.0	165	442,165	100.0	161	406,685	100.0	162

%							
2000/3		2001/3		2002/3		2003/3	
Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account
27.9	21.9	27.2	22.1	26.3	22.9	25.3	21.8
26.9	26.9	27.4	26.8	28.1	27.3	28.7	28.0
21.8	23.4	21.2	22.4	20.7	21.7	20.5	21.7
16.9	19.7	17.4	19.8	17.7	21.0	17.9	19.7
6.5	8.1	6.8	8.9	7.2	7.1	7.6	8.8
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

	%	
	1999/3	
	Exsisting Accounts	Write-offs Account
Male	72.4	70.6
Female	27.6	29.4

Bad Debt Write-offs (ACOM)

	Millions of Yen			
	1999/3		2000/3	
		yoy %		yoy %
Bad Debt Write-offs (Millions of Yen)	32,355	17.9	37,461	15.8
Loans Receivable	31,778	17.5	36,739	15.6
Unsecured Loans	31,042	18.5	35,958	15.8
Secured Loans	736	-13.0	781	6.1
ACOM MasterCard®	—	—	19	—
Installment Sales Finance	568	44.8	682	20.2
Guarantee	—	—	—	—
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of Yen)	298	1.7	324	8.7
Average Balance of Unsecured Loans for Consumers per Account (Thousands of Yen)	442	—	479	—

Ratio of Bad Debt Write-offs (ACOM)

	%			
	1999/3		2000/3	
		yoy p.p.		yoy p.p.
Loans Receivable	2.63	0.13	2.72	0.09
Unsecured Loans	2.74	0.16	2.82	0.08
Secured Loans	1.00	-0.24	1.04	0.04
ACOM MasterCard®	—	—	0.32	0.32
Installment Sales Finance	0.62	0.00	0.57	-0.05
Guarantee	—	—	—	—

Note: 1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization
ACOM MasterCard® = Bad Debt Write-off of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt write-off of Gurantee / Guranteed Loan Receivaqbles plus Payments in Subrogation
2. Figures in brackets indicate year-on-year change in percentage points.

	%							
	2000/3		2001/3		2002/3		2003/3	
	Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account	Exsisting Accounts	Write-offs Account
	72.8	70.3	73.2	70.7	73.3	70.0	73.3	69.2
	27.2	29.7	26.8	29.3	26.7	30.0	26.7	30.8

Millions of Yen							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy %		yoy %		yoy %		yoy %
44,392	18.5	54,251	22.2	81,608	50.4	103,800	27.2
42,847	16.6	51,003	19.0	75,428	47.9	95,300	26.5
39,839	10.8	49,713	24.8	75,039	50.9	93,500	24.6
3,007	284.9	1,290	-57.1	388	-69.9	1,800	384.9
511	—	1,767	245.8	3,344	89.2	4,600	37.8
1,018	49.2	1,475	44.9	2,457	66.6	2,700	12.6
—	—	12	—	306	—	1,100	268.7
319	-1.5	332	4.1	363	9.3	—	—
496	—	512	—	524	—	533	—

%							
2001/3		2002/3		2003/3		2004/3(E)	
	yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
2.86	0.14	3.15	0.29	4.56	1.41	5.77	1.21
2.79	-0.03	3.21	0.42	4.74	1.53	5.91	1.17
4.35	3.31	1.84	-2.51	0.54	-1.30	2.58	2.04
2.67	2.35	5.63	2.96	8.13	2.50	10.77	2.64
0.68	0.11	0.91	0.23	1.60	0.69	1.96	0.36
—	—	0.13	—	0.52	0.39	1.02	0.49

Bad Debts (ACOM)

	Millions of Yen			
	1998/3		1999/3	
		%		%
Total Amount of Bad Debts	—	—	—	—
Loans to Borrowers in Bankruptcy or Under Reorganization	—	—	—	—
Applications for Bankruptcy are Proceeded	—	—	—	—
Applications for The Civil Rehabilitation are proceeded	—	—	—	—
Applications for The Civil Rehabilitation are determined	—	—	—	—
Loans in Arrears	—	—	—	—
Loans Past Due for Three Months or More	—	—	—	—
Restructured Loans	—	—	—	—

Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

	Millions of Yen			
	1998/3		1999/3	
		%		%
11days ≦ < 3 months	—	—	—	—
31days ≦ < 3 months	—	—	—	—
11days ≦ < 31 days	—	—	—	—

Allowance for Bad Debts (ACOM)

	Millions of Yen			
	1999/3		2000/3	
		yoy %		yoy %
Allowance for Bad Debts (Millions of Yen)	44,300	20.1	54,300	22.6
Ratio of Allowance for Bad Debts*	3.46	—	3.73	—
General Allowance for Bad Debts	—	—	—	—
Unsecured Consumer Loans	—	—	—	—
Specific Allowance for Bad Debts	—	—	—	—
Additional Allowance for Bad Debts	7,400	184.6	10,000	35.1
Allowance for Loss on Debt Guarantees	—	—	—	—
Additional Allowance	—	—	—	—

Note:

$$\text{Ratio of allowance for bad debts (\%)} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables (excluding deferred income on installment sales finance)}} \times 100$$

Millions of Yen

2000/3	%	2001/3	%	2002/3	%	2003/3	%
34,077	2.53	34,596	2.31	43,691	2.70	60,491	3.65
3,776	0.28	3,650	0.24	7,204	0.45	9,227	0.56
2,440	0.18	2,549	0.17	3,292	0.20	3,540	0.21
—	—	—	—	1,659	0.10	2,853	0.17
—	—	—	—	131	0.01	815	0.05
13,408	0.99	16,866	1.13	20,972	1.30	31,128	1.88
498	0.04	518	0.03	497	0.03	1,036	0.06
16,394	1.22	13,561	0.91	15,016	0.93	19,099	1.15

Millions of Yen

2000/3	%	2001/3	%	2002/3	%	2003/3	%
9,504	0.70	10,703	0.71	13,605	0.84	18,971	1.15
5,798	0.43	6,269	0.42	7,468	0.46	9,761	0.59
3,706	0.27	4,434	0.30	6,136	0.38	9,210	0.56

Millions of Yen

2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3(E)	yoy %
61,900	14.0	77,700	25.5	107,700	38.6	130,900	21.5
3.78	—	4.36	—	5.91	—	7.22	—
—	—	—	—	67,127	—	74,100	10.4
—	—	—	—	59,980	—	67,100	11.9
—	—	—	—	40,184	—	50,500	25.7
7,600	-24.0	15,800	107.9	30,000	89.9	23,200	-22.7
—	—	12	—	474	—	1,134	—
—	—	12	—	461	—	660	—

Funds Procurement (ACOM)

	Millions of Yen			
	1999/3		2000/3	
		C.R. (%)		C.R. (%)
Borrowings	1,191,700	100.0	1,192,926	100.0
Indirect	1,059,300	88.9	976,926	81.9
City Banks	16,987	1.4	20,423	1.7
Regional Banks	61,618	5.2	49,427	4.1
Long-term Credit Banks	110,762	9.3	75,810	6.4
Trust Banks	452,698	38.0	437,622	36.7
Foreign Banks	65,000	5.5	49,000	4.1
Life Insurance Companies	253,177	21.2	256,893	21.5
Non-Life Insurance Companies	64,224	5.4	61,845	5.2
Others	34,834	2.9	25,906	2.2
Direct	132,400	11.1	216,000	18.1
Straight Bonds	99,900	8.4	160,000	13.4
Convertible Bonds	—	—	50,000	4.2
Commercial Paper	27,500	2.3	1,000	0.1
Securitization of Installment Sales Finance Receivable	5,000	0.4	5,000	0.4
Others	—	—	—	—
Short-term	142,297	11.9	19,668	1.6
Long-term	1,049,403	88.1	1,173,258	98.4
Fixed	761,465	63.9	847,114	71.0
Interest Rate Swaps (Notional)	158,162	13.3	161,398	13.5
Interest Cap (Notional)	35,000	2.9	35,000	2.9
Average Interest Rate on Funds Procured During the Year (%)*	2.57	—	2.46	—
Average Nominal Interest Rate on Funds Procured During the Year*	2.39	—	2.25	—
Floating Interest Rate	2.01	—	2.20	—
Fixed Interest Rate	2.96	—	2.65	—
Short-term	1.48	—	1.35	—
Long-term	2.82	—	2.55	—
Direct	1.71	—	1.72	—
Indirect	2.63	—	2.58	—
Term Average of Long-term Prime Rate	2.49	—	2.18	—

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Millions of Yen									
2001/3		2002/3		2003/3			2004/3(E)		
	C.R. (%)		C.R. (%)		yoy %	C.R. (%)		yoy %	C.R. (%)
1,283,167	100.0	1,417,966	100.0	1,384,848	-2.3	100.0	1,276,000	-7.9	100.0
971,367	75.7	1,035,186	73.0	1,053,068	1.7	76.0	944,200	-10.3	74.0
28,798	2.3	37,017	2.6	35,065	-5.3	2.5	—	—	—
47,576	3.7	56,634	4.0	58,300	2.9	4.2	—	—	—
67,638	5.3	85,608	6.0	93,880	9.7	6.8	—	—	—
457,598	35.7	433,001	30.5	409,257	-5.5	29.6	—	—	—
17,000	1.3	46,000	3.3	63,000	37.0	4.5	—	—	—
270,883	21.1	268,215	18.9	263,779	-1.7	19.0	—	—	—
55,711	4.3	51,434	3.6	50,043	-2.7	3.6	—	—	—
26,163	2.0	57,277	4.1	79,744	39.2	5.8	—	—	—
311,800	24.3	382,780	27.0	331,780	-13.3	24.0	331,800	0.0	26.0
245,000	19.1	295,000	20.8	295,000	0.0	21.3	—	—	—
50,000	3.9	50,000	3.5	—	-100.0	0.0	—	—	—
12,000	0.9	10,000	0.7	10,000	0.0	0.7	—	—	—
4,800	0.4	3,900	0.3	2,900	-25.6	0.2	—	—	—
—	—	23,880	1.7	23,880	0.0	1.7	—	—	—
19,188	1.5	13,562	1.0	16,400	20.9	1.2	16,400	0.0	1.3
1,263,980	98.5	1,404,403	99.0	1,368,448	-2.6	98.8	1,259,600	-8.0	98.7
978,647	76.3	1,154,619	81.4	1,171,837	1.5	84.6	1,034,800	-11.7	81.1
88,577	6.9	96,648	6.8	142,310	47.2	10.3	—	—	—
110,000	8.6	117,000	8.3	117,000	0.0	8.4	—	—	—
2.37	—	2.13	—	2.10	—	—	2.05	—	—
2.17	—	1.88	—	1.85	—	—	1.79	—	—
2.20	—	1.77	—	1.89	—	—	1.68	—	—
2.38	—	2.21	—	2.14	—	—	2.14	—	—
1.21	—	1.07	—	0.56	—	—	0.78	—	—
2.43	—	2.19	—	2.11	—	—	2.07	—	—
1.76	—	1.88	—	1.86	—	—	1.84	—	—
2.52	—	2.21	—	2.18	—	—	2.13	—	—
2.17	—	1.80	—	1.79	—	—	—	—	—

Investor Information (As of March 31, 2003)

1. Stock index and Trading Volume



200 (Index)
—ACOM Share Price (Index)
— TOPIX
ACOM Trading Volume per Day (RHS)
(Thousands) 450
180
160
140
120
100
80
60
40
400
350
300
250
200
150
100
50
0
'98/4
10
'99/4
10
'00/4
10
'01/4
10
'02/4
10
'03/3

2. Principal Stockholders

	Name	Number of shares held	% of total shares in issue
1	Maruito Shokusan Co., Ltd.	27,346,755	18.65
2	Maruito Co., Ltd.	13,553,343	9.24
3	Kinoshita Memorial Foundation	9,219,232	6.29
4	The Master Trust Bank of Japan, Ltd., Trust Account	4,710,660	3.21
5	The Trusty Service Bank of Japan, Ltd., Trust Account	4,337,580	2.96
6	Kyosuke Kinoshita	4,230,321	2.89
7	Maruito Shoten Co., Ltd.	3,873,320	2.64
8	Katsuhiro Kinoshita	3,730,368	2.54
9	Shigeyoshi Kinoshita	3,461,144	2.36
10	The Mitsubishi Trust and Banking Corporation	3,157,280	2.15

3. Breakdown of Shareholders

Name／Number of shares held／% of total shares in issue



1,070,395
0.73%
347,649
0.24%
27,744,649
18.92%
59,292,004
40.44%

- Japanese financial institutions and insurance companies
- Other Japanese corporations
- Foreign corporation and individuals
- Japanese individuals and other
- Japanese securities companies
- Treasury Shares

4. Other Data

Transfer agent	: The Mitsubishi Trust and Banking Corporation
Stock listing	: First Section of Tokyo Stock Exchange
General shareholders' meeting	: June 27, 2003
Shares and shareholders	: Number of stock authorized 533,200,000
	: Number of stock issued 146,630,880*
Number of Shareholders	: 8,912

*Due to retirement of the treasury stocks, the number of stock issued was reduced by 1,002,600 on June 10, 2003.

ACOM CO., LTD. Annual Report 2003

Management's Discussion & Analysis (Analysis of Fiscal 2002 Earnings)

Retrospect of the Macroeconomic Environment

In fiscal 2002, Japan's real GDP grew by 1.5%, showing positive growth for the first time in one year, after undergoing a decline of 1.2% in fiscal 2001. However, both wholesale prices and consumer prices continued to fall, dropping by an annual rate of slightly under 1%. Nominal GDP shrank by 0.7%, following a 2.5% decline in fiscal 2001. Recurring profit in all industries showed double-digit year-on-year growth from the second quarter of fiscal 2002, but this was largely due to a cost-cutting effect at corporations (from restructuring, etc.). The industrial production index (IPI) peaked out in August 2002, and exports, which were the sole driver of the Japanese economy, started to taper off in the second half.

The aforementioned situation, a so-called jobless recovery, has caused a significant deterioration in the overall consumer credit market which ACOM is targeting, such as consumer loans or installment sales finance. This is because consumption is sluggish and the employment situation has worsened. In fiscal 2002, household expenditure declined by an annual rate of slightly less than 2%, and the unemployment rate has stayed at a high level after rising to 5.5% in August 2002. Among the unemployed, the number of involuntary unemployed increased by more than 40% compared with fiscal 2001. This is a special distinguishing characteristic of the rapid changes that occurred in the business environment in fiscal 2002 and an indication of the seriousness of those changes. Furthermore, the increase in the number of involuntary unemployed led to a sharp increase in the number of personal bankruptcies. This trend was also spurred on by a revision to the law making it easier to liquidate the liabilities of individuals.

Review and Analysis of the Consolidated Income Statement

1. General Remarks

While operating income rose by 5.5% in fiscal 2002, operating profit fell by 14.3%. The reason why profits declined despite the increase in operating income was because bad debts related expenses jumped by ¥43.6 billion or 60.5% compared with fiscal 2001, in a reflection of the seriousness of the employment situation. Operating expenses excluding provision for bad debts rose by only 2.1%, which is a much lower rate of growth than that for operating income, at 5.5%. In order to deal with the deterioration in the business environment, we held down increases in personnel expenses, in addition to cutting advertising and promotional expenses, and general expenses.

"Total other expenses, net" deteriorated from a ¥4.4 billion in fiscal 2001 to ¥12.3 billion in fiscal 2002. This was mainly because the equity-method affiliate Tokyo-Mitsubishi Cash One Ltd., which began operating its business in fiscal 2002, had not yet reached the break-even point, and the equity in loss on equity-method investments expanded by about ¥2.6 billion over fiscal 2001. As a result, income before income taxes fell by 19.5 % to ¥134.4 billion. In addition, with share prices in the doldrums, we posted impairment losses of about ¥2.7 billion on the revaluation of securities held for investment purposes. This led to a 21.5% drop in net income, to ¥75 billion.

2. Information and Analysis Regarding Operations by Segment

(1) Loan Business

In fiscal 2002, consolidated operating income rose by 4.6% over the previous year, to ¥398 billion. The business environment was unfavorable, but receivables outstanding at the end of the term increased by 2.6% to ¥1.66 trillion, thanks to improvements made to information provision services provided through CD and ATM networks, the Internet, and cellular phones. The loan business at SIAM A&C CO., LTD. also expanded smoothly.

On the other hand, in response to the deteriorating employment situation, we tried our utmost to elaborate our credit screening and strengthen our counseling function. However, we were unable to prevent our bad debts from increasing. At the parent company, which forms the core of the loan business, ratio of bad debt write-offs surged from 3.2% in fiscal 2001 to 4.6% in fiscal 2002.

(2) Credit Card Business and Installment Sales Finance Business

At the credit card business, operating income in fiscal 2002 jumped 35% over fiscal 2001, to ¥5 billion. Along with expanding the number of instant card issuance machines linked with the MUJINKUN automated loan application machines and continuing to promote our mainstay credit card ACOM MasterCard®, in fiscal 2002 we issued credit cards linked with 15 new business partners, including some with excellent customer-drawing power, such as the professional baseball team Osaka Kintetsu Buffaloes Co., Ltd. and the entertainment production company YOSHIMOTO KOGYO CO., LTD. However, as a result of the consumption slump and the worsening employment situation, the number of cardholders at the end of the term rose by only 0.5% compared with the end of fiscal 2001.

At the installment sales finance business, operating income increased by 9% over the previous term to ¥25.7 billion. Receivables outstanding at the end of the term edged up by only 0.2% compared with fiscal 2001. We strengthened the ties with our wholly-owned subsidiary JCK CREDIT CO., LTD. and put efforts into cultivating new member stores. As a result, the number of customers at this business rose by 9.4% at the end of the term. However, sales at member stores declined because of the consumption slump, and this is the reason why receivables outstanding at the end of the term was almost flat year-over-year despite of 9.4% increase in the number of customers, in our opinion.

(3) Guarantee Business

We began our guarantee business in May 2001 with the aim of further strengthening the foundations of our financial service businesses. During fiscal 2002, we concluded new tie-up agreements with five banks, including The Aomori Bank, Ltd. This brought the total number of our tie-up partners in the guarantee business to 10 (nine banks and one non-bank company). Our active efforts paid off, and the consolidated operating income in this business expanded by as much as 5.8 fold compared with fiscal 2001. In addition, guaranteed loans receivable at the end of the term reached ¥57.9 billion, which is 6.1 times greater than at the end of fiscal 2001. We are achieving a high rate of growth in the guarantee business through the skillful fusion of the trustworthiness and brand power of the financial institutions with ACOM's expertise related to the credit screening and customer management in the field of personal loans.

(4) Servicing Business (Servicer)

Operating income at the servicing business in fiscal 2002 rose by 4.8 fold, and receivables outstanding at the end of the term increased by 8.1 fold, with this business showing strong growth as the guarantee business did. In July 2001, we began operations at the servicing business by buying a stake in IR Loan Servicing, Inc. In only one and a half years, IR Loan Servicing became profitable with net income of ¥100 million.

(5) Rental Business and Others

In fiscal 2002, the operating income at our wholly-owned subsidiary ACOM RENTAL CO., LTD. declined by 5.8% over the previous year as a result of the slump in overall consumption. Moreover, operating income at our other businesses fell by 13.8%.

Review and Analysis of the Consolidated Balance Sheet and Cash Flow

At the end of fiscal 2002, total assets stood at ¥2.183 trillion, which was ¥16.5 billion higher than at the end of fiscal 2001. This was because while operating assets such as loans receivable, notes and accounts receivable increased by ¥51.8 billion, the allowance for bad debts rose by ¥31.4 billion and the book value of securities held for investment purposes declined by ¥3.3 billion on the back of falling share prices. Owing to the deterioration in the business environment, the total amount of bad debts including "loans to borrowers in bankruptcy or under reorganization" and "loans in arrears" grew by ¥16.2 billion over the end of fiscal 2001 to ¥60.7 billion. And, to handle these bad debts, we provided an allowance for bad debts of ¥112.5 billion at the end of the term.

The total amount of interest-bearing debt at the end of fiscal 2002 reached ¥1.439 trillion, which was ¥30.4 billion lower than at the end of fiscal 2001. Breaking this down, short-term debt dropped by ¥45.9 billion and long-term debt rose by ¥15.5 billion. On the other hand, total shareholders' equity increased by ¥61.6 billion to ¥644.4 billion mainly owing to higher retained earnings. As a result, the shareholders' equity ratio at the end of the term rose by 2.6 percentage points to 29.5%, and the book value per share reached ¥4,405.

In fiscal 2002, cash flow from operating activities rose by about ¥94.1 billion over fiscal 2001 to ¥47.5 billion. This was because while the increase in operating assets was ¥114.7 billion lower than the previous term, income before income taxes fell by ¥32.4 billion. In addition, the cash flow from investing activities was negative ¥8.1 billion versus negative ¥5.5 billion in fiscal 2001. We managed to hold down our capital spending through cost reductions and improvements to operating efficiency, such as through the setting up of contact centers, and as a result, purchases of property and equipment declined by ¥1.8 billion. However, ACOM posted almost no proceeds from sale of property and equipment in fiscal 2002, in contrast to ¥7.1 billion in such income in fiscal 2001. On the other hand, the cash flow from financing activities plunged ¥59.7 billion to ¥7.9 billion. This large decline was mainly attributable to a reduction in our interest-bearing debt, which we carried out in consideration of the unfavorable business environment, as epitomized by the sluggish growth in receivables outstanding at the mainstay loan business.

Risks and Risk Management

The consumer loan, credit card, installment sales finance, guarantee, and servicing businesses are affected by fluctuations in (1) the overall economy, such as consumption and employment, and (2) interest rate levels (the lending interest rate and the interest rate on fund procurement).

(1) Earnings Volatility Stemming from Economic Fluctuations

The overall economy (mainly consumption and employment) is a major variable influencing operating income of the ACOM Group. The economic trend has a significant effect not only on operating income, but also on profitability, through the amount of bad debt write-offs. In response to this situation, we are working to minimize the impact of the shrinking market by improving the quality of customer services in our core consumer loan business (such as by strengthening its quality of services through the Internet and cellular phones), as well as by expanding mainly the three business areas of credit cards, guarantees, and servicing. At the same time, we are doing all we can to avoid bad debt risk, by strengthening our reviews of the suitability of our credit screening standards and by making improvements to the follow-up care we provide to our customers, in accordance with changes in the economic conditions.

(2) Earnings Volatility Stemming from Interest Rate Fluctuations

Fluctuations in the lending interest rate have a major influence, especially on the operating income of our core business, consumer loans. In fact, there is talk that the maximum lending interest rate allowed under the Regulation for Investment and Money Rate (currently 29.2%) may be lowered. However, ACOM brought its lending interest rate down to an average of 24.1% in fiscal 2002 as a result of continued cost reductions. In the future, we will continue to work to improve our profitability by raising the efficiency of our businesses and reducing our costs.

On the other hand, a protracted economic slump actually has a positive effect on the interest rate for fund procurement. The average nominal interest rate on our fund procurement has continued to decline, falling from 2.4% in fiscal 1998 to 1.9% in fiscal 2002. However, because we believed that continuing to seek benefits from a declining interest rate on fund procurement could lead to a large earnings fluctuation risk in the future, we decided to raise our ratio of funds procured at a fixed interest rate while the interest rate was on the decline. Fixed interest rate borrowing as a percentage of total borrowing rose from 63.9% in fiscal 1998 to 84.6% in fiscal 2002. Furthermore, under our policy of putting a priority on stability, we raised our ratio of funds procured through direct financing from the 11% level in fiscal 1998 to over 24% from fiscal 2000.

ACOM CO., LTD. Annual Report 2003

Financial Section

Consolidated Balance Sheets

ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 3) 2003
Assets			
Current assets:			
Cash and cash equivalents	¥ 166,739	¥ 120,163	$ 1,387,179
Time deposits and other bank deposits (Note 6)	1,254	1,263	10,432
Marketable securities (Note 5)	1,079	452	8,976
Loans receivable (Notes 4 and 6)	1,660,256	1,618,660	13,812,445
Notes and accounts receivable (Note 6)	280,291	270,084	2,331,871
Inventories	8,339	7,356	69,376
Deposit for redemption of convertible notes (Note 6)	—	50,000	—
Deferred tax assets (Note 8)	40,264	30,061	334,975
Other current assets	24,246	22,669	201,713
Allowance for bad debts	(109,617)	(78,945)	(911,955)
Total current assets	2,072,855	2,041,766	17,245,049
Property and equipment:			
Land	19,094	24,852	158,851
Buildings and structures	43,981	46,196	365,898
Equipment	36,175	34,243	300,956
	99,251	105,292	825,715
Accumulated depreciation	(42,838)	(40,024)	(356,389)
Property and equipment, net (Note 6)	56,412	65,268	469,317
Investments and other assets:			
Investments in securities (Note 5)	21,691	21,459	180,457
Investments in and advances to affiliates	2,818	6,440	23,444
Telephone rights and other intangible assets	1,455	1,459	12,104
Rental deposits	10,890	11,452	90,599
Prepaid pension expenses (Note 7)	2,680	3,671	22,296
Discounts on bonds	1,400	1,787	11,647
Deferred tax assets (Note 8)	4,095	2,410	34,068
Other	12,047	13,269	100,224
Allowance for bad debts	(2,931)	(2,118)	(24,384)
Total investments and other assets	54,146	59,831	450,465
Total assets	¥ 2,183,414	¥ 2,166,865	$18,164,841

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 3) 2003
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term loans (Note 6)	¥ 42,313	¥ 29,337	$ 352,021
Current portion of long-term debt (Note 6)	359,150	418,121	2,987,936
Accounts payable	4,934	6,571	41,048
Accrued income taxes (Note 8)	31,849	43,061	264,966
Deferred income on installment sales	37,642	39,437	313,161
Allowance for loss on debt guarantees (Note 11)	474	12	3,943
Deferred tax liabilities (Note 8)	0	27	0
Other current liabilities	14,540	16,265	120,965
Total current liabilities	490,904	552,834	4,084,059
Long-term liabilities:			
Long-term debt (Note 6)	1,038,441	1,022,907	8,639,276
Allowance for employees' retirement benefits (Note 7)	3,671	3,173	30,540
Allowance for directors' and statutory auditors' retirement benefits	1,071	980	8,910
Deferred tax liabilities (Note 8)	7	—	58
Other long-term liabilities	4,422	3,874	36,788
Total long-term liabilities	1,047,614	1,030,936	8,715,590
Minority interests in consolidated subsidiaries	463	357	3,851
Commitments and contingent liabilities (Note 11)			
Shareholders' equity:			
Common stock:			
Authorized: 533,200,000 shares			
Issued: 146,630,880 shares at March 31, 2003 and 2002	17,282	17,282	143,777
Additional paid-in capital	25,772	25,772	214,409
Retained earnings (Notes 10 and 17)	606,622	543,276	5,046,772
Net unrealized gains on other securities	75	1,127	623
Foreign currency translation adjustments	(1,518)	(920)	(12,628)
Less: Treasury stock, at cost (Note 13):			
347,549 shares and 347,383 shares			
at March 31, 2003 and 2002, respectively	(3,803)	(3,802)	(31,638)
Total shareholders' equity	644,431	582,737	5,361,322
Total liabilities and shareholders' equity	¥ 2,183,414	¥ 2,166,865	$ 18,164,841

Consolidated Statements of Income

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Years ended March 31	2003	2002	2001	2003
Operating income:				
Interest on loans receivable	¥390,710	¥373,526	¥341,539	$3,250,499
Fees from credit card business	5,071	3,755	2,344	42,188
Fees from installment sales financing	25,120	23,044	17,188	208,985
Fees from credit guarantees	1,667	114	—	13,868
Collection of purchased receivables	436	149	—	3,627
Other financial income	27	24	77	224
Sales	6,344	6,481	7,541	52,778
Other operating income	8,194	7,823	6,983	68,169
Total operating income	437,572	414,918	375,674	3,640,366
Operating expenses:				
Financial expenses	30,562	29,903	29,573	254,259
Cost of purchased receivables	66	52	—	549
Cost of sales	3,795	3,850	4,188	31,572
General and administrative expenses (Notes 7 and 9)	140,781	137,815	129,182	1,171,222
Bad debt expenses	6,327	—	—	52,637
Provision for bad debts	108,869	72,034	52,420	905,732
Provision for loss on debt guarantees	474	12	—	3,943
Total operating expenses	290,877	243,669	215,363	2,419,941
Operating profit	146,695	171,248	160,310	1,220,424
Other income (expenses):				
Other interest and dividend income	365	571	643	3,036
Other interest expenses	(36)	(78)	(92)	(299)
Net loss in affiliates by the equity method	(3,577)	(920)	(5)	(29,758)
Net loss on sale or disposal of fixed assets	(6,752)	(3,865)	(4,299)	(56,173)
Loss on sale of investments in securities	—	(74)	(155)	—
Loss on revaluation of investments in securities (Note 5)	(2,710)	(412)	(1,340)	(22,545)
Loss on settlement of investments in a mutual insurance company	—	—	(1,000)	—
Gain on termination of a leveraged lease contract	—	—	299	—
Net gain on change in accounting standard for employees' retirement benefits (Note 7)	—	—	1,247	—
Other, net	430	410	(760)	3,577
Total other expenses, net	(12,281)	(4,368)	(5,463)	(102,171)
Income before income taxes	134,414	166,880	154,847	1,118,252
Income taxes (Note 8):				
Current	70,157	80,787	75,831	583,668
Deferred	(11,179)	(9,562)	(2,371)	(93,003)
Total income taxes	58,977	71,224	73,459	490,657
Minority interests in earnings of consolidated subsidiaries	339	18	17	2,820
Net income	¥ 75,096	¥ 95,637	¥ 81,369	$ 624,758
Amounts per share (in yen and U.S. dollars):				
Net income:				
Basic	¥ 513.08	¥ 653.18	¥ 554.92	$ 4.26
Diluted	—	631.64	535.97	—
Cash dividends	80.00	80.00	65.00	0.66

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2000	146,630	¥ 17,282	¥ 25,772	¥ 386,139	¥ —	¥ —	¥ (0)
Net income	—	—	—	81,369	—	—	—
Cash dividends	—	—	—	(8,797)	—	—	—
Bonuses to directors	—	—	—	(41)	—	—	—
Net unrealized gains on other securities	—	—	—	—	3,183	—	—
Foreign currency translation adjustments	—	—	—	—	—	(1,572)	—
Net increase in treasury stock	—	—	—	—	—	—	(0)
Balance at March 31, 2001	146,630	17,282	25,772	458,669	3,183	(1,572)	(0)
Net income	—	—	—	95,637	—	—	—
Cash dividends	—	—	—	(10,983)	—	—	—
Bonuses to directors	—	—	—	(47)	—	—	—
Net unrealized gains on other securities	—	—	—	—	(2,056)	—	—
Foreign currency translation adjustments	—	—	—	—	—	652	—
Net increase in treasury stock	—	—	—	—	—	—	(3,802)
Balance at March 31, 2002	146,630	17,282	25,772	543,276	1,127	(920)	(3,802)
Net income	—	—	—	75,096	—	—	—
Cash dividends	—	—	—	(11,702)	—	—	—
Bonuses to directors	—	—	—	(47)	—	—	—
Net unrealized gains on other securities	—	—	—	—	(1,052)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(597)	
Net increase in treasury stock	—	—	—	—	—	—	(1)
Balance at March 31, 2003	146,630	¥ 17,282	¥ 25,772	¥ 606,622	¥ 75	¥ (1,518)	¥ (3,803)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	$ 143,777	$ 214,409	$ 4,519,767	$ 9,376	$ (7,653)	$ (31,630)
Net income	—	—	624,758	—	—	—
Cash dividends	—	—	(97,354)	—	—	—
Bonuses to directors	—	—	(391)	—	—	—
Net unrealized gains on other securities	—	—	—	(8,752)	—	—
Foreign currency translation adjustments	—	—	—	—	(4,966)	—
Net increase in treasury stock	—	—	—	—	—	(8)
Balance at March 31, 2003	$ 143,777	$ 214,409	$ 5,046,772	$ 623	$ (12,628)	$ (31,638)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars(Note 3)
Years ended March 31	2003	2002	2001	2003
Operating activities:				
Income before income taxes	¥ 134,414	¥ 166,880	¥ 154,847	$ 1,118,252
Adjustments:				
Depreciation and amortization	6,321	6,867	6,794	52,587
Increase in allowance for bad debts	31,572	16,695	7,351	262,662
Increase in allowance for loss on debt guarantees	461	12	—	3,835
Increase in allowance for employees' retirement benefits	498	81	2,853	4,143
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	90	93	(143)	748
Non-operating interest and dividend income	(365)	(571)	(643)	(3,036)
Non-operating interest expenses	36	78	92	299
Net loss in affiliates by the equity method	3,577	920	5	29,758
Net loss on sale or disposal of fixed assets	6,752	3,865	4,299	56,173
Amortization of discounts on bonds	386	183	—	3,211
Bond issuance expenses	256	639	568	2,129
Loss on sale of investments in securities	—	74	155	—
Loss on revaluation of investments in securities	2,710	412	1,340	22,545
Loss on settlement of investments in a mutual insurance company	—	—	1,000	—
Gain on termination of a leveraged lease contract	—	—	(299)	—
Changes in operating assets and liabilities:				
Increase in loans receivable	(41,705)	(121,614)	(148,241)	(346,963)
Increase in notes and accounts receivable	(10,668)	(45,507)	(48,412)	(88,752)
Increase in inventories	(983)	(127)	(120)	(8,178)
Increase in other current assets	(1,554)	(2,680)	(1,871)	(12,928)
Decrease (increase) in prepaid pension expenses	991	492	(4,164)	8,244
Decrease in notes and accounts payable	(1,618)	(3,169)	(288)	(13,460)
(Decrease) increase in deferred income on installment sales	(1,740)	5,784	6,557	(14,475)
(Decrease) increase in other current liabilities	(1,735)	2,321	1,273	(14,434)
Bonuses paid to directors	(47)	(47)	(41)	(391)
Other, net	915	(406)	(248)	7,612
Subtotal	128,566	31,278	(17,336)	1,069,600
Non-operating interest and dividends received	368	662	643	3,061
Non-operating interest paid	(33)	(110)	(86)	(274)
Income taxes paid	(81,350)	(78,384)	(73,606)	(676,788)
Net cash provided by (used in) operating activities	¥ 47,550	¥ (46,554)	¥ (90,386)	$ 395,590

(Continued)

Years ended March 31	Millions of Yen 2003	2002	2001	Thousands of U.S. Dollars(Note 3) 2003
Investing activities:				
Decrease in time deposits and marketable securities	¥ 521	¥ 1,366	¥ 7,495	$ 4,334
Proceeds from sale of property and equipment	550	7,187	36	4,575
Purchases of property and equipment	(4,389)	(6,268)	(5,941)	(36,514)
Proceeds from maturity or sale of investments in securities	134	—	1,770	1,114
Increase in investments in securities	(6,020)	(1,019)	(1,996)	(50,083)
Decrease (increase) in investments in and advances to affiliates	25	(7,000)	(214)	207
Net proceeds from acquisition of consolidated subsidiaries (Note 15)	—	—	6,134	—
Proceeds from termination of a leveraged lease contract	—	—	170	—
Proceeds from sale of AV rental business (Note 16)	—	350	595	—
Decrease (increase) in other investments	986	(208)	(471)	8,202
Net cash (used in) provided by investing activities	(8,191)	(5,590)	7,580	(68,144)
Financing activities:				
Proceeds from long-term debt	377,800	527,467	484,952	3,143,094
Payments on principal of long-term debt	(371,372)	(447,428)	(388,363)	(3,089,617)
Increase (decrease) in short-term loans	13,301	2,389	(269)	110,657
Increase in treasury stock	(1)	(3,801)	(0)	(8)
Net proceeds from issuance of a subsidiary's stock	28	—	298	232
Cash dividends paid by the Company	(11,700)	(10,986)	(8,800)	(97,337)
Cash dividends paid by a subsidiary to minority shareholders	(149)	—	—	(1,239)
Net cash provided by financing activities	7,906	67,639	87,818	65,773
Effect of exchange rate changes on cash and cash equivalents	(689)	42	13	(5,732)
Increase in cash and cash equivalents	46,576	15,536	5,026	387,487
Cash and cash equivalents at beginning of the year	120,163	104,627	99,932	999,692
Decrease in cash and cash equivalents due to exclusion of an affiliate from consolidation at end of the year	—	—	(332)	—
Cash and cash equivalents at end of the year	¥ 166,739	¥ 120,163	¥ 104,627	$ 1,387,179

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accounting records of ACOM CO., LTD. (the "Company") and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan and in conformity with accounting principles and practices generally accepted in Japan.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") and practices prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles and practices.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Prime Minister of Japan (the "PM") in accordance with the Securities and Exchange Law of Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Certain items presented in the original consolidated financial statements filed with the PM have been reclassified for the convenience of readers outside Japan.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations to be a subsidiary, even if it is less-than-majority owned. The Company had 16 subsidiaries as of March 31, 2003. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"), which are listed on the following page:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED	Japan	100%	March 31
ACOM RESEARCH INSTITUTE, INC.	Japan	100%	March 31
AJAST Ltd.	Japan	100%	March 31
ACOM ESTATE CO., LTD.	Japan	100%	March 31
ABS CO., LTD.	Japan	100%	March 31
AVRS CO., LTD. (*)	Japan	100%	March 31
ACOM RENTAL CO., LTD.	Japan	100%	March 31
JCK CREDIT CO., LTD.	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	100%	March 31
IR Loan Servicing, Inc.	Japan	80% (**)	March 31
ACOM (U.S.A.) INC. (*)	U.S.A.	100%	December 31
ACOM INTERNATIONAL, INC. (*)	U.S.A.	100%	December 31
ACOM PACIFIC, INC.	U.S.A.	100%	December 31
SIAM A&C CO., LTD.	Thailand	49% (***)	December 31
ACOM CAPITAL CO., LTD.	Cayman Island	100%	December 31
ACOM FUNDING CO., LTD. (****)	Cayman Island	100%	December 31

* Currently suspended its operation, and further business scheme is under consideration.
** Due to an acquisition of stock from a minority shareholder in February 2003, the percentage of equity ownership was changed from 60% to 80%.
*** A substantially controlled company.
**** Established on July 10, 2002.
1990 K Partnership, a former consolidated subsidiary, was dissolved on December 31, 2001 and excluded from consolidation.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have a control but an ability to exercise significant influence to be an affiliate. Investments in affiliates are accounted for by the equity method of accounting. The Company had three affiliates as of March 31, 2003, which are listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
ASCOT CO., LTD.	Japan	38.25%	March 31
Tokyo-Mitsubishi Cash One Ltd.	Japan	35%	March 31
CHAILEASE ACOM FINANCE CO., LTD.	Taiwan	40%	December 31

The difference between the cost of investments in a subsidiary or an affiliate and the equity in its net assets at the date of acquisition is charged to income as immaterial.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of the overseas subsidiaries or affiliates have been included or accounted for on the basis of fiscal periods ended December 31.

(b) Cash equivalents

The Companies consider all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(c) Foreign currency translation

The accounts of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates.

Differences arising from the translations are stated as "Foreign currency translation adjustments" in the accompanying consolidated balance sheets.

From the year ended March 31, 2001, "Foreign currency translation adjustments" have been presented in the shareholders' equity section in accordance with the revised "Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999. In prior years, such adjustments were stated in the assets section.

(d) Foreign currency transactions
In accordance with the revised "Accounting Standard for Foreign Currency Transactions" mentioned in (c) above, all monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and resulting gains and losses are included in income.

(e) Marketable securities and investments in securities
Effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Financial Instruments" issued by the BADC on January 22, 1999. Under this Standard, marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity and other securities. Trading securities are valued at market prices and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market prices and the resulting gains or losses are stated, net of tax, in the shareholders' equity section in the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. In prior years, marketable securities and investments in securities for which market prices are available were valued at the lower of moving-average cost or market. The effect of this change was to increase income before income taxes for the year ended March 31, 2001 by ¥69 million.

Furthermore, as a result of examination of the respective holding objectives at the beginning of the fiscal year ended March 31, 2001, held-to-maturity and other securities with a maturity within one year, and those with the same characteristics as deposits, were reclassified to "Marketable securities" in the current assets section; and securities falling outside these categories were reclassified to "Investments in securities" in the investments and other assets section.

Other securities for which market prices are not available are stated at moving-average cost.

(f) Inventories
Inventories, primarily consisting of paintings held by the Company and purchased receivables held by a subsidiary servicing company, are stated at individually specified cost.

(g) Allowance for bad debts
As a result of the adoption of "Accounting Standard for Financial Instruments" effective April 1, 2000 mentioned in (e) above, to cover possible losses on collection of loans and other receivables, the Company and its domestic subsidiaries provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

The allowance for bad debts of the overseas subsidiaries is provided at amounts determined by the estimates made by management to cover possible losses on collection.

(h) Property and equipment
Property and equipment is stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method, over the estimated useful lives of the respective assets.

(i) Share and bond issuance expenses and discounts on bonds

Share and bond issuance expenses are charged to income when incurred.

From the fiscal year ended March 31, 2002, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993, revised on May 10, 2001), bond issuance expenses, related to the bonds issued by Financial Services companies only, were reclassified from "Other, net" in the other income (expenses) section to "Financial expenses" in the operating expenses section. The effect of this reclassification was to increase operating expenses by ¥629 million and decreasing operating profit and other expenses by the same amount for the year ended March 31, 2002.

Discounts on bonds are deferred and amortized by the straight-line method over the period of duration of the related bonds.

(j) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and an unconsolidated affiliate to provide credit guarantees for personal loans held by those banks and the affiliate. To cover possible losses on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(k) Employees' retirement benefits

Effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Retirement Benefits" issued by the BADC on June 16, 1998.

Under this Standard, allowance for employees' retirement benefits should be recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset should be recorded as prepaid pension expenses.

Net retirement benefit expense or income should be recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost should be recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

Any transition benefit liability or prepayment existing at the initial adoption of this Standard should be recognized over a period not exceeding 15 years. The Company and its domestic subsidiaries recognized such transition liability and prepayment immediately in the year ended March 31, 2001, and the resulting net gain was stated as "Net gain on change in accounting standard for employees' retirement benefits" in the accompanying consolidated statement of income for the year then ended.

This change had the effect of reducing retirement benefit expenses by ¥104 million, increasing operating profit by the same amount, and increasing income before income taxes by ¥1,351 million for the year ended March 31, 2001.

The allowance for employees' retirement benefits of an overseas subsidiary is provided at the amount determined in accordance with basic salary and number of years of employment.

(l) Allowance for directors' and statutory auditors' retirement benefits

The allowance for directors' and statutory auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and statutory auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(m) Leases

Non-cancellable lease transactions of the Company and its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(o) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(p) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(q) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(r) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options (interest rate caps in long positions only) and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and currency exchange rates relating to its short-term and long-term loans in compliance with the internal rules of the respective companies.

Under the "Accounting Standard for Financial Instruments", derivative transactions are valued at market prices, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. Moreover, if interest rate swaps and currency swaps are specifically tied to the hedged loan transactions, unrealized gains or losses on those swaps are not recognized in the consolidated financial statements as such gains or losses are to be offset with those on the hedged transactions. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market prices.

(s) Net income per share

From this fiscal year ended March 31, 2003, the Company adopted the Financial Accounting Standards No. 2, "Accounting Standard for Earnings Per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002. Under this Standard, basic net income per share is computed by dividing net income, the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the year. Accordingly, in the per share computation, the portion not attributable to shareholders of common stock, such as bonuses payable to directors and statutory auditors, should be excluded. If this Standard had been retroactively applied, basic net income per share for the fiscal years ended March 31, 2002 and 2001 would have been ¥652.85 and ¥554.60, respectively.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the year, after consideration of the dilutive effect of the zero coupon convertible notes issued on August 2,

1999 and matured on March 31, 2002. If the Standard, above described, had been retroactively applied, diluted net income per share for the fiscal years ended March 31, 2002 and 2001 would have been ¥631.33 and ¥535.65, respectively.

(t) Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥120.20 = US $1.00, the exchange rate prevailing on March 31, 2003.

The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2003 and 2002 included unsecured loans to individual customers in the aggregate amount of ¥1,589,480 million ($13,223,627 thousand) and ¥1,549,661 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2003 and 2002 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2003	2002	2003
Non-accrual loans due to bankruptcy or reorganization	¥ 9,227	¥ 7,204	$ 76,763
Other non-accrual loans	31,302	21,751	260,415
Loans past due for three months or more	1,139	519	9,475
Restructured loans	19,122	15,041	159,084
	¥ 60,791	¥ 44,516	$ 505,748

5. Marketable Securities and Investments in Securities

At March 31, 2003, information with respect to held-to-maturity securities for which market prices were available was summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Balance sheet amount	Market value	Unrealized losses	Balance sheet amount	Market value	Unrealized losses
Unrealized loss items:						
Bonds:						
Other	¥ 4,000	¥ 3,998	¥ (1)	$ 33,277	$ 33,261	$ (8)

At March 31, 2002, the Companies had no held-to-maturity securities.

At March 31, 2003 and 2002, information with respect to other securities for which market prices were available was summarized as follows:

	Millions of Yen					
	2003			2002		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 4,005	¥ 6,148	¥ 2,142	¥ 5,932	¥ 10,347	¥ 4,414
Bonds:						
National and municipal	80	87	7	80	85	5
Corporate	1,313	1,356	43	85	158	72
Other	10	10	0	10	10	0
Other	2,004	2,047	43	1,502	1,508	5
Total	7,413	9,650	2,236	7,611	12,109	4,497
Unrealized loss items:						
Stock	8,777	7,060	(1,717)	8,943	6,652	(2,290)
Bonds:						
Other	5	5	(0)	213	210	(3)
Other	1,308	912	(395)	2,020	1,723	(296)
Total	10,090	7,977	(2,113)	11,177	8,586	(2,590)
Total	¥ 17,504	¥ 17,628	¥ 123	¥ 18,788	¥ 20,695	¥ 1,906

	Thousands of U.S. Dollars		
	2003		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 33,319	$ 51,148	$ 17,820
Bonds:			
National and municipal	665	723	58
Corporate	10,923	11,281	357
Other	83	83	0
Other	16,672	17,029	357
Total	61,672	80,282	18,602
Unrealized loss items:			
Stock	73,019	58,735	(14,284)
Bonds:			
Other	41	41	(0)
Other	10,881	7,587	(3,286)
Total	83,943	66,364	(17,579)
Total	$ 145,623	$ 146,655	$ 1,023

An impairment loss has been recorded when (i) the market price of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell bellow 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year.

With respect to other securities for which market prices were available, impairment losses amounting to ¥2,690 million ($22,379 thousand) and ¥363 million were recorded and included in "Loss on revaluation of investments in securities" of the accompanying consolidated statements of income for the years ended March 31, 2003 and 2002, respectively.

Information with respect to other securities sold in the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2003	2002	2001	2003
Total sales amount	¥ 177	¥ 860	¥ 246	$1,472
Total gain on sales	87	307	0	723
Total loss on sales	14	92	155	116

At March 31, 2003 and 2002, securities for which market prices were not available included principally the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
March 31	Balance sheet amount		
Other securities:			
Unlisted companies' stock, excluding over-the-counter stock	¥ 1,142	¥ 1,160	$ 9,500

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2003 and 2002 as follows:

	Millions of Yen					
	2003			2002		
March 31	Within one year	One - five years	Over five years	Within one year	One - five years	Over five years
Bonds:						
National and municipal	¥ —	¥ —	¥ 87	¥ —	¥ —	¥ 85
Corporate	—	1,356	—	87	70	—
Other	15	—	4,000	265	10	—
Other	1,064	587	532	99	1,668	503
Total	¥ 1,079	¥ 1,944	¥ 4,620	¥ 452	¥ 1,749	¥ 589

	Thousands of U.S. Dollars		
	2003		
March 31	Within one year	One - five years	Over five years
Bonds:			
National and municipal	$ —	$ —	$ 723
Corporate	—	11,281	—
Other	124	—	33,277
Other	8,851	4,883	4,425
Total	$ 8,976	$ 16,173	$ 38,435

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2003 and 2002 were 1.26% and 1.57%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2003	2002	2003
Unsecured loans of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.79917% to 3.8% due through December 2009	¥ 461,530	¥ 413,988	$ 3,839,683
Unsecured loans of an overseas subsidiary at interest rates ranging from 4.2% to 7.738% due through February 2004	2,177	1,698	18,111
Loans with collateral of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.8% to 3.7% due through November 2009	607,759	646,771	5,056,231
Unsecured bonds issued by the Company at interest rates ranging from 0.85% to 2.72% due through June 2012	295,000	295,000	2,454,242
1.45% unsecured bonds issued by domestic subsidiaries due May 2005	300	4,000	2,495
Japanese yen discounted bonds with collateral issued by an overseas subsidiary due March 2008	25,284	25,671	210,349
3.2% THB 2,000 million unsecured bonds issued by an overseas subsidiary due December 2005	5,540	—	46,089
Unsecured zero coupon convertible notes issued by the Company(*)	—	50,000	—
Payables under trust agreements for certain installment sales receivables	—	3,900	—
Less: current portion	(359,150)	(418,121)	(2,987,936)
	¥ 1,038,441	¥ 1,022,907	$ 8,639,276

* The unsecured zero coupon convertible notes fell due on March 31, 2002 without any conversion right exercised. As the due date and the following date were bank holidays at an oversea payment place, the actual redemption date was April 2, 2002. In advance of the due date, on March 28, 2002, the Company made a deposit with the paying agent amounting to ¥50,000 million, equivalent to the principal amount of the notes, which was stated in the accompanying consolidated balance sheet as of March 31, 2002 as "Deposit for redemption of convertible notes".

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

March 31	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars 2003
Bank deposits	¥ 1,194	¥ 1,194	$ 9,933
Loans receivable	642,524	688,230	5,345,457
Notes and accounts receivable	100	877	831
Property and equipment, net	8,247	8,295	68,610
	¥ 652,067	¥ 698,597	$ 5,424,850

At March 31, 2003 and 2002, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥137,761 million ($1,146,098 thousand) and ¥147,347 million of loans receivable of ¥642,524 million ($5,345,457 thousand) and ¥688,230 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

March 31	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars 2003
Short-term loans	¥ 1,000	¥ 1,000	$ 8,319
Current portion of long-term debt	40,324	43,582	335,474
Long-term debt	95,608	102,460	795,407

The aggregate annual maturities of long-term debt subsequent to March 31, 2003 were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 359,150	$ 2,987,936
2005	366,860	3,052,079
2006	315,205	2,622,337
2007	180,618	1,502,645
2008	91,403	760,424
2009 and thereafter	84,353	701,772
	¥ 1,397,591	$ 11,627,212

For efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with six financial institutions and commitment line contracts with twelve financial institutions, which provided the Companies with the overdraft and commitment facilities in the aggregate amount of ¥436,503 million ($3,631,472 thousand) as of March 31, 2003. The unused facilities maintained by the Companies as of March 31, 2003 amounted to ¥376,302 million ($3,130,632 thousand).

7. Employees' Retirement Benefits

At March 31, 2003 and 2002, the Company and certain of its subsidiaries had, jointly or severally, defined benefit plans, including two funded non-contributory tax-qualified retirement pension plans and two funded contributory welfare pension plans, which together cover substantially all full-time employees who meet certain eligibility requirements.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2003 and 2002 were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2003	2002	2003
Projected benefit obligation	¥ (34,172)	¥ (30,993)	$ (284,292)
Plan assets at fair market value	24,060	24,800	200,166
Unfunded retirement benefit liabilities	(10,112)	(6,193)	(84,126)
Unrecognized past service cost (gain)(*)	(1,649)	(2,080)	(13,718)
Net unrecognized actuarial losses	10,771	8,772	89,608
Net retirement benefit liabilities recognized on the consolidated balance sheets	(991)	497	(8,244)
Prepaid pension expenses	2,680	3,671	22,296
Allowance for employees' retirement benefits	¥ (3,671)	¥ (3,173)	$ (30,540)

* In connection with the revision to the Welfare Pension Insurance Law of Japan, effective March 2002, one of the joint welfare pension plans held by the Companies raised the age of commencement of benefit payments from 60 to 65 years, which reduced the benefit obligation of the plan by ¥2,116 million as of March 31, 2002.

The components of net retirement benefit expenses recognized in the accompanying consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2003	2002	2001	2003
Current service cost	¥ 2,504	¥ 2,167	¥ 2,202	$ 20,831
Interest cost	774	800	722	6,439
Expected return on plan assets	(743)	(721)	(759)	(6,181)
Past service cost (gain) recognized for the year	(421)	(35)	—	(3,502)
Net actuarial losses recognized for the year	1,908	739	—	15,873
Net gain on change in accounting standard for employees' retirement benefits	—	—	(1,247)	—
Retirement payments in a lump sum and other	13	—	23	108
Net retirement benefit expenses	¥ 4,036	¥ 2,950	¥ 941	$ 33,577

The principal assumptions used in determining retirement benefit obligations and other components for the Companies' plans were as follows:

	2003	2002	2001
Discount rate	2.50%	2.50%	3.00%
Rate of return on assets	3.00%	3.00%	3.00%
Period of recognition of past service cost	5 years evenly	5 years evenly	—
Period of recognition of actuarial gains or losses	5 years evenly	5 years evenly	5 years evenly

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account of the Company and its domestic subsidiaries. The aggregate statutory tax rate applicable to the domestic Companies was approximately 40.9% for the years ended March 31, 2003, 2002 and 2001. Reconciliation between the statutory tax rate and the effective tax rates as a percentage of income before income taxes for the years ended March 31, 2003, 2002 and 2001 was summarized as follows:

Years ended March 31	2003	2002(*)	2001
Statutory income tax rate	40.9%	—	40.9%
Taxation on undistributed income	—	—	5.0
Net loss in affiliates by the equity method	1.1	—	0.0
Retained earnings of subsidiaries	0.3	—	0.2
Expenses not deductible for income tax purposes	0.1	—	0.1
Inhabitants' per capita taxes	0.2	—	0.2
Other	1.3	—	1.0
Effective income tax rate	43.9%	—	47.4%

* Reconciliation for the year ended March 31, 2002 was omitted, as the statutory tax rate did not significantly differ from the effective tax rate.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2003 and 2002 were presented as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2003	2002	2003
Deferred tax assets:			
Bad debt write-offs	¥ 11,565	¥ 9,105	$ 96,214
Allowance for bad debts	22,234	12,145	184,975
Allowance for loss on debt guarantees	193	5	1,605
Accrued bonuses	1,268	1,009	10,549
Allowance for employees' retirement benefits	1,454	1,259	12,096
Allowance for directors' and statutory auditors' retirement benefits	434	400	3,610
Accrued interest income	464	1,978	3,860
Accrued enterprise tax	2,716	4,059	22,595
Depreciation and amortization	6,443	5,331	53,602
Consumption tax	289	244	2,404
Revaluation of marketable securities	42	243	349
Loss on investments in golf club and other membership	171	184	1,422
Tax loss carryforwards of subsidiaries	6	89	49
Elimination of unrealized profit	1,336	1,439	11,114
Other	255	197	2,121
Subtotal	48,877	37,693	406,630
Less: valuation allowance	(145)	(186)	(1,206)
Total gross deferred tax assets	48,732	37,506	405,424
Deferred tax liabilities:			
Retained earnings of subsidiaries	(3,187)	(2,727)	(26,514)
Prepaid pension expenses	(1,085)	(1,500)	(9,026)
Net unrealized gains on other securities	(47)	(779)	(391)
Other	(59)	(53)	(490)
Total gross deferred tax liabilities	(4,380)	(5,061)	(36,439)
Net deferred tax assets	¥ 44,352	¥ 32,444	$ 368,985

On March 31, 2003, the Local Taxes Law of Japan was amended to introduce the pro forma standard taxation system to enterprise tax from the fiscal years commencing on and after April 1, 2004. Under this system, companies with stated capital over ¥100 million will be subject to taxation based on the sum of stated capital and capital reserve and the total value added for the fiscal year ("pro forma standards") in exchange for reduced rates on taxable income, which will reduce the aggregate statutory tax rate on income of the Company and certain of its domestic subsidiaries for the fiscal years ending March 31, 2004 and thereafter. The effect of this change was to decrease deferred tax assets, net of deferred tax liabilities (non-current portion only), as of March 31, 2003 by ¥54 million ($449 thousand) and increase deferred income tax expenses for the year then ended by the same amount.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased equipment as of March 31, 2003 and 2002 and the related depreciation and interest expenses for the years ended March 31, 2003, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Net book value		Acquisition costs	Accumulated depreciation	Net book value
March 31	2003	2002	2003	2002	2003	2002	2003	2003	2003
Equipment . . .	¥ 9,495	¥ 12,870	¥ 5,315	¥ 7,642	¥ 4,179	¥ 5,228	$ 78,993	$ 44,217	$ 34,767

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2003	2002	2001	2003
Depreciation	¥ 2,827	¥ 3,681	¥ 4,347	$ 23,519
Interest	144	190	253	1,198

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥3,004 million ($24,991 thousand), ¥3,924 million and ¥4,649 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments subsequent to March 31, 2003 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 1,924	$ 16,006
2005 and thereafter	2,342	19,484
	¥ 4,267	$ 35,499

10. Legal Reserve

Consolidated retained earnings included a legal reserve which amounted to ¥4,353 million ($36,214 thousand) as of March 31, 2003 and 2002. The legal reserve has been provided in accordance with the Commercial Code of Japan which requires that an amount equal to at least 10% of cash dividends and directors' and statutory auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the board of directors.

11. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2003 amounted to ¥4,557 million ($37,911 thousand).

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2003, the unexercised portion of such facilities amounted to ¥648,671 million ($5,396,597 thousand), including ¥410,167 million ($3,412,371 thousand)

for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Company.

At March 31, 2003, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥57,452 million ($477,970 thousand), net of allowance for loss on debt guarantees in the amount of ¥474 million ($3,943 thousand). In addition, at March 31, 2003, the Company was contingently liable as guarantor of an unconsolidated affiliate's debt amounting to NT$180 million.

Refer to Note 6 regarding pledged assets.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and currency exchange rates relating to their short-term and long-term loans.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2003 and 2002 was omitted, as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plan

The Company has a stock option plan for the granting of non-transferable options to certain eligible directors and key employees of the Company. Options are granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682, equivalent to 103% of the higher of the closing price of the shares on the day prior to August 1, 2001 (the date of grant) or the monthly average closing price for July, 2001 (the month prior to the date of grant). The options are exercisable beginning on July 1, 2003.

To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheets as of March 31, 2003 and 2002.

14. Segment Information

The Companies' operations by business segment were as follows:

	Millions of Yen				
Year ended or as of March 31, 2003	Financial services	Other businesses	Total	Adjustments and eliminations	Consolidated
Operating income from:					
Outside customers	¥ 431,671	¥ 5,901	¥ 437,572	¥ —	¥ 437,572
Intersegment	—	15,300	15,300	(15,300)	—
Total	431,671	21,201	452,873	(15,300)	437,572
Operating expenses	277,805	20,524	298,330	(7,452)	290,877
Operating profit	¥ 153,866	¥ 676	¥ 154,543	¥ (7,847)	¥ 146,695
Assets	¥ 2,118,518	¥ 35,893	¥ 2,154,411	¥ 29,002	¥ 2,183,414
Depreciation	5,492	549	6,041	2	6,043
Capital expenditure	4,281	1,361	5,642	(1,131)	4,511
Year ended or as of March 31, 2002					
Operating income from:					
Outside customers	¥ 408,431	¥ 6,487	¥ 414,918	¥ —	¥ 414,918
Intersegment	—	14,671	14,671	(14,671)	—
Total	408,431	21,158	429,589	(14,671)	414,918
Operating expenses	230,284	19,876	250,160	(6,491)	243,669
Operating profit	¥ 178,146	¥ 1,282	¥ 179,429	¥ (8,180)	¥ 171,248
Assets	¥ 2,095,238	¥ 39,292	¥ 2,134,531	¥ 32,334	¥ 2,166,865
Depreciation	5,771	704	6,476	53	6,529
Capital expenditure	6,109	2,730	8,839	(2,588)	6,251
Year ended or as of March 31, 2001					
Operating income from:					
Outside customers	¥ 368,113	¥ 7,561	¥ 375,674	¥ —	¥ 375,674
Intersegment	—	17,192	17,192	(17,192)	—
Total	368,113	24,753	392,866	(17,192)	375,674
Operating expenses	200,346	22,587	222,933	(7,569)	215,363
Operating profit	¥ 167,766	¥ 2,165	¥ 169,932	¥ (9,622)	¥ 160,310
Assets	¥ 1,877,544	¥ 38,061	¥ 1,915,606	¥ 28,229	¥ 1,943,836
Depreciation	5,632	673	6,305	98	6,404
Capital expenditure	5,629	1,377	7,007	(1,394)	5,612

Year ended or as of March 31, 2003	Thousands of U.S. Dollars				
	Financial services	Other businesses	Total	Adjustments and eliminations	Consolidated
Operating income from:					
Outside customers	$ 3,591,272	$ 49,093	$ 3,640,366	$ —	$ 3,640,366
Intersegment	—	127,287	127,287	(127,287)	—
Total	3,591,272	176,381	3,767,662	(127,287)	3,640,366
Operating expenses	2,311,189	170,748	2,481,946	(61,996)	2,419,941
Operating profit	$ 1,280,083	$ 5,623	$ 1,285,715	$ (65,282)	$ 1,220,424
Assets	$ 17,624,941	$ 298,610	$ 17,923,552	$ 241,281	$ 18,164,841
Depreciation	45,690	4,567	50,257	16	50,274
Capital expenditure	35,615	11,322	46,938	(9,409)	37,529

Unallocated corporate expenses and assets included in "Adjustments and eliminations" for the years ended or as of March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended or as of March 31	2003	2002	2001	2003
Corporate expenses	¥ 7,956	¥ 8,280	¥ 8,103	$ 66,189
Corporate assets	54,666	53,750	48,622	454,792

As described in Notes 2(c) and 2(d), the "Accounting Standard for Foreign Currency Transactions" was revised. As a result of this change, unallocated corporate assets as of March 31, 2001 decreased by ¥1,572 million. Except for this, the effect of this change was immaterial.

As described in Note 2(e), effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Financial Instruments" and reclassified certain of "Marketable securities" in the current assets section to "Investments in securities" in the non-current assets section. Concurrent with this reclassification, a portion of other financial income was reclassified to other non-operating income, resulting in a reduction in operating income of the "Financial services" segment for the year ended March 31, 2001 by ¥145 million. As described in Note 2(k), effective April 1, 2000, the Company and its domestic subsidiaries adopted the "Accounting Standard for Retirement Benefits". This change had the effect of reducing operating expenses of the "Financial service" segment for the year ended March 31, 2001 by ¥90 million and unallocated corporate expenses for the year then ended by ¥14 million. The effect on the "Other businesses" segment was immaterial. In addition, as a result of this change, assets of the "Financial services" segment, those of the "Other businesses" segment and unallocated corporate assets as of March 31, 2001 increased by ¥3,488 million, ¥96 million and ¥579 million, respectively.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

15. Acquisition of Subsidiaries

In the year ended March 31, 2001, the Company acquired 100% of the equity of JUKI CREDIT CO., LTD. (currently JCK CREDIT CO., LTD.) and 60% of the equity of IR Loan Servicing, Inc., both of which have been included in the accompanying consolidated financial statements from the respective effective acquisition dates. The fair value of the assets and liabilities of these companies were as follows:

	Millions of Yen	
	JUKI CREDIT CO., LTD. (as of October 1, 2000)	IR Loan Servicing, Inc. (as of March 31, 2001)
Current assets	¥ 50,777	¥ 493
Non-current assets	563	2
Current liabilities	(33,295)	(0)
Long-term liabilities	(17,345)	—
Consolidation adjustments	(0)	2
Minority interests	—	(198)
Acquisition cost paid	700	300
Cash and cash equivalents acquired	(6,640)	(493)
Net proceeds from acquisition	¥ 5,940	¥ 193

16. Sale of AV Rental Business

From December 2000 to February 2001, the Company sold its Audio-Visual Software Rental ("AV Rental") business for cash consideration of ¥1,052 million, resulting in a gain on sale of ¥39 million. The aggregate book value of the assets sold was ¥905 million.

17. Subsequent Events

In June 2003, the Company acquired, by a tender offer, 1,002,600 shares of its common stock in the amount of ¥3,408 million based on the approval by the Board of Directors of the Company on May 6, 2003. The acquired shares were extinguished by offsetting with retained earnings of the Company based on the approval by the Board of Directors of the Company on May 29, 2003.

In June 2003, the Company acquired, from the stock market, 1,719,610 shares of its common stock in the amount of ¥7,657 million based on the approval by the Board of Directors of the Company on May 29, 2003. The Plan for disposal of the acquired shares has not been decided.

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2003, were approved at a shareholders' meeting of the Company held on June 27, 2003:

	Millions of Yen
Cash dividends (¥40.00 = US$0.33)	¥ 5,851
Bonuses to directors	39

Report of Independent Auditors

Shin Nihon & Co.

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho,
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone:03 3503-1100
Fax: 03 3503-1197

Report of Independent Auditors

The Board of Directors
ACOM CO.,LTD.

We have audited the accompanying consolidated balance sheets of ACOM CO.,LTD. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACOM CO.,LTD. and consolidated subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 2 to the consolidated financial statements, ACOM CO.,LTD. and consolidated subsidiaries have adopted new accounting standards for financial instruments, retirement benefits, and foreign currency transactions in the preparation of their consolidated financial statements for the year ended March 31, 2001.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co

June 27, 2003

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of ACOM CO.,LTD. *and consolidated subsidiaries under Japanese accounting principles and practices.*

Corporate Data (As of March 31, 2003)

Company name
ACOM CO., LTD.

Business outline
Loan, credit card,
installment sales finance, and guarantee

Head office
15-11, Fujimi 2-chome,
Chiyoda-ku,
Tokyo 102-0071
Japan

Established
April 2, 1936

Incorporated
October 23, 1978

Paid-in capital
¥17,282 million

Date for the settlement of accounts
March 31

Number of employees
4,405

Independent Auditors
SHIN NIHON & CO.
(Member firm of ERNST & YOUNG INTERNATIONAL)

For Further Information, Please contact;
Investor Relations Office
Toyo Building, 8th Floor, 2-10, Nihonbashi 1-chome,
Chuo-ku, Tokyo 103-0027, Japan
Tel: (03)3270-3423 Fax: (03)3270-1742

acom

ACOM CO., LTD.
http://ir.acom.co.jp

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